

Blend Labs, Inc.

2024 Annual Report



BLEND LABS, INC.
2025 Annual Letter

Dear Fellow Stockholders,

2024 was a pivotal year for Blend. As the mortgage market began to stabilize in the second half of the year, we closed 2024 on a strong footing and re-entered offense. Despite continued macroeconomic volatility, we focused on the elements within our control and advanced three strategic pillars:

1. **Sustainable Growth and Profitability**: We balanced disciplined cost management with selective investment, reducing non-GAAP operating expenses by 35% and reaching our goal of non-GAAP operating profitability in both Q3 and Q4. This focus allowed us to become profitable even in historically low mortgage markets, and we believe sets us up strongly to invest in our customers and grow share ahead of a mortgage market rebound.

2. **Mortgage Growth & Innovation**: As the market showed signs of stabilization, Blend added new home lending customers—including a top 10 U.S. bank, PenFed Credit Union, and PHH Mortgage—while also seeing increased activity across our existing customer base. Total mortgage economic value per funded loan processed on Blend grew 11% year over year, demonstrating our ability to deliver more value through new offerings, even in a challenged market. We also introduced Rapid Refi, a breakthrough refinance solution designed to help lenders respond faster to a dynamic market.

3. **Consumer Banking Growth & Innovation**: Blend's Consumer Banking Suite business grew 42% in 2024, further establishing it as a key driver for the company. This growth reflects both deeper adoption among existing customers and new wins, including Andrews FCU and Langley FCU. On the innovation front, Blend launched Rapid Home Equity and introduced new integrations with Prove, Alloy, and Astra to enhance identity verification, fraud detection, and instant funding capabilities.

Fortifying our Capital Structure

In April 2024, we welcomed Haveli Investments as a strategic partner through a $150 million equity infusion. The proceeds fully retired our outstanding term loan of $225 million, leaving Blend debt-free with a year-end cash balance of $105.8 million. Our strengthened balance sheet provides the flexibility to continue investing in AI-driven automation and ecosystem partnerships.

Looking Ahead to 2025

Although the broader rate environment remains uncertain, we carry meaningful momentum into 2025 and our roadmap is clear. We will continue investing in our mortgage suite, with Rapid Refi and our new AI suite, expand our consumer banking footprint, and maintain disciplined operating expense growth as we scale. These priorities support our long-term goal of generating sustainable free cash flow and delivering lasting shareholder value.

Our Mission Endures

Blend was founded to bring simplicity and transparency to consumer finance. The progress we made in 2024 reflects the resilience of our team, the trust of our customers, and the steadfast support of you—our stockholders. Thank you for your continued confidence as we build a company designed to last.

Nima Ghamsari
Head of Blend & Co-founder
Blend Labs, Inc.

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may include Blend's efforts and ability to simplify its business; plans for Blend's future operations, partnerships and competitive position; and utilization of Blend's products and services. Please see our statement regarding forward looking statements in the accompanying Annual Report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File Number 001-40599

BLEND LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**45-5211045**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7250 Redwood Blvd., Suite 300

Novato, California 94945

(650) 550-4810

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A common stock, par value $0.00001 per share	BLND	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of the shares of Class A common stock as reported by the New York Stock Exchange on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $495.0 million. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 3, 2025, there were 255,914,704 shares of the registrant's Class A common stock outstanding, 3,747,235 shares of the registrant's Class B common stock outstanding, and no shares of the registrant's Class C common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- changes in economic conditions, especially those affecting the levels of real estate and mortgage activity, such as mortgage interest rates, credit availability, real estate prices, inflation, and consumer confidence;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, targeted reduction in operating loss and plans for future operations, expense reductions and costs savings, our ability to determine reserves, and our ability to achieve and maintain future profitability;

- our market position, growth opportunities and our ability to successfully execute our business and growth strategy;

- the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

- our expectations regarding our share repurchase program;

- the demand for our products and services;

- our ability to increase our transaction volume and to attract and retain customers;

- our ability to integrate more marketplaces into our end-to-end consumer journeys;

- our ability to develop new products, services, and features and bring them to market in a timely manner;

- our ability to make enhancements to our current products;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our ability to maintain the security and availability of our platform;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy, information security, artificial intelligence, and data protection;

- our ability to manage risk associated with our business;

- our expectations regarding new and evolving markets;

- our ability to develop and protect our brand and reputation;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to attract and retain employees and key personnel;

- our ability to maintain, protect, and enhance our intellectual property; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled *"Risk Factors"* and elsewhere in this Annual Report on Form 10-K. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

ITEM 1. BUSINESS

Company Overview

It's our vision to bring simplicity and transparency to financial services, so every consumer can more easily access the capital they need to reach their financial goals. To realize this vision, we have built a market-leading digital origination platform and suite of products designed to transform consumer banking experiences and streamline workflows for financial providers.

From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign the final documents, our platform streamlines the process. Consumers expect modern banking experiences to be as simple as other online shopping experiences. However, financial services firms may not have the resources and in-house software expertise to fulfill consumer demands for intuitive, digital, and easy-to-use products. In addition, most financial providers are burdened by antiquated, inflexible systems and use separate technology stacks for different product lines, making it difficult to drive rapid improvements. Consequently, a broad range of financial providers including banks, credit unions, fintechs, and community and independent mortgage banks have turned to Blend to help them accelerate their digital transformation initiatives and position themselves for future growth.

Our Segments

We operate our business in two segments: Blend Platform and Title.

Blend Platform

The Blend Platform segment comprises a suite of products that power the entire origination process from back end workflows to consumer experience. Our growing suite of out-of-the-box products currently enables digital-first consumer journeys for mortgages, home equity loans and lines of credit, vehicle loans, personal loans, credit cards, and deposit accounts. Each of our products is guided by rules and a decisioning framework leveraging an extensive library of pre-defined rules that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures delivery, addressing stipulations, and signing closing documents.

The Blend Platform segment also includes Blend Builder, which offers a set of low-code, drag-and-drop design tools, modular components and integrations to allow our customers to create and deploy their own new product offerings. After years of research and development, our platform has evolved to the point where it can now power highly configurable workflows from a pre-built set of components, all while leveraging existing infrastructure.

In 2024, our products within the Blend Platform segment helped financial services firms process nearly $1.2 trillion in loan applications. We bring together an extensive ecosystem of technology, data, and service providers through our software platform, enabling financial services firms to collaborate with third parties to provide best-in-class banking experiences to consumers. As consumers apply for financial products, our digital-first consumer journeys enable them to shop for services providers, such as title and property and casualty insurance products, through our integrated ecosystems that introduce products or services provided by our marketplace partners at the precise moment these products or services are needed. As more consumers use our software platform, we are able to attract a broader range of ecosystem partners, which allows us to deliver more value to consumers and attract more financial services firms as customers. This creates a powerful network effect and differentiator for our business.

Strong customer relationships are the cornerstone of Blend's success. We establish ourselves as a critical and long-term strategic partner to our customers by powering essential revenue-generating experiences, integrating our software into back office systems, and staffing teams chartered with increasing the value to the customer over time. Blend's customer relationships grow as our platform is used for a broader range of products. Customers typically complete an initial deployment of one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product journeys.

Our business model is designed to align our growth with our customers' priorities. In the Blend Platform segment, we offer our products through software-as-a-service agreements, where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Where applicable, we may also charge partners fixed and/or variable license fees to provide consumers specialized services through our platform, such as providing property and casualty insurance carrier options or settlement services.

Title

The Title segment comprises a suite of title products and services, such as instant title and other title search options, insurance solutions, closing and settlement services, including mobile signing and e-sign capabilities, and various post-closing solutions, such as disbursement and recording handling. In June 2021, Blend acquired a 90.1% interest in Title365, an underwritten title insurance agency engaged in selling title insurance policies and escrow services throughout the United States, from Mr. Cooper Group Inc. ("Mr. Cooper"). Integrating Title365 with our software platform has enabled financial services firms to automate title commitments and streamline communication with consumers and settlement teams.

Together we enable our customers to accelerate the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans. In performing title search services, Title365 serves as an agent to place and bind title insurance policies with third-party underwriters. Title365 escrow, closing and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Title365 also provides title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans. Title365 became our second reportable segment at the time of acquisition, and was renamed "Title" in 2023.

Changes in Segment Composition

In the first quarter of 2023, we introduced Blend Builder, which gives customers the ability to easily configure or build custom workflows from a prebuilt set of components. In connection with the release of Blend Builder, we changed our reporting segments so that the composition of the Blend Platform segment excludes the digitally-enabled title component and instead the digitally-enabled title component is reported within the Title segment. The comparative prior period amounts have been reclassified to conform to current period presentation.

Recent Developments

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts the demand for mortgage and mortgage related products. Since 2022, increases in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, have resulted in a relative decline in mortgage origination activity, followed by a slight increase in 2024 as compared to 2023, based on the estimates of industry forecasters.

In 2024, we saw a decrease in total mortgage transactions on our software platform compared to 2023, which can be attributed to normal customer churn amidst relatively high interest rates, decreased housing affordability, and uncertain worldwide political and economic conditions.

While industry forecasters estimate that mortgage origination activity increased slightly in 2024 compared to 2023 and currently project that mortgage origination activity will expand throughout 2025, we anticipate a more moderate growth rate in 2025.

Mortgage origination activity depends on many factors, such as changes in the Federal Reserve's policies or pressures in the macroeconomic environment, all of which are uncertain and out of our control.

We expect the Federal Reserve's decision-making to continue to have impacts on mortgage origination activity. As a large portion of our revenue is driven by mortgage and mortgage-related transaction volumes, changes in mortgage origination volumes have had, and are likely to continue to have, material effects on our business.

Our Solutions

The Blend Platform is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign their final documents, our software platform streamlines the process. Our growing library of composable product and workflow modules remove the limitations of our customers' existing technology stack, empowering financial services firms to deliver personalized, proactive and simple experiences without sacrificing speed or spend.

Blend is well positioned to benefit from the acceleration in digital transformation investment taking place across the financial services sector. However, we cannot provide assurances about the timing of this anticipated acceleration in digital technology given the macroeconomic environment and its impact on our customers. Our software simplifies complex origination processes that can include hundreds of tasks and require interactions with dozens of external technology, data, and services providers. By automating these tasks and developing pre-built integrations, we help our customers potentially avoid years of expensive in-house software development, in addition to increasing productivity by freeing up resources for other initiatives.

The Blend Platform


Home Equity
Mortgage
Deposit Accounts
Auto + Specialty
Personal Loans
Credit Cards
Custom Product
Experience Design
Process Orchestration
Pre-Built Workflows
Verification
Decisioning
Workflow Intelligence
Marketplaces
APIS AND INTEGRATIONS

Product Offerings

Blend Platform powers the mission-critical interface between financial services firms and consumers. Financial services firms can rapidly deploy our growing number of out-of-the-box, white-labeled products for:

- **Mortgage** - provides an end-to-end digital mortgage experience from application to close that puts financial services firms at the center of the broader homeownership journey.
- **Home Equity** - modernizes home equity line of credit and home equity loan origination experiences, delivering higher application submission rates and faster closings.
- **Vehicle Loans -** enables rapid financing that helps consumers get into their car, boat, recreational vehicle, or powersport vehicle faster.
- **Credit Cards** - increases application conversions through a configurable product selection experience, streamlined data collection, and instant approvals.
- **Personal Loans** - drives faster pre-approvals for unsecured and secured personal loans, lines of credit, and overdraft protection lines.
- **Deposit Accounts** - increases application conversion rates and reduces fraud risk with features that support financial services firms' Bank Secrecy Act and anti-money laundering policies.

In addition, we have developed a suite of add-on products that we offer to enhance consumers' journeys to homeownership that are integrated into the end-to-end digital experience. These are:

- **Close** - streamlines traditional, hybrid, and fully digital closing experiences for mortgages, home equity lines of credit, and home equity loans.

- **Income Verification for Mortgage and Home Equity** - leverages data integrations with payroll data providers to deliver income reports that are recognized as verified sources of income.
- **Title** - enables streamlining of the title, settlement, and closing processes at scale for mortgages, home equity lines of credit, and home equity loans.

Blend Builder

Each of our products leverage an extensive library of modular components or module registry that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. New product offerings can be rapidly created by assembling our modular components into workflows using Blend Builder, which includes tools for:

- **Experience design** - through low-code design tools, we enable the creation of flexible, consumer-facing forms, user flows for data collection, and automated communications that reflect the brand of each of our customers.
- **Process orchestration** - through a drag-and-drop editor, we enable the creation of workflows that guide consumers through the process of getting a loan or opening a deposit account.
- **Persona-based workspaces** - our software platform provides omni-channel user experiences for a broad range of stakeholder personas, including consumers, loan officers, and bankers.

The modular components that make up our products generally fall under the categories of verification, decisioning, and workflow intelligence.

Verification Components

Our verification components automate confirmation tasks that are needed to underwrite a loan or approve the opening of a new deposit account. We have pre-built integrations with providers of technology and services to address requirements for:

- **Identity verification** - to help financial services firms reduce fraud risk and address compliance requirements for know-your-customer (KYC) and anti-money laundering (AML) laws, we have integrations that can capture data from government issued identification cards and engage third-party identity verification service providers.
- **Income and employment verification** - we integrate with payroll data providers to retrieve paystubs, enabling financial services firms to verify an applicant's income, employment details, and work history.
- **Credit** - our software platform allows financial services firms to retrieve credit reports from any of the three major credit bureaus and supports both soft and hard credit inquiries.

Decisioning Components

Our decisioning components reduce the need for human intervention by automatically applying business rules throughout an application workflow configured by a financial services firm. Examples include:

- **Pre-approvals** - we automate the generation of a pre-approval decision when consumers meet specific underwriting criteria established by a financial services firm.
- **Cross-selling** - we enable financial services firms to present personalized product recommendations to consumers based on data collected in the course of another product application.
- **Adverse actions** - we automatically generate adverse action notifications for consumers that do not meet minimum credit criteria established by a financial services firm.

Workflow Intelligence Components

Our workflow intelligence components manage data collection and automate tasks throughout the loan origination process. We create application flows with branching logic to streamline initial data collection. Wherever possible, our software eliminates the need for document uploads by integrating with authoritative data sources. We also automate key processing tasks so consumers can begin to address stipulations immediately after a loan application is submitted, including product and pricing selection, automated requests for letters of explanation, and capturing digital signatures on disclosures packages, resulting in faster turn-around times.

APIs and Integrations

Through our open APIs we are able to seamlessly integrate the capabilities of technology, data, and service providers into our software platform. As we develop integrations with new partners, our customers can quickly experience the benefits across their product suite. In addition, financial services firms can use our APIs to develop integrations with the back office systems in their tech stack, creating a unified, agile architecture for powering superior consumer journeys.

The Blend Ecosystem

We bring together an extensive partner ecosystem through our software platform consisting of technology, data, and service providers to deliver best-in-class consumer journeys in highly efficient ways. In addition, we provide our ecosystem partners with a critical distribution channel to reach a universe of more than 100 million consumers at the precise moment they are looking for products and services through the financial services firms we serve.

By providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with no incremental acquisition costs. As more financial services firms become Blend customers or deploy additional products through our software platform, the number of consumers using our software platform grows, which attracts more service providers to our ecosystem to serve those consumers. As a result, consumers benefit from more opportunities to save time and money, financial services firms benefit from increased operational efficiency, our partners benefit from increased distribution, and Blend generates additional revenue. We believe this shared success model creates a powerful network effect that will continue to expand our serviceable addressable market over time.

Key elements of our partner ecosystem include:

- **Technology Partners** - we have built integrations with technology vendors including leading providers of CRM platforms, loan origination systems, core banking systems, document generation systems, and pricing and product engines. These integrations accelerate our deployments and reduce the need for financial services firms to build their own integrations.

- **Data Partners** - we have partnerships with data services providers that help automate verification checks and reduce the need for consumers to upload documents. These data services providers include credit bureaus, payroll service providers, tax preparers, consumer asset data integrators, employment verification services, and anti-fraud services.

- **Marketplace Partners** - we leverage strategic partnerships to enable consumer optionality when shopping for certain products and services that can be presented at the precise moment of need during the consumer journey. For example, our strategic partnership with Covered Insurance Solutions, LLC ("Covered") allows us to integrate their extensive marketplace directly into our mortgage application workflow to accelerate the loan process and provide greater convenience to our mortgage customers due to expanded options and access to additional top-rated national and regional insurance carriers across all 50 states.

- **Settlement Services Partners** - we onboard settlement agents onto our software platform, enabling us to streamline the settlement and closing process for consumers getting a mortgage, home equity line of credit, or home equity loan.

Key Benefits to Our Customers

We help our customers increase their revenue by powering best-in-class experiences that result in:

- **Increased consumer acquisition** - our self-service consumer journeys are available at any hour on any device, which contributes to a higher volume of application submissions. In addition, through extensive automation, we enable loan teams to handle a greater volume of loan and deposit account applications.

- **Increased consumer conversion** - by leveraging the modular components and orchestration capabilities of our platform, financial services firms are able to accelerate the development and delivery of new financial products, ultimately increasing the number of borrowers that complete their loan and deposit account applications.

- **Increased consumer satisfaction** - we enable consumers to apply for products in minutes on any device, transition seamlessly between channels throughout the origination process, benefit from as much human support as they prefer, and save money on home insurance, title insurance, and automobile purchases.

We also position our customers for long-term success by helping them streamline operations and increase efficiency through:

- **Faster innovation cycles** - through our software platform, we help financial services firms evolve their business at a faster pace and adapt more quickly to changing market conditions than ever before. Our flexible software platform reduces time to market for new product offerings and eliminates the need to build integrations with an extensive array of technology and data services providers.

- **Lower operating costs** - we reduce labor costs, hedging costs, and warehouse line costs by automating workflows, shortening loan cycles, and enabling digital closings.

- **Lower development costs** - our customers benefit from a flexible, white-label software platform that is regularly updated and enhanced by hundreds of engineering, product, and operations specialists.

- **Reduced risk of fraud and human errors** - we aggregate financial data from multiple sources with consent from consumers, which reduces the need to upload, review, and transcribe documents.

Ultimately, it is our goal to help banks, credit unions, fintechs, and other non-bank lenders proactively improve financial opportunities for consumers. By removing friction, increasing transparency, and bringing greater personalization to consumer acquisition workflows, we see the potential for our software platform to help financial services firms improve the lives of millions of consumers.

What Sets Us Apart

As a leading cloud-based software provider that streamlines the end-to-end consumer journey for mortgages, home equity, consumer loans, and deposit accounts, we leverage our unique capabilities to create distinctive competitive advantages. We believe we are well positioned to serve as a long-term strategic innovation partner and provider of mission-critical software to financial services firms due to the following factors:

- **All banking products under one umbrella** - we support multi-product shopping experiences and enable consumers to move seamlessly across digital devices, contact centers, and branches throughout the origination process. We also provide additional benefits and incentives for customers to standardize with us across products and channels. Through our software platform, we deliver product updates on a regular basis. Our products are highly complex and require us to have advanced knowledge of modern software development techniques as well as deep industry expertise, including in-depth knowledge of financial services regulations, product offerings, and operational workflows for approving loans and opening accounts. We manage this complexity for our customers, allowing them to focus on driving their business priorities. We continue to invest in research and development to build our products and grow our business.

- **Blend Builder** - we enable financial services firms to rapidly build and launch new product offerings by leveraging our low-code design tools and an extensive library of modular components purpose-built for loan origination, account opening, and consumer onboarding.

- **Expansive partner ecosystem** - we partner with more than 130 technology vendors and data service providers and we expect to continue to expand our partner ecosystem. Through our integrations and marketplaces, we enable technology, data, and service providers to collaborate through our software platform and provide superior consumer experiences. By aggregating transaction volume across multiple financial services firms, we are able to negotiate competitive rates for technology and data services we bundle into our products. We believe it would take competitors substantial time, effort, and cost to replicate the scale and benefits of our rapidly growing partner ecosystem.

- **Powerful network effects** - by providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with zero incremental consumer acquisition costs. As more consumers use our software platform to apply for financial services products, we attract more partners to our ecosystem. This allows us to deliver more value to consumers, attract more financial services firms as customers, expand our existing relationships with financial services firms, and generate increased revenue from completed transactions, creating a powerful network effect and differentiator for our business. Our aim is to become the distribution platform of choice for technology, data, and service providers to efficiently reach and serve consumers undertaking financial transactions.

- **Agency subsidiaries and licensing** - In 2021 we acquired a 90.1% interest in Title365, one of the largest title insurance agencies in the United States, with licenses and partnerships covering all 50 states and the District of Columbia in order to deliver the benefits of our software platform to financial services firms at greater scale. We believe the complexity, cost, and level of effort to duplicate this operational scale is difficult for others to replicate.

- **Extensive network of customers** - we supply mission-critical software to hundreds of financial services firms, including many of the largest chartered banks and non-bank mortgage lenders in the United States. We also have a proven track record of delivering our products securely, at scale, and in a way that meets their demanding needs. Once deployed, we become deeply embedded in business processes and integrated with back office systems. This enables us to cross-sell additional solutions to our customers. In addition, the scale and diversity of our customer base provides us with extensive data and deep insights that help us strengthen our software platform, enhancing our ability to serve existing and future customers.

Our Growth Strategies

We are working to drive growth through the following strategic priorities, while always maintaining a laser focus on the success of our customers:

- **Increase the volume of banking transactions we power for our customers** - we believe there is a large market for our software platform in the United States and around the world. By attracting new customers, growing our relationships with existing customers, and helping customers identify additional opportunities for platform deployment, our revenue will grow as we serve additional transaction volume on our platform.

- **Continue to invest in new product offerings and increase the value we deliver per banking transaction** - we see numerous opportunities to expand our product suite both horizontally and vertically over time in ways that help us increase the volume and type of transactions we power and increase our revenue per banking transaction. Through our deep customer relationships, we gain insights that help us align our roadmap and strategy with the most pressing needs of financial services firms. While we focus today on consumer banking, we believe we can rapidly expand our library of modular components to support commercial banking products. In addition to developing products in-house, we anticipate pursuing selective acquisitions and partnerships to accelerate our growth. We believe we are well-positioned over the long term to become one of the top cloud-based banking platforms responsible for powering end-to-end consumer origination experiences.

- **Integrate ecosystem partners into our end-to-end consumer journeys** - we receive fixed and/or variable license fees from our integrated marketplace partners for access by consumers to specialized services through our platform, such as providing property and casualty insurance carrier options or settlement services, which helps us increase our revenue per banking transaction. Our integrated shopping experiences can generate additional fees with zero incremental consumer acquisition costs, while enabling financial services firms to deliver better consumer experiences and drive operational efficiency.

Our Customers

Strong customer relationships are a cornerstone of our success. Our customer relationships grow over time as our software platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, fintechs, and other non-bank mortgage lenders in the nation to smaller community lenders with less than $1 billion in assets under management.

In 2024, 62.8% of our Blend Platform segment revenue was generated from 23 customers with more than $1 million each in revenue, and 79.4% of our Title segment revenue was generated from 7 customers with more than $1 million each in revenue.

Sales and Marketing

We focus our go-to-market strategy on financial services firms. Our team focuses on building successful long-term customer relationships through a customer-first go-to-market approach. Accounts are staffed with account teams who are responsible for making customers successful using our products, whether it is through technical implementations, organizational change, loan officer enablement, or industry best practices. In order to provide focus and increase our ability to win, we orient our sales workforce around the account size categorized by assets under management, as well as targeting independent mortgage companies. In addition, we have several product specialist roles within our sales workforce for complex products, such as our Blend Close solution. Our internal teams are highly incentivized to go beyond the initial sale and to get accounts live and fully adopted on Blend.

Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. To create incentives for acquiring new customers and growing existing relationships, compensation is based on a combination of closing new deals and growing transaction volume through our software platform. We use a "land and expand" approach to growing customer relationships, typically completing an initial deployment for one or two products and then adding more products over time.

Our marketing approach focuses on helping the industry understand the value of Blend's Platform and the suite of products the platform powers. We aim to provide highly personalized experiences for customers and prospects as they engage with Blend and regularly highlight the success of our customers and share the impact Blend has had on their business. Our marketing efforts span across brand awareness, content development, digital marketing, demand generation and supporting our direct sales team. To maintain a high level of engagement with our customers, we participate in leading industry conferences and host our own executive summit called Blend Forum, where we discuss the latest innovations shaping the future of financial services.

Customer Success

We work in close partnership with our customers to help them rapidly deploy our solutions and realize value as quickly as possible from the breadth of our features. By investing deeply in the success of our customers, we seek to build a strong foundation for long-term relationships. Each customer is supported by a team of customer success managers, deployment and integration specialists. Most new customer deployments are completed within three to four months, including integrations to back-end systems. We often discount our deployment services during implementation to allow customers to engage with our platform and incentivize the customer to expand their investment in our products.

We also provide both free and paid training services and maintain an online knowledge base with best practices and training information to help our customers educate loan originators, processors, and support staff. We publish weekly release notes featuring product updates, and we employ dedicated support professionals to answer questions and help customers resolve issues.

Research & Development

Our software platform operates as the interface that connects consumers, financial services firms, and third-party service providers such as property and casualty insurance providers, title agencies, and notaries. We invest substantial resources in research and development to expand our software platform by developing new components, features, and product offerings. Our engineering, product, and design teams build our software platform and products in close partnership with our customers and use focus groups with both customers and consumers to gain a deep understanding of the tasks and workflows we automate. We also analyze the data from millions of applications flowing through our system to understand opportunities for driving further efficiencies and improvements.

We use Agile software development methodologies and automated testing to support continuous product deployment with new code shipping nearly every week. Our modular platform architecture uses microservices and APIs to support the ability for our customers to create unique financial product offerings and consumer journeys.

Competition

The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. We also expect new players to enter the market and existing companies to allocate more resources to develop and market products that compete with ours. We contract with several providers of back-office software for financial services firms in order to integrate our products with their software, and these providers may choose to offer competing software products. We believe we distinguish ourselves from the competition through the breadth of our product offerings, the flexibility of our configurable platform architecture, our ability to support multi-product shopping experiences, the scale of our ecosystem, the service-provider marketplaces integrated into our product offerings, the size and scale of our customer base, and our ability to power superior end-to-end consumer journeys.

Competition in the title insurance industry may impact our business and is intense, particularly with respect to price, service, and expertise. Larger residential mortgage originators also look to the size and financial strength of a title insurance provider. Although we provide title and settlement services to large commercial and residential customers and mortgage originators, there are other title insurance agencies that have substantially greater capital than we do, especially those affiliated with large title insurance underwriters. The size and number of title insurance agencies vary in the geographic areas in which we conduct our title business. Our competitors include other major title brokers, agencies and underwriters, as well as other regional title insurance companies, underwritten title companies, and independent agency operations at the regional and local level. Competition, expansion of existing competitors, or new entrants to the title business could affect our business operations and financial condition.

The principal competitive factors in our industry include:

- product functionality;

- consumer experience;

- employee user experience;

- time to value;

- total cost of ownership;

- flexibility;

- scalability;

- ease of integration;

- level of customer satisfaction;

- ability to innovate rapidly;

- brand awareness; and

- brand reputation.

We believe our product strategy, speed of innovation, and company culture allow us to compete favorably with respect to these factors. However, we expect competition to increase as our competitors invest more in their digital capabilities. Our ability to remain competitive will depend on our ongoing efforts to expand our product capabilities and increase the value we deliver to our customers.

Intellectual Property

We believe that our success depends in part on our ability to protect our core technology and innovations. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and other jurisdictions, as well as license agreements, contractual restrictions, non-disclosure agreements, intellectual property assignment agreements, and other contractual protections, to establish and protect our intellectual property rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. Though we rely in part upon these legal and contractual protections, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our software platform are more essential to establishing and maintaining our technology leadership position. In addition, we use open source software in our services. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

As of December 31, 2024, we had one issued patent in the United States. We continue to evaluate our intellectual property portfolio, and may seek patent protection for additional intellectual property developed by us in the future. Additionally, we have registered the term "Blend" in the United States, Canada, the United Kingdom, and the European Union, and as of December 31, 2024, we had pending trademark applications in the United States. Furthermore, we have and will continue to evaluate, maintain, and register terms and logos that we use, or plan to use, as part of our business. We also have registered domain names that we use in, or are related to our business, most importantly www.blend.com.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled "*Risk Factors-Risks Related to Our Intellectual Property-Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.*"

Government Regulation

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through our software platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include:

- The Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for real property-secured credit;

- The Truth in Savings Act, or TISA, and Regulation DD promulgated thereunder, which impose disclosure requirements with respect to the terms and conditions of deposit accounts;

- The Real Estate Settlement Procedures Act, or RESPA, and Regulation X promulgated thereunder, which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

- The Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

- The Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

- Section 5 of the Federal Trade Commission Act, or FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

- The Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

- The Electronic Fund Transfer Act, or EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

- The Homeowners Protection Act, or HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

- The Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require the collection and reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn, as well as certain demographic information of the applicant;

- The Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- The Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

- State laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

- The Telephone Consumer Protection Act, or TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

- The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, and the Telemarketing Sales Rule, or TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

- The Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

- The Americans with Disabilities Act, or ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

- The Right to Financial Privacy Act, or RFPA and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

- The Bank Secrecy Act, or BSA and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- The regulations promulgated by the Office of Foreign Assets Control, or OFAC under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- Other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, the CAN-SPAM Act, TSR, ESIGN Act, ADA, OFAC, and state laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state-specific laws relating to privacy, information security, data protection, and conduct in connection with data breaches.

We are also subject to a variety of laws, rules, and regulations relating to the property and casualty insurance, title insurance and settlement services industries, mobile- and internet-based businesses, and information security, advertising, privacy, data protection, and consumer protection laws. For example, we are subject to extensive licensing, anti-kickback, rate, and settlement practices regulations by the applicable state agencies in the jurisdictions in which our title insurance business operates. Title insurance rates are regulated differently in various states, with some states requiring us to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. See *"Risk*

Factors-Risks Related to Our Legal and Regulatory Environment" for additional information and a discussion of our regulatory risks.

Data Privacy and Security

The data we collect, use, receive, and otherwise process is integral to our business, providing us with insights to improve our software platform and our products. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state, federal, and foreign laws and regulations addressing privacy, data protection, information security, and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, GLBA, the Children's Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada's Anti-Spam Law, TCPA, FCRA, the FTC Act, the CCPA, and regulations of relevant regulatory authorities, including the New York Department of Financial Services. We work to comply with, and to help allow customers to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to customers.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or software platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our software platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations.

See the section titled "*Risk Factors-Risks Related to Our Legal and Regulatory Environment-Changes in laws or regulations relating to privacy, information security, data protection or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection or the protection or transfer of personal information, could adversely affect our business.*" for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Human Capital

Our employees are a key reason for our success and are essential for our continued growth. Our culture, industry success, and competitive compensation enable us to successfully retain our employees and to effectively recruit new talent aligned with our vision.

As of December 31, 2024, we had a total of 540 employees. Since April 2022, we have undertaken several workforce reduction actions as part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities. We offered our terminated employees severance pay with continued health insurance coverage, COBRA pay, and outplacement services to assist them in finding their next opportunity. Other offerings included access to a Talent Network where they can register to share their resume with thousands of recruiters and companies looking for great talent and continued access to Blend's employee assistance program, which offers free and confidential support and counseling to employees, their spouses, and their dependents.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Corporate Information

Blend Labs, Inc. was incorporated in the state of Delaware on April 17, 2012. Our principal executive offices are located at 7250 Redwood Blvd., Suite 300, Novato, California 94945, and our telephone number is (650) 550-4810.

Additional Information

Our website is located at https://www.blend.com and our investor relations website is located at https://investor.blend.com. Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Proxy Statement for our annual meeting of stockholders and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at https://www.sec.gov.

We have used, and intend to continue to use, our website, investor relations website, news site (https://www. https://blend.com/company/newsroom), blog (https://blend.com/blog) and social media accounts, including our X account (@blendlabsinc), our Facebook account (@BlendLabs) and our Instagram account (@blendlabs), as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

The contents of the websites provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes. Any of the following risks could have an adverse effect on our business, results of operations, financial condition, or prospects, and could cause the trading price of our Class A common stock to decline. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risk Factors Summary

The risks and uncertainties to which our business is subject include, but are not limited to, the following:

- Our business is substantially dependent on revenue from the financial services industry and is therefore subject to risks impacting the mortgage industry and the larger financial services industry;

- Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations;

- Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial conditions and results of operations;

- We have a history of net losses, and we may not be able to achieve or maintain profitability in the future;

- A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected;

- If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected;

- We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected;

- We have a limited operating history in an evolving industry, and have experienced fluctuating growth rates in recent periods, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

- Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models;

- Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate;

- We often rely on self-reporting of completed transactions by our customers due to our primarily success-based model, which can make it difficult to estimate and forecast revenue;

- We have in the past, and may in the future, make strategic acquisitions or dispositions or we may enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to execution and the integration of such acquisitions or dispositions or investments and the management of any associated growth;

- The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations;

- We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all;

- A cyberattack, security breach or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations;

- We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations;

- Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services;

- We depend on the interoperability of our platform across third-party applications and services that we do not control;

- Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations;

- The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment; and

- The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation (the "Amended and Restated Certificate of Incorporation") and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction;

- The holders of our Series A Preferred Stock will be entitled to vote on an as-converted to Class A common stock basis and have rights to approve certain actions. Additionally, Haveli may exercise influence over us through its ability to designate a member of our board of directors;

- The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our Class A common stock, and the conversion of those shares into shares of our Class A common stock would dilute the ownership of Class A common stockholders and may adversely affect the market price of our Class A common stock; and

- Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

Risks Related to Our Business and Operations

Our business is substantially dependent on revenue from the financial services industry and is therefore subject to risks impacting the mortgage industry and the larger financial services industry.

Our financial prospects depend significantly on the financial services industry ecosystem. Significant volatility and instability among banks and financial institutions has had and could in the future have an adverse effect on our business, financial results and results of operations. To the extent our financial services customers or potential customers fail or experience further downturns due to challenges in the general macroeconomic environment or adverse conditions in the financial or credit markets, these firms may decrease the amount of money they spend with us, or stop spending with us entirely. In addition, increased competition to financial services firms from challenger banks and technology disruptors as well as decreases in consumer demand in the financial services industry in general could adversely affect the demand for our product and, in turn, the number of customers and their consumers using our platform.

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts demand for mortgage and mortgage-related products. Increases in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, resulted in a decline in mortgage origination activity in 2023 from 2022. As a large portion of our revenue is driven by mortgage and mortgage-related transaction volumes, changes in mortgage origination volumes have had, and are likely to continue to have, material effects on our business. The number of mortgage loans and refinances has been and may continue to be affected by negative trends in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as the current war in Ukraine and the potential effects of sanctions, the current conflict in the Middle East, and terrorist attacks on the United States, Europe, the Middle East region, the Asia Pacific region or elsewhere, and any such decrease in mortgage origination volumes is likely to have an adverse impact on our business.

Increases in market interest rates have, and will likely continue to, adversely affect our business, financial condition, and results of operations.

Increasing interest rates have adversely impacted the spending levels of consumers and their ability and willingness to borrow money. In most cases, higher interest rates have led to higher loan rates charged to consumers, which has adversely affected the ability of our customers to generate volume and in turn, the number of transactions enabled through our platform and thus our ability to generate revenue from such transactions. As a result of high interest rates in recent periods, consumers and financial services firms were less inclined to borrow money for mortgages, and to refinance existing mortgages, which resulted in less engagement with our platform and/or our services. While in 2024, the Federal Reserve lowered the federal funds rate by 75 basis points, easing monetary policy for the first time in four years, any further actions by the Federal Reserve or consumers are speculative and difficult to predict with certainty. Further notwithstanding any improvement in interest rates, we have experienced in the past, and may continue to experience in the future, a reduction in the volume of transactions enabled through our platform and the value of title orders processed. In addition, while we have cut expenses to align our business to the operating environment and as we continue to evaluate our expense base going forward, revenue generated from such transactions may decline faster than our ability to reduce expenses, and such declines have and may continue to adversely affect our business, financial condition, and results of operations.

Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial condition and results of operations.

Our results of operations have and are expected to continue to vary based on the impact of changes in our industry or the U.S. economy on us or our customers. Our revenue growth and potential profitability depend on demand for our solutions. Economic uncertainties have and could continue to adversely affect our business and results of operations. Negative conditions in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, the potential recessionary environment and macroeconomic uncertainty, increased interest rates, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased unemployment, political turmoil, pandemics, natural catastrophes, warfare, such as the current war in Ukraine and the potential effects of sanctions, the current conflict in the Middle East, and terrorist attacks on the United States, Europe, the Middle East region, the Asia Pacific region or elsewhere, has caused and could further cause a decrease in lending activity and business investments, including spending on technology, and as a result, negatively affect the growth of our business. To the extent our solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general technology spending. Also, competitors, some of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses, and we may not be able to achieve or maintain profitability in the future.

Historically, we have incurred net losses, and we may not be able to achieve or maintain profitability in the future. As of December 31, 2024, we had an accumulated deficit of $1,385.0 million. We expect to incur significant costs and invest significant additional funds towards sustaining and growing our business and operating as a public company. Further, we have expended and expect to continue to expend substantial financial and other resources on product development, including investments in our product, engineering, and design teams and the development of new products and new functionality for our existing products and our platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, and security, as well as disaster recovery measures; our sales, marketing, and customer success organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. In addition, there can be no assurance that we will be able achieve our projected cost savings in connection with any of our previously announced workforce reductions. In the past, we have also incurred impairment charges that have adversely impacted our U.S. GAAP financial results. In addition, failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. In light of increasing interest rates and other factors, the volume of transactions enabled through our platform and, as a result, revenue generated from such transactions, may decline faster than our ability to reduce expenses. Additionally, in an inflationary environment, our costs may increase, and we may not be able to increase the pricing of our products accordingly, which could adversely impact our financial performance. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected.

Historically, a relatively small number of our customers have accounted for a significant portion of our revenue. For 2024, our top five customers in the Blend Platform segment accounted for 33.0% of the segment revenue, and as of December 31, 2024, we had 23 customers in the Blend Platform segment generating more than $1 million in annual revenue, which represented 62.8% of the segment revenue in 2024. Additionally, we rely on certain of our customers, including Mr. Cooper, for a significant portion of our title transaction volumes. For example, for 2024, our top five customers in the Title segment accounted for 73.2% of the segment revenue, with Mr. Cooper accounting for 46.8% of the segment revenue. As of December 31, 2024, we had 7 customers in the Title segment generating more than $1 million in annual revenue, which represented 79.4% of the segment revenue in 2024. We have experienced lower than anticipated title transaction volume since the closing of our Title365 acquisition and may experience further reductions in the future. Reductions in title transaction volume from any such customers, or a deterioration in or termination of our relationship with any such customers, would likely have a significant impact on our title business. The concentration of a significant portion of our business and transaction volume with a limited number of customers, or type of customer or industry, exposes us disproportionately to any of those customers choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance or market share of those customers or industry, including as a result of challenger banks or technology disruptors, or to any events, circumstances, or risks affecting such customers or industry. Additionally, because we do not have long-term contractual financial commitments with many of our customers, a material modification in the financial operations of a key customer could affect our transaction volume with that customer and therefore our revenue growth. If we are unable to continue to increase the number of other customers on our platform or if any of our key customers were to suspend, limit, or cease their operations or otherwise terminate their relationship with us or lose market share, our business, financial condition, and results of operations would be adversely affected.

If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected.

Our ability to maintain and grow our business will depend in part on our success in maintaining successful relationships with our customers. If any of our customers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the number of transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected. In addition, having a diversified mix of customers is important to mitigate risk associated with changing consumer spending behavior, economic conditions, and other factors that may affect a particular type of financial services firm or industry. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term.

If we are not able to retain our existing customers or acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, we will not be able to maintain or grow our business. Our ability to retain and grow our relationships with our customers depends on the willingness of customers to partner with us. The attractiveness of our platform to customers depends upon, among other things: our brand and reputation, the amount of fees that we charge, our ability to sustain our value proposition to our customers, products and services offered by competitors, and our ability to perform under, and maintain, our customer agreements. Many of our customers do not have long-term contractual financial commitments to us and, therefore, many of our customers may reduce or cease their use of our products and services at any time without penalty or termination charges. Additionally, a subset of our customers can generally terminate their agreements with us without cause with limited requirements to provide prior notice. Our customers could decide to stop working with us and cease processing transactions through our platform or enter into exclusive or more favorable relationships with our competitors. Further, any downturn in the financial services industry may cause our customers to reduce their spending on lending technology or to seek to terminate or renegotiate their agreements with us. Our customers have no obligation to renew their subscriptions with us after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew on pricing or other contract terms that are less favorable to us or otherwise ask to modify their agreement terms in a manner that is cost prohibitive to us. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our pricing or our products or their ability to continue their operations or spending levels. In addition, our customers' regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. If any of our customers were to stop working with us, suspend, limit, or cease their operations, do not renew their subscriptions with us on similar pricing terms, or otherwise terminate their relationships with us, the number of loans and other transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected.

Additionally, as the markets for our cloud-based banking software continue to develop, we may be unable to attract new customers based on the same pricing models that we have used historically. Large or influential financial services firms may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenue and revenue growth rate.

We could in the future have disagreements or disputes with any of our customers, which could negatively impact or threaten our relationship with them. In our agreements with customers, we make certain representations and warranties and covenants concerning our performance and our compliance with certain laws and regulations applicable to the services to be provided by us to our customers. If those representations and warranties were not accurate when made or if we fail to perform a covenant, we may be liable for any resulting damages, including potentially any losses associated with impacted transactions, and our reputation and ability to continue to attract new customers could be adversely affected. Additionally, our customers may engage in mergers, acquisitions or consolidations with each other, our competitors or with third parties, any of which could be disruptive to our existing and prospective relationships with our customers.

If we fail to retain any of our larger customers or a substantial number of our smaller customers, if we do not acquire new customers, if we do not continually expand revenue and volume from customers on our platform, or if we do not attract and retain a diverse mix of customers, our business, financial condition, results of operations, and future prospects could be adversely affected.

We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.

The market in which we operate is intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with financial services firms, including those with larger market share than our customers, and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in financial services firm preferences that may render our platform less attractive or obsolete. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Additionally, many of our competitors are well capitalized and offer discounted services, lower pricing, incentives, discounts and promotions, and innovative platforms and offerings, which may be more attractive than those that we offer. Further, our customers may decide to develop their own solutions that compete with ours.

As we and our competitors introduce new offerings and invest more in digital capabilities, and as existing offerings evolve, we expect to become subject to additional competition. Our competitors may adopt certain of our platform features or may adopt innovations that our customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform from reduced demand or pricing pressures, the number of customers, the frequency of use of our platform, and our margins. For all of these reasons, we may not be able to compete successfully. If we lose existing customers, fail to attract new customers, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations could be adversely affected.

We have a limited operating history in an evolving industry, and have experienced fluctuating growth rates in recent periods, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We were founded in 2012 and have previously experienced periods of rapid growth, but due primarily to macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions, our growth rate and revenue have fluctuated in recent periods and our historical revenue growth rate and financial performance may not be indicative of our future performance. We believe that future growth of our revenue depends on a number of factors, including our ability to price our products and services effectively so that we are able to attract and retain customers without compromising our profitability, increase our existing customers' use of our solutions, and provide our customers with excellent support. However, we are also impacted by macroeconomic factors over which we have no control, which have adversely impacted our business in recent periods.

Additionally, our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

- accurately forecast the impact of macroeconomic or other external factors on our business, including the timing and extent of such impacts;

- accurately forecast our revenue and plan or adjust our operating expenses in light of fluctuations in our revenue;

- appropriately adjust our operating expenses in line with our revenue and that adequately supports our operations and future growth;

- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

- maintain and increase the volume of transactions enabled through our platform;

- enter into new and maintain existing customer relationships;

- successfully identify, negotiate, execute, and integrate acquisitions or partnerships;

- successfully compete with current and future competitors;

- successfully build our brand and protect our reputation from negative publicity;

- increase the effectiveness of our marketing strategies;

- successfully adjust our proprietary technology, products, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the credit market;

- enter into new and maintain existing ecosystem partnerships;

- successfully introduce and integrate new products and services and enter new markets and geographies;

- adapt to rapidly evolving trends in the ways customers and consumers interact with technology;

- comply with and successfully adapt to complex and evolving regulatory environments;

- protect against fraud and online theft;

- avoid interruptions or disruptions in our service;

- effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, and used across our systems;

- successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

- attract, integrate, and retain qualified employees; and

- effectively manage growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition, and results of operations could be adversely affected. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our financial or operating performance in future periods. In particular, our revenue growth rate has fluctuated in prior periods, and we expect it to continue fluctuate in the future for a number of possible reasons, including but not limited to macroeconomic conditions, reduced demand for our products and services, insufficient growth in the number of financial services firms that utilize our products and services or the lack of expansion of products and services within our existing customer base, transaction volume and mix, particularly with our significant customers, increased competition, a decrease in the growth or reduction in size of our overall market, or unintended consequences from our workforce reductions that impact our business.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our revenue growth rate declines, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our business, financial condition, and results of operations depend on our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. We believe that the pace of innovation will continue to accelerate as customers increasingly base their technology investments on a broad range of factors, including products and markets addressed, performance and scale, consumer experience, data governance, and regulatory compliance. We must continue to innovate and develop new products and features to meet changing customer and consumer needs and attract and retain talented software developers.

Our business depends significantly on revenue from large and mid-sized financial services firms. As our existing platform components mature, we will need to successfully integrate new products on our platform, including by achieving interoperability between such new products and our existing products, as well as upgrade the decisioning, verification, and automation components of our existing platform in order to continue to help our customers adapt quickly to constantly changing market conditions. If we are not able to develop and clearly demonstrate the value of new products, upgraded components, or services to our customers, or effectively utilize our customers' data to provide them with value, our ability to retain and acquire customers could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, services, and website may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new products and services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features, products, and services or if our recently introduced offerings do not perform in accordance with our expectations, the customers and consumers that utilize our platform may forego the use of our services in favor of those of our competitors, and our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated from period to period, which has caused the market price of our Class A common stock to fluctuate.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

- our ability to attract and retain customers in a cost-effective manner;

- our ability to maintain or increase loan volumes, transactions processed, platform utilization, and title orders closed, and improve loan mix;

- our ability to successfully expand in existing markets and successfully enter new markets;

- changes in financial services firm behavior with respect to cloud-based software products and solutions;

- the amount and timing of operating expenses related to maintaining and expanding our business, operations, and infrastructure, including acquiring new and maintaining existing customers;

- our restructuring actions and the timing of incurring expenses and cash expenditures related to such actions;

- our ability to successfully identify, negotiate, execute, and integrate strategic acquisitions or partnerships;

- the mix of revenue we generate from our products and our marketplace;

- the timing and success of new products and services;

- the impact of worldwide economic conditions, including economic slowdowns, changes in market interest rates, recessions, housing affordability, and tightening of credit markets, including due to the war in Ukraine and the conflict in the Middle East;

- the seasonality of our business;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to keep pace with technology changes in our industry;

- the success of our sales and marketing efforts;

- the effects of negative publicity on our business, reputation, or brand;

- our ability to protect, maintain, and enforce our intellectual property;

- costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

- changes in governmental or other regulations, including state and federal banking laws and regulations or in federal monetary policies, affecting our business;

- interruptions in service and any related impact on our business, reputation, or brand;

- the attraction, retention and engagement of qualified employees and key personnel;

- our ability to choose and effectively manage partners, vendors, and other service providers;

- the effects of natural or man-made catastrophic events;

- the effectiveness of our internal control over financial reporting; and

- changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We often rely on self-reporting of completed transactions by our customers due to our primarily success-based model, which can make it difficult to estimate and forecast revenue.

We offer our digital lending platform and products to financial institutions through software-as-a-service agreements where fees are assessed for each completed transaction, such as a funded loan, new account opening, closing transaction or API call. For those products that involve a loan or deposit account application we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. Our customers have the ability to access our platform under (a) subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, (b) under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price, (c) a fixed price platform fee, allowing the use of multiple products and services, or (d) consumption arrangements, in which customers commit to a certain amount of consumption at specified prices and prepay a fixed amount in advance of their consumption. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums for customers who elect to enter into subscription or consumption agreements in which a minimum number of transactions are completed at specified prices. Additionally, other than our usage-based agreements pursuant to which customers pay for a variable amount of completed transactions, our subscription and consumption agreements are generally non-cancellable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based and consumption arrangements as the completed transactions are processed using our platform.

We use and often rely on the reporting of completed transactions by our customers when invoicing them for usage and overage fees in connection with our arrangements. If the reporting of completed transactions by our customers is not timely or accurate, it may impact our ability to estimate revenue, which may impact the accuracy of our actual and forecasted revenue recognized from our customers. If we incorrectly forecast revenue from our customers and the amount of revenue is less than projections we provide to investors, the price of our Class A common stock could decline substantially and our business, financial condition, and results of operations could be adversely affected.

We have in the past, and may in the future, make strategic acquisitions or dispositions or we may enter into partnerships, strategic collaborations, joint ventures or licensing agreements and investments, and we face risks related to the execution and integration of such acquisitions or dispositions or investments and the management of any associated growth.

We have in the past, and may in the future, expand, diversify or streamline our operations with strategic acquisitions or dispositions or entry into partnerships, strategic collaborations, joint ventures, or licensing arrangements and investments in and with companies, businesses, personnel, and technologies in the future. For example, in 2021, we acquired Title365 and in 2024, we entered into a strategic partnership with Covered Insurance Solutions. Each transaction requires unique approaches to integration due to, among other reasons, the structure of the transaction, the integration of technology, the size, locations, and cultural differences among their teams and ours, and has required, and will continue to require, attention from our management team. Such transactions may also require additional management resources to integrate more significant and often more complex businesses into our company.

We may be unable to identify or complete prospective acquisitions or dispositions or partnerships, strategic collaborations, joint ventures or licensing arrangements and investments for many reasons, including, competition for acquisition targets, our inability or unwillingness to pay for targets with high valuations, the absence of a market for certain strategic transactions we may want to pursue or our inability to identify suitable targets, or our inability to finance an acquisition. Antitrust or other regulatory requirements may also delay or prevent an acquisition or require us to make changes to our business to be able to consummate the acquisition. Further, any issuances of equity as part of the consideration for the target will dilute our existing stockholders.

Even if we are able to complete an acquisition, partnership, or investment, our future success depends in part on our ability to integrate any future acquisitions and manage any investments, businesses, and entry into partnerships effectively, and we can provide no assurance that such acquired businesses, or any investment or strategic transaction that we enter into, will be successfully integrated into our business, generate revenue, or achieve any expected benefits on a timely basis or at all.

Any future acquisitions, or similar strategic transactions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- diversion of management's attention, including oversight over acquired or disposed businesses;

- difficulty in accurately forecasting and accounting for the financial impact of any such transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed U.S. generally accepted accounting principles;

- maintaining employee morale and retaining key employees;

- integration of operations, systems, technologies, products, and personnel of each acquired company or strategic partner, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

- implementation of internal controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices, incident response plans, and business continuity and disaster recovery plans, compliance with privacy, data protection, information security, and other regulations, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's or strategic partner's operations;

- implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

- our acquisitions, partnerships or investments may not achieve the planned objectives or return on investment and we may incur impairment charges for acquired intangible assets, goodwill or investments;

- we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

- significant costs incurred in connection with acquisition transactions, such as professional service fees;

- the risk that any additional stock-based compensation issued or assumed in connection with an acquisition or strategic transaction may dilute our current stockholders, which may in turn impact our stock price and results of operations;

- in the case of foreign acquisitions or acquisitions that include a foreign entity or operations, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

- tax risks, including any requirement to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and companies or businesses that we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters;

- increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees, and other service providers, benefit plans, equity awards, job types, and lines of business globally; and

- liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, cyber and information security vulnerabilities and incidents, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

In particular, failure to realize the full extent of the anticipated benefits of our acquisition of Title365 has and could continue to have an adverse effect on our revenue, level of expenses, and results of operations.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions, dispositions, investments or other strategic collaborations, or if we are unable to successfully integrate and manage our acquisitions and investments, or if we are unable to successfully complete other strategic initiatives or such initiatives do not meet our strategic objectives, we may not realize the expected benefits of such strategic initiatives or we may become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

The impairment of intangible assets, goodwill, and other assets arising from any future acquisitions or investments may have an adverse effect on our business, financial condition, and results of operations.

When we acquire or invest in a business, a substantial portion of the purchase price of the acquisition may be allocated to goodwill and other indefinite-lived intangible assets. Under U.S. GAAP, we review goodwill and other indefinite-lived intangible assets for impairment annually, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or an indefinite-lived asset below its carrying value. An adverse change in market conditions or operating results, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Moreover, we may not be able to achieve our business targets for any future acquisitions or investments, which could result in us incurring additional goodwill and other intangible assets impairment charges. Further declines in our market capitalization increase the risk that we may be required to perform another impairment analysis, which could result in an impairment of up to the entire balance of our goodwill and other intangible assets. Any such impairment charge or write-off may have an adverse effect on our business, financial condition, and results of operations.

A cyberattack, security breach, or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, receive, use, transmit, store, and otherwise process large amounts of sensitive information, including personal information, credit information, and other sensitive and confidential information of consumers. It is critical that we do so in a manner designed to maintain the confidentiality, integrity, and availability of such sensitive information. Additionally, in the ordinary course of our business, we collect, store, transmit, and otherwise process large amounts of confidential business information, including intellectual property, proprietary corporate and business information, and other confidential information. We also have arrangements in place with certain of our partners, vendors, and other service providers that require us to share certain information we maintain and otherwise process, including consumer information, with them. Certain elements of our operations (including elements of our information technology infrastructure) rely on third parties, and as a result, we use numerous third-party service providers that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties may subcontract or outsource some of their responsibilities to other third parties. Our information technology systems, including the functions of third parties that are involved with or have access to those systems, are large and complex, with many points of entry and access. Our systems and those of our third-party service providers are potentially vulnerable to and may be subject to unintentional, inadvertent, or malicious, internal and external cyberattacks and other means of compromising the security, integrity, or availability of systems and data, including hacking, intrusions, malware, ransomware and other malicious code, social engineering attacks, phishing and spearphishing attempts, fraudulent inducement, electronic fraud (including attempts to misrepresent personal or financial or information to obtain loans or other financial products), wire fraud attempts to overload our servers with distributed denial-of-service attacks, employee theft, error, or malfeasance, unauthorized access by third parties (including foreign governments or state actors with significant financial and technological resources) or internal actors, or other attacks, and other types of disruptions, exposure, and security breaches and incidents. Any vulnerabilities can be exploited from inadvertent or intentional actions of our employees, partners, vendors, service providers, customers, or by malicious third parties. While we take steps to ensure any such vulnerabilities are patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional vulnerabilities of other software upon which we rely will not be discovered. Additionally, to the extent manual processes are involved in the handling of sensitive information, such sensitive information could be inadvertently misdirected despite our training and quality assurance precautions. While we have taken steps to protect the sensitive and confidential information that we have access to and have implemented multiple overlapping controls to reduce risk of a single control failure, our security measures or those of our partners, vendors, or other service providers could be breached or we could suffer data loss, unavailability, corruption, or unauthorized use or other processing, or unauthorized access to or other compromises of our platform or the systems or networks used in our business.

Cybersecurity risks for the financial services industry have increased significantly in recent years due to new technologies, increasing reliance on technology, and increasing sophistication of organized crime, hackers, and other actors. Cyberattacks are increasing in frequency, levels of persistence, sophistication and intensity, and techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be known until they are launched against a target. We and our partners, vendors, and other service providers may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. These security risks that we and our partners, vendors, and other service providers face have been heightened by an increase in employees and service providers working remotely.

Additionally, these risks may be elevated in connection with geopolitical events such as the current war in Ukraine and the conflict in the Middle East.

In addition, consumers on our platform could have vulnerabilities on their own devices that are unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Consumers on our platform may also provide sensitive information to third parties through their use of our platform, and consumers could mistakenly attribute any misuse of such information by third parties to us. Further, breaches and incidents experienced by other companies may be leveraged against us. For example, credential stuffing and business email compromise attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

There also have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our partners', vendors', or service providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or incident impacting, or a disruption to our systems and networks or the systems and networks of third parties that support us and our services. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements with regulators and customers regarding our products and services and will incur additional costs for oversight and monitoring of our own supply chain.

Although we have developed systems and processes that are designed to help protect the confidential and sensitive information we maintain and our partners, vendors, and other service providers maintain on our behalf, including personal information of our customers, consumers, and employees, protect our systems, prevent data loss, and prevent security breaches and security incidents, these security measures may not have fully protected our systems in the past and cannot guarantee security in the future. We also have incorporated, and may continue to incorporate, artificial intelligence ("AI") technologies into our platform and otherwise in our business, which may increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents. The information technology systems and infrastructure used in our business may be vulnerable to cyberattacks or security breaches or incidents, and third parties may be able to access data, including personal information of our customers, consumers, or employees, or other sensitive and proprietary data, accessible through those systems. Employee and service provider error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although we have policies and technologies restricting access to the personal information we store, these policies and technologies may not be effective in all cases. Further, we must expend significant resources to build and maintain our privacy and data security systems; however, if we do not provide adequate funding or prioritize programs and strategic initiatives related to privacy and cybersecurity, we may be more vulnerable to breaches or attacks. Any breach of privacy, or any security breach or other incident, could interrupt our operations, result in our platform being unavailable, result in loss of or improper access to, or acquisition, disclosure, or other processing of sensitive or confidential information, personal information, or other data, result in fraudulent transfer of funds. Further, any such event, or the perception it has occurred, may harm our reputation, brand, and competitive position, damage our relationships with our customers, subject us to adverse media coverage, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that our security measures are inadequate could lead to loss of customer confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our partners, vendors, or other service providers) could have similar effects. We also expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any privacy or security breach or other security incident, regardless of their merit, could be costly and divert management's attention. We cannot ensure that any provisions in our agreements with customers, contracts with service providers and other contracts relating to limitations of liability, including those in connection with a privacy or security breach or other security incident, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We cannot be certain that our insurance coverage will be adequate for data handling or information security costs or liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

The success of our business depends on a trustworthy reputation and strong brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of customers and our ability to increase their level of engagement.

We believe maintaining a trustworthy reputation and strong brand is critical to our success and our ability to attract customers to our platform and maintain good relations with regulators. Our reputation, brand, and ability to build trust with existing and new customers may be adversely affected by complaints and negative publicity about us, our platform, partners, and customers that utilize our platform or our competitors' platforms, even if factually incorrect or based on isolated incidents. Negative perception of our platform or company may harm our reputation and brand, including as a result of:

- perceptions of cloud-based software and our industry and our company, including the quality, security, and reliability of our cloud-based software platform;

- the overall user experience of our platform;

- changes to our platform;

- a failure to provide a range of options sought by customers or consumers;

- our ability to effectively manage and resolve customer and consumer complaints;

- fraudulent, illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

- actual or perceived disruptions to, failures of, or defects, bugs, vulnerabilities, or errors in our platform or similar incidents, such as privacy or security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact or may be perceived to impact the reliability of our services, including services provided by third parties we rely on;

- litigation over, or investigations by regulators into, our platform;

- customers' or consumers' lack of awareness of, or compliance with, our policies;

- a failure to comply with legal, tax, privacy, data protection, information security, or regulatory requirements;

- changes to our practices with respect to collection and use of customer and consumer data;

- a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory support experiences for our customers;

- perceptions about our liquidity or financial strength;

- illegal or otherwise inappropriate behavior by our management team or other employees or contractors; or

- a failure to register and prevent misappropriation of our trademarks.

If we do not successfully develop, protect, and enhance our reputation and brand, our business, financial condition, and results of operations could be adversely affected.

If we fail to manage our operations effectively, our reputation, business, and financial condition could be adversely affected.

In the past, we have experienced periods of rapid growth in our customers, operations and employee headcount, and we expect to experience growth in the future. Our growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure. However, we have undertaken several restructuring actions to better align our financial model and our business, and we may need to take additional restructuring actions in the future to align our business with the market. Steps we take to manage our business operations, including reductions in operating expense and restructurings may adversely impact our business. Steps we take to manage our business operations and future growth may adversely affect our reputation and brand, our ability to recruit, retain and motivate highly skilled personnel.

We have made, and intend to continue to make in the future, substantial investments in our technology, customer service, risk, sales and marketing infrastructure. Our ability to manage our growth and business operations effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our information technology infrastructure and our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation, business, financial condition, and results of operations. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and could cause a decline in the price of our Class A common stock. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations.

Systems failures and resulting interruptions in the availability of our website or platform, or other delays or slow response times from our website or platform, could adversely affect our business, financial condition, and results of operations.

We currently serve our customers and consumers on our platform from third-party data center hosting facilities. It is critical to our success that our customers (including their customers) and consumers be able to access our platform at all times, and that the performance of our platform is responsive and rapid. Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, failures, or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. These eventualities could cause information, including information relating to our customers and consumers, to be lost, corrupted, altered, or delayed. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. Additionally, in some cases, partners, vendors, and other service providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, we have in the past provided credits to customers per contractual obligations and/or voluntarily made payments to customers to compensate them for the system failure or similar event, and we may provide similar such credits in the future. In addition, the affected customer or consumer could seek monetary recourse from us for its losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers.

Further, we have service level agreements with our customers that require us to meet uptime requirements, and in some cases, system performance or latency standards. In the event that we fail to meet those requirements, whether because of system failures, slow platform performance, or otherwise, our customers may request credits from us, which could adversely impact our revenue and results of operations in a period where we provide such credits.

If we are unable to successfully implement AI to our platform, core solutions, or applications, our business could be harmed.

We have incorporated and may continue to incorporate additional AI technology into our platform, our operations and otherwise within our business, and AI technology may become more important to our operations or to our future growth over time. We expect to rely on AI to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI technology or at all. Some of our customers, especially those in highly regulated industries, may be reluctant or unwilling to adopt products using AI technology. Accordingly, adoption of AI features in our products and marketing could reduce or delay customer adoption. We may also fail to properly implement or market our use of AI technology. Our competitors or other third parties may incorporate AI technology into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Additionally, our use of AI technology may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if the outputs that our AI technology assists in producing are or are alleged to be deficient, inaccurate, or biased, or if such outputs or their development or deployment, including the collection, use, or other processing of data used to train or create such AI technology, are held or alleged to infringe upon or to have misappropriated third-party intellectual property rights or to violate applicable laws, regulations, or other actual or asserted legal obligations to which we are or may become subject, our business, operating results, financial condition, and growth prospects could be adversely affected.

The legal, regulatory, and policy environments around AI technology are also evolving rapidly, and we may become subject to new and evolving legal and other obligations. For example, the European Union has adopted the Artificial Intelligence Act, which will impose substantial obligations related to the sale and use of AI-related systems. Numerous U.S. states also have proposed, and in certain cases enacted, legislation addressing aspects of the development, use and commercialization of AI-related systems. These and other developments may require us to make significant changes to our use of AI technology, including by limiting or restricting our use of AI technology, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources, the use of AI technology also presents emerging ethical issues that could harm our reputation and business if our use of AI technology becomes controversial.

Our sales cycle can be unpredictable, time-consuming, and costly.

Our sales process involves educating prospective and existing customers about the benefits and technical capabilities of our products and services. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our products and services, but also those of our competitors. In addition to a prolonged evaluation process, macroeconomic conditions including rising interest rates and declining demand for mortgage, mortgage-related and consumer banking products may also impact our sales cycle. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial services firms and ranging from twelve to eighteen months or more for larger financial services firms. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers' businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future, which could adversely affect our business, financial condition, and results of operations.

We may encounter deployment challenges, which could adversely affect our business, financial condition, and results of operations.

We may face unexpected challenges related to the complexity of our customers' deployment and configuration requirements. Deployment of our software platform may be delayed or expenses may increase when customers have unexpected data, software, or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with our customers and our business, financial condition, and results of operations. Further, because we do not fully control our customers' deployment schedules, if our customers do not allocate or have the internal resources necessary to meet deployment timelines or if there are otherwise unanticipated deployment delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in deployment and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in the deployment processes could cause customers to delay or forego future purchases of our products and services, which could adversely affect our business, financial condition, and results of operations.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

Our platform and system infrastructure rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process, and manage high volumes of data. The software on which we rely may contain undetected errors, defects, bugs, or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to affect frequent releases of software updates, sometimes multiple times per day. Further, as we create new products and services and enhance our existing products and services, we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. The third-party software that we incorporate into our platform or rely on may also be subject to errors, defects, bugs, or vulnerabilities. Any errors, defects, bugs, or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors, bugs, or defects or to address, analyze, correct, and eliminate software platform vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, bugs, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Any failure to offer high-quality customer support by us or by partners, vendors, and other service providers may adversely affect our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain customers is dependent in part on our ability to provide high-quality support. Our customers depend on our customer success organization to resolve any issues relating to our platform and products. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, to the extent we decide to grow our international business and the number of international users on our platform, our customer success organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and our results of operations.

We experience seasonal fluctuations in our financial results, which could cause our Class A common stock price to fluctuate.

Although macroeconomic factors, including an unfavorable interest rate environment, decreased housing affordability, and uncertain worldwide political and economic conditions has made, and may continue to make, seasonal fluctuations difficult to detect, our business is highly dependent on consumer borrowing patterns that have an impact on our results of operations. We generally experience changes in consumer activity over the course of the calendar year. Historically, demand for mortgages and other loans has increased during the summer months, which boosts overall mortgage origination activity in the second and third quarters of our fiscal year. Seasonality has and will likely continue to cause fluctuations in our financial results on a quarterly basis. While our growth has obscured this seasonality in our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The market for cloud-based banking software is still in relatively early stages of growth and if this market does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

Use of, and reliance on, cloud-based banking software is still at an early stage, and we do not know whether financial services firms will continue to adopt cloud-based banking software in the future, or whether the market will change in ways we do not anticipate. Many financial services firms have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our software platform. Furthermore, these financial services firms may be reluctant, unwilling or unable to use cloud-based banking software due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial services firms to choose not to adopt cloud-based banking software such as our cloud-based software platform or to adopt them more slowly than we anticipate, either of which would adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to sell additional products, services, and functionality to our current and prospective customers. As we create new products and services and enhance our existing products and services, these applications and enhancements may not be attractive to customers or we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial services firms are unwilling or unable to transition from their legacy systems, or if the demand for our software platform does not meet our expectations, our business, financial condition, and results of operations could be adversely affected.

We depend on our senior management team and our other highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Ghamsari, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all, or we may need to offer additional compensation to retain such employees. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. Moreover, the implementation of any future workforce reduction plans or related initiatives may have adverse consequences on our employee morale, our culture, and our ability to attract and retain employees. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock has been volatile and has declined since our Initial Public Offering and may continue to fluctuate in response to various factors. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. In addition, due to declines in the trading price of our Class A common stock, in order to offer competitive compensation packages, we have issued, and may have to continue to issue more shares for equity awards to new and existing employees than in previous periods when the trading price of our Class A common stock was higher, which has and may continue to affect our outstanding share count and cause dilution to existing shareholders. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Misconduct and errors by our employees, partners, vendors, and other service providers could adversely affect our business, financial condition, results of operations, and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, partners, vendors, and other service providers. Our business depends on our employees, partners, vendors, and other service providers to enable the processing of a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan and financial transactions that involve the collection, use, and disclosure of sensitive information, including personal information and confidential business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, sensitive information, including personal information and confidential business information, was accessible by or disclosed to unintended persons, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with consumers, and the manner in which our customers interact with their customers through our platform is governed by various federal and state laws. It is not always possible to identify and deter misconduct or errors by employees, partners, vendors, or other service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers and consumers, inability to attract future customers and consumers, reputational damage, regulatory intervention, and financial harm, which could adversely affect our business, financial condition, results of operations, and reputation.

We are committed to expanding our platform and enhancing the user experience, which may not maximize short-term financial results and may yield results that conflict with the market's expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the user experience, with a focus on driving long-term engagement through innovation, the expansion of our platform, products, and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the user experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

We rely on assumptions, estimates, and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics that we present, including herein are calculated using internal company data that has not been independently verified, data from third-party attribution partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our client base and user base. Additionally, certain figures relating to our strategic acquisitions and partnerships are based on unaudited financial information that has been prepared by the management of such companies and has not been independently reviewed or audited. We cannot assure you that such financial information would not be materially different if such information was independently reviewed or audited. We regularly review and have in the past, and may in the future, adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors, or we may determine that third party date we relied upon is not accurate or does not accurately reflect our business. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could adversely affect our reputation and our business.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our business is important to our ability to grow our business and to attract new customers and consumers and can be costly. We believe that the importance of brand recognition will increase as competition in the consumer lending industry expands. Successful promotion of our brand will depend largely on the effectiveness of marketing efforts and the overall user experience of our customers and consumers on our platform, which factors are outside our control. The marketing channels that we employ may also become more crowded and saturated by other cloud-based software platforms, which may decrease the effectiveness of our marketing campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We have invested substantial time and resources in building out our team with an emphasis on our shared beliefs and practices and a commitment to diversity and inclusion.

We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward, and retain people in our organization who share and further our culture, values, and mission;

- the geographic diversity of our workforce, including as a result of remote work;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry;

- the increasing need to develop expertise in new areas of business that affect us;

- any negative perception of our response to employee sentiment related to political or social causes or actions of management;

- employee concerns regarding workforce reductions we have taken or may need to take in the future;

- harm to employee morale due to workforce reductions;

- challenges in our business and the macroeconomic environment; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

If we are unable to effectively combat the increasing number and sophistication of fraudulent activities by third parties using our platform, we may suffer losses, which may be substantial, and lose the confidence of our customers, and government agencies and our business, financial condition, and results of operations may be adversely affected.

The title industry has been experiencing an increasing number of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although we do not believe that any of this activity is uniquely targeted at our platform or business, this type of fraudulent activity may adversely affect our title business. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers, or governmental agencies in our ability to prevent fraudulent activity that is perpetrated through our software platform or business may seriously harm our business and damage its brand. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate, we may implement risk control mechanisms that could make it more difficult for legitimate users to obtain access to and use our platform, which could result in lost revenue and adversely affect our business, financial condition, and results of operations. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our customers and consumers, and our business, financial condition, and results of operations could be adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We have certain operations outside of the United States and we are considering expanding our presence internationally. Operating outside of the United States requires significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

- recruiting, retaining and managing qualified employees in foreign countries that meet our needs, while maintaining our company culture across all of our offices and locations;

- an inability to attract and retain customers;

- complying with varying laws and regulatory standards, including with respect to financial services, labor and employment, data privacy, data protection, information security, tax, and local regulatory restrictions;

- obtaining any required government approvals, licenses, or other authorizations;

- varying levels of Internet and mobile technology adoption and infrastructure;

- currency exchange restrictions or costs and exchange rate fluctuations;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future;

- potential adverse tax consequences; and

- limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our lack of experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash collections from our customers. In 2021, we also entered into a credit agreement that provides for a term facility and a revolving facility (as amended from time to time, the "Credit Agreement"). The term facility was fully drawn at closing to provide, in part, the consideration being paid in connection with our acquisition of Title365. In 2023, the revolving facility was terminated in connection with an amendment to the Credit Agreement and on April 29, 2024, the Credit Agreement was terminated in connection with the Haveli investment. To support growing our business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Additionally, we may consider adopting various employee compensation programs from time to time. The adoption of various employee compensation programs could result in us paying a greater percentage of our employees' compensation in the form of cash. In particular, to the extent the perceived value of our equity awards declines, we may need to pay a greater proportion of compensation in cash. Such employee compensation programs could result in us using a larger amount of our cash reserves for the payment of compensation in future periods. In addition, to the extent we satisfy our tax withholding obligations with respect to equity compensation awards by withholding shares and remitting cash to the relevant tax authorities, we could be required to use significant amounts of cash. Any of these additional uses of cash could cause us to use a greater portion of our cash reserves for compensatory purposes and we may need to raise capital to support our cash position and ensure we have sufficient liquidity for our operations.

Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash collections from our customers will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations could be adversely affected.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our systems, processes, and personnel.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems does not perform as expected, we may continue to experience material weaknesses in our controls.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. As a public company, we are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act.

We are required to provide an annual management report. However, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuations of acquired intangible assets and redeemable noncontrolling interest, and common stock valuations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could adversely affect our reported results of operations.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we have incurred and will continue to incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our ongoing operations as a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and our business, financial condition, and results of operations could be adversely affected.

Our investment portfolio may become impaired by conditions in the financial markets and failures at financial institutions at which we deposit funds or maintain investments could adversely affect us.

We deposit substantial funds in financial institutions and may, from time to time, maintain cash balances at such financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. These funds include amounts in our operating accounts, which are held primarily at three financial institutions and used for our day-to-day business operations. We also hold investments and settled funds in accounts held at financial institutions acting as brokers or custodians. Our investment portfolio generally consists of money market funds, U.S. treasury and agency securities, commercial paper, and corporate debt securities. The investments in our portfolio are subject to our investment policy, which focuses on the preservation of capital, fulfillment or our liquidity needs, and maximization of investment performance within the parameters set forth in our investment policy and subject to market conditions. Our investment policy sets forth credit rating minimums, permissible allocations, and limits our exposure to specific investment types. However, our investments are subject to general credit, liquidity, market, and interest rate risks and in particular, volatility in the global financial markets, including in specific segments of such markets, which can negatively impact the value of our investments and adversely affect our financial condition, cash flows and results of operations. In addition, we deposit certain funds owned by third parties, such as escrow deposits, in financial institutions. Further, there has been significant volatility and instability among banks and financial institutions in recent periods. For example, in 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver, and for a period of time, customers of the bank did not have access to their funds and there was uncertainty as to when, if at all, customers would have access to funds in excess of the FDIC insured amounts. Should one or more of the financial institutions at which deposits are maintained fail, there is no guarantee as to the extent that we would recover the funds deposited, whether through FDIC coverage or otherwise, or the timing of any recovery. In the event of any such failure, we also could be held liable for the funds owned by third parties. Further, certain of our investments and settled funds are held at financial institutions. Should one or more of the financial institutions acting as brokers or custodians for our investments and settled funds fail, there may be a delay or some uncertainty in our ability to take possession of, or fully recover, all of our investments or settled funds.

Risks Related to Our Legal and Regulatory Environment

We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.

We face potential liability, expenses for legal claims, and harm to our business relating to the nature of our business generally, and with the lending and financial services we enable. We, or our partners, vendors, or other service providers, may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and other administrative proceedings in the ordinary course of business, including those involving compliance with regulatory requirements, personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new services.

In addition, a number of participants in the consumer financial and real estate settlement services industries have been the subject of putative class action lawsuits, state attorney general actions, other state regulatory actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive, or abusive acts or practices, violations of state licensing and disclosure laws and actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance efforts, which may delay or preclude our ability to provide certain new products and services to our customers and/or delay adoption of new products and services by our customers. Additionally, recent rulings from the Supreme Court, including to overrule their decision in *Chevron v. Natural Resources Defense Council*, as well as statements from the new U.S. presidential administration have caused additional uncertainty regarding federal administrative authority. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business, financial condition, and results of operations. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, or our partners, vendors, or other service providers, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, subject us to adverse media coverage, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings, including those involving our partners, vendors, and other third parties, could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and partners and current and former directors and officers.

We also include arbitration and class action waiver provisions in our terms of service with many of our consumers. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. The enforceability of arbitration and class action waiver provisions has often been challenged, particularly recently, and if those challenges are successful, these provisions could be found to be unenforceable, in whole or in part, or specific claims could be required to be exempted. Any judicial decisions, legislation, or other rules or regulations that impair our ability to enter into and enforce our arbitration agreements and class action waivers could significantly increase our exposure to potentially costly lawsuits, our costs to litigate disputes, and the time involved in resolving such disputes, each of which could adversely affect our business, financial condition, and results of operations.

Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address; we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through the platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, information security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include the:

- TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

- TISA, and Regulation DD thereunder, which impose disclosure requirements with respect to the terms and conditions of deposit accounts;

- RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the financial services firm's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

- ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

- FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

- Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

- GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other laws and regulations relating to privacy and security;

- EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

- HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

- HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

- Fair Housing Act ("FHA"), which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- SAFE Act, which imposes state licensing requirements on mortgage loan originators;

- state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, data protection, information security, and conduct in connection with data breaches;

- TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

- CAN-SPAM Act, and the TSR, and analogous state laws, which impose various restrictions on marketing conducted by use of email, telephone, fax or text message;

- ESIGN Act, and similar state laws, particularly UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer's consent to electronically receive disclosures required under federal and state laws and regulations;

- ADA, which has been interpreted to include websites as "places of public accommodations" that must meet certain federal requirements related to access and use;

- RFPA, and similar state laws enacted to provide the financial records of financial services firms' customers a reasonable amount of privacy from government scrutiny;

- BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

- the regulations promulgated by OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

- other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, CAN-SPAM, TSR, ESIGN Act, ADA, OFAC, and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches. We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or other service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our platform. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers.

In addition, we are currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: title and settlement services, consumer reporting agency services, and property and casualty insurance industries; mobile- and internet-based businesses; and information security, advertising, privacy, data protection, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

Furthermore, federal and state officials are discussing various potential changes to laws and regulations that could impact us, including the reform of government-sponsored enterprises such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and additional data privacy laws and regulations, among others. Changes in these areas, generally in the regulatory environment in which we operate and our customers operate, could adversely impact the volume of mortgage originations in the United States and our competitive position and results of operations.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer financial services and adjacent industries in ways that make it more difficult or costly for us to offer our platform and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial services firms also could impact the manner in which we conduct our business.

The regulatory environment in which financial services firms operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. For example, California has enacted legislation to create a "mini-CFPB," which could strengthen state consumer protection authority of state regulators over unfair, deceptive, or abusive acts and practices. Nevertheless, if we or our partners, vendors or other service providers are found to not comply with applicable laws, we could become subject to greater scrutiny by federal and state regulatory agencies, or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our platform available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy, information security, data protection, or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, information security, data protection, or the protection or transfer of personal information, could adversely affect our business.

We, and our partners, vendors, and other service providers, receive, collect, use, disclose, share, transfer, transmit, store, and otherwise process a large volume of personal information and other sensitive data relating to individuals, such as consumers and our employees. Our collection, use, receipt, and other processing of data in our business subjects us to numerous state, federal, and foreign laws and regulations, addressing privacy, information security, data protection, and the collection, storing, sharing, use, transfer, disclosure, protection, and processing of certain data. Such regulations include, for example, the GLBA, FCRA, California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act (the "CPRA"). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may impose conflicting and inconsistent obligations.

For example, in 2021, the Federal Trade Commission ("FTC") amended the GLBA's Safeguards Rule, which requires covered financial services firms, which may include some of our customers, to develop, implement, and maintain a comprehensive information security program. The rule provides more prescriptive security controls that financial services firms must implement and oversight by a designated Qualified Individual who must provide annual written reports to the board of directors or equivalent governing body. The FTC further amended the GLBA's Safeguards Rule in November 2023 to provide for reporting to the FTC certain security incidents in which unencrypted personal information involving 500 or more consumers is acquired without authorization. In addition, the FTC has brought enforcement actions against service providers of financial services firms directly and against financial services firms for failures by service providers to implement appropriate controls to safeguard consumers' personal information.

The CCPA went into effect on January 1, 2020, and, among other things, requires certain disclosures to California consumers and affords such consumers certain data privacy rights. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that may increase data breach litigation. Additionally, the CPRA was approved by California voters in November 2020, and significantly modified the CCPA, including expanding California consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. The CPRA created obligations relating to consumer data beginning on January 1, 2022 and it became effective on January 1, 2023. Numerous states have proposed, and in certain cases enacted, legislation addressing privacy and data security that in many cases are similar to the CCPA and CPRA. For example, Connecticut, Virginia, Colorado, and Utah have enacted legislation similar to the CCPA and CPRA that took effect in 2023; Florida, Montana, Oregon, and Texas have enacted similar legislation that took effect in 2024; Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Tennessee have enacted similar legislation that has taken or will take effect in 2025; and Indiana, Kentucky, and Rhode Island have enacted similar legislation that will take effect in 2026. The California Age-Appropriate Design Code Act ("CAADCA"), which expands the CPRA for businesses with websites that are likely to be accessed by children, was signed into law on September 15, 2022 and went into effect on July 1, 2024. The New York governor signed a bill into law in June 2024 that, upon becoming effective on June 20, 2025, would, among other things, prohibit covered "operators" from collecting, using, sharing, and selling personal data of individuals under 18 years of age unless it is strictly necessary, as specified in such legislation, or where informed consent is obtained in accordance with specified requirements. This includes, in the case of individuals under 13 years of age, obtaining parental consent in a manner compliant with the Children's Online Privacy Protection Act ("COPPA"). The FTC also has proposed significant updates to its rules implementing COPPA that, among other changes, would create new obligations, and strengthen certain existing obligations, relating to the collection and other processing of personal information from individuals under 13 years of age.

The CCPA, CPRA, CAADCA, COPPA, other new and evolving state legislation, and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could add additional complexity and variations in requirements, restrictions, and legal risks, greatly increase the cost of providing our platform, require significant changes to our operations and additional investment of resources, impact strategies and the availability of previously useful data for processing, or prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy, data protection, and information security obligations and we also expect that more states may enact new legislation to provide consumers with new privacy rights and increase the privacy, data protection, and information security obligations of entities handling certain personal information of such consumers. In addition, some jurisdictions, such as New York, Massachusetts, and Nevada have enacted more generalized information security laws that apply to certain data that we process. The U.S. federal government also has proposed legislation relating to privacy and data security. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent, subject to differing interpretations, or may conflict, or be alleged to conflict, with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules, and legislation, or self-regulatory principles, codes, or other obligations, which may cause them to require us to be bound by varying contractual requirements, including certain requirements applicable to other jurisdictions. Adherence to such contractual requirements may impact our collection, use, storage, sharing, disclosure, and processing of various types of information and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards, or other actual or asserted obligations, relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and other actual or asserted obligations, and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, contractual obligations, or other actual or asserted obligations, and may face substantial challenges in our efforts to do so. We may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business grows, we may become subject to privacy, data protection, and information security laws from jurisdictions outside of the United States, potentially including the General Data Protection Regulation ("GDPR"). The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data processing authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area ("EEA") to the United States and other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise's consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations. The United Kingdom has implemented legislation that substantially implements the GDPR in the United Kingdom, which legislation provides for penalties for violations of up to the greater of £17.5 million or 4% of an enterprise's consolidated annual worldwide gross revenue. If we expand our business into the EEA and/or the United Kingdom, we will need to comply with their laws addressing privacy, data protection, and information security. This will involve significant resources and expense and may also impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or actual or asserted obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations, policies, documentation, contractual obligations, or any other actual or asserted obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use, release, disclosure, or other processing of data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy, data protection, or information security concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

A heightened regulatory environment in the financial services industry may have an adverse impact on our customers and our business.

Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, "supervised banks and nonbanks" as well as "supervised service providers" like us. In addition, the CFPB regulates consumer financial products and services. Certain of our partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.

To the extent this oversight or regulation negatively impacts our customers, our business, financial condition, and results of operations could be adversely affected because, among other matters, our customers could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our customers, directly or indirectly limit how much we can charge for our products and services, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations.

Failure to obtain or maintain state licenses or other regulatory infractions resulting in license revocation could impact our ability to offer products and services.

Our ability to obtain or maintain state licenses for the services offered through our platform, including for our property and casualty insurance agency and title insurance agency, depends on our ability to meet licensing requirements established by the applicable regulatory agency and adopted by each state, subject to variations across states. In addition, if we expand the functionality of and services offered through the platform, or if a regulator determines that the services offered through the platform require licensing, we may be required to obtain additional licensing and incur additional costs. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy, or if a regulator determines that we have not satisfied, applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended or may incur additional costs or regulatory infractions. Any such events could adversely affect our business, financial condition, and results of operations.

Regulation of title insurance rates and relationships with insurance underwriters could adversely affect our title insurance business.

We are subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which our title insurance business operates. Title insurance rates are regulated differently in various states, with some states requiring us to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. These regulations could hinder our ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect our business, financial condition, and results of operations, particularly in a rapidly declining market.

Further, we derive a significant portion of our commission revenue from a limited number of insurance underwriters, the loss of which would result in additional expense and loss of market share. If we lose our relationships with insurance underwriters, fail to maintain good relationships with insurance underwriters, become dependent upon a limited number of insurance underwriters, or fail to develop new insurance underwriter relationships, our business, financial condition, and results of operations could be adversely affected.

Our position as an agent utilizing partners, vendors, and other service providers for issuing a significant amount of title and property and casualty insurance policies could adversely affect the frequency and severity of claims.

In our position as a licensed insurance agent, we may perform the search and examination function for policies we issue on behalf of underwriters or we may purchase a search product from another partner, vendor, or service provider. In either case, we are responsible for ensuring that the search and examination is completed for title insurance policies. Our relationship with each title and property and casualty insurance underwriter is governed by an agency agreement defining how an insurance policy is issued on their behalf. The agency agreement also sets forth our liability to the underwriter for policy losses attributable to our errors. Periodic audits by our underwriters are also conducted. Despite our efforts to monitor partners, vendors, and other service providers with whom we transact business, there is no guarantee that they will comply with their contractual obligations. Furthermore, we cannot be certain that, due to changes in the regulatory environment and litigation trends, we will not be held liable for errors and omissions by these vendors. Accordingly, our use of partners, vendors, and other service providers could adversely impact the frequency and severity of claims, and any such impact could adversely affect our business, financial condition, and results of operations.

We and our insurance carriers and underwriters are subject to extensive insurance industry regulations.

In the United States, each state regulator retains the authority to license insurance agencies in their states, and an insurance agency generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of states and territories of the United States in which we are not licensed.

Employees who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance, including related laws and regulations, govern whether licensees may share commissions with unlicensed entities and individuals and, in the context of real estate settlement transactions, such payments are also subject to RESPA restrictions as it relates to splitting or sharing settlement service fees. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

Our insurance products are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or agents, their shareholders or other investors. For example, state insurance laws are generally prescriptive with respect to the content and timeliness of notices we must provide policyholders. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance that may apply to insurance agencies. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. In addition, we cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. States also regulate various aspects of the contractual relationships between insurers and independent agents. The California Department of Insurance, the insurance regulatory authority in the State of California, as well as the insurance regulators of other states in which we are licensed to sell insurance may also conduct periodic examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action.

Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators, state attorneys general as well as federal agencies including the Federal Reserve, the Federal Insurance Office and the U.S. Department of Justice. Consequently, compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight.

We may be subject to restrictions, actions and claims relating to the advertising, marketing and sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, insurance carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such restrictions or actions cannot be predicted and such restrictions, claims or actions could have a material adverse effect on our business, financial condition and results of operations.

Additionally, regulations affecting insurance carriers and underwriters with which we place business may affect how we conduct our operations. Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all insurance carriers and underwriters with whom we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers and underwriters, diverting management resources away from operating our business, which could adversely affect our business, financial condition, and results of operations.

The CFPB is a relatively new agency that has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency's actions or the actions of any other new agency could adversely affect our business, financial condition, and results of operations.

The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as TILA and Regulation Z, TISA and Regulation DD, ECOA and Regulation B, FCRA and Regulation V, the EFTA and Regulation E, among other regulations, and to enforce compliance with those laws. The CFPB supervises banks, thrifts, and credit unions with assets over $10 billion and examines certain of our customers. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including larger participants in other areas of financial services. The CFPB is also authorized to prevent "unfair, deceptive or abusive acts or practices" through its rulemaking, supervisory, and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB (or other regulators) against us, our customers or our competitors could discourage the use of our services or those of our customers, which could result in reputational harm, a loss of customers, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement, past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If the CFPB, or another regulator, were to issue a consent decree or other similar order against us, this could also directly or indirectly adversely affect our business, financial condition, and results of operations.

Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers, and our software platform's failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on consumers' access to our platform via the Internet and/or a mobile device. We may operate in jurisdictions that provide limited Internet connectivity, particularly if we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our business, financial condition, and results of operations.

Moreover, the application of laws and regulations to online platforms is constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover consumer protection, advertising practices and provision of disclosures, among other things. Any failure, or perceived failure, by us, or our software platform, as applicable, to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, services, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. We also cannot be certain that any provisions in these agreements relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Large indemnity payments could adversely affect our business, financial condition, and results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We generally contractually limit our liability with respect to such obligations, but we may still incur substantial liability related to such obligations and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer or third party with respect to such obligations could harm our relationship with that customer or third party, as well as other existing customers and new customers, and adversely affect our business, financial condition and results of operations.

We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (as amended, the "FCPA"), and other anti-corruption, and anti-bribery laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our partners, representatives, and agents who are acting on our behalf. We and our partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-bribery, and anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management's attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. For example, after the U.S. Supreme Court decision in *South Dakota v. Wayfair Inc.*, certain states have adopted, or started to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in, or interpretations of, U.S. and international tax laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, under provisions enacted in the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), beginning January 1, 2022, all U.S. and non-U.S. based research and experimental expenditures must be capitalized and amortized over five and fifteen years, respectively. Additionally, on August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA"), was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. While we are not immediately impacted by the IRA provisions, we will need to continue to monitor our business transactions to determine if any provisions under the IRA could impact our business in the future. As we expand the scale of our business activities, any changes in the U.S. and international taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had net operating loss carryforwards, ("NOLs"), for federal and state income tax purposes of approximately $616.3 million and $618.1 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2028. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The expiration of state NOL carryforwards vary by state and begin to expire in 2025. Further, as of December 31, 2024, we had research and development tax credits carryforwards for federal and state income tax purposes of approximately $25.7 million and $13.3 million, respectively, available to reduce future tax liabilities. Federal research and development tax credits will begin to expire in 2033 and the state research and development tax credits can be carried forward indefinitely. It is possible that we will not generate taxable income in time to use NOLs or tax credits before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986 (as amended, the "Code"), if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including research and development tax credits, to offset its post-change income or taxes may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future (which may be outside our control).

Federal NOLs arising in tax years beginning after December 31, 2017 are generally subject to an 80% of taxable income limitation (as calculated before taking the NOLs into account). Our state NOLs and our tax credits may also be subject to limitations. For example, California legislation enacted in June 2024 limits the use of California state net operating loss carryforwards and tax credits for tax years beginning on or after January 1, 2024 and before January 1, 2027, which may adversely affect us if we earn taxable income in the impacted tax years. In future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs and tax credits.

Risks Related to Our Title365 Business

Our exposure to regulation and residential real estate transaction activity may be greater in Texas, California and Florida, where we source a significant proportion of our premiums.

A large portion of our title segment revenue has historically originated from residential real estate transactions in Texas, California and Florida. As compared to our competitors who operate on a wider geographic scale or whose business is less concentrated in these states, any adverse changes in the regulatory environment affecting title insurance and real estate settlement in Texas, California and Florida, which could include reductions in the maximum rates permitted to be charged, inadequate rate increases, or more fundamental changes in the design or implementation of the Texas, California and Florida title insurance regulatory framework, may expose us to more significant risks and our business, financial condition, and result of operations could be adversely affected.

In addition, to the extent residential real estate transaction volume in Texas, California or Florida changes significantly, whether due to changes in real estate values that differ from the overall U.S. real estate market, changes in the local economy relative to the U.S. economy, or natural disasters that disproportionately impact residential real estate activity in these states, we could experience lower revenues and growth than historically observed or projected.

Competition in the title insurance industry may adversely affect our business, financial condition, and results of operations.

Competition in the title insurance industry is intense, particularly with respect to price, service, and expertise. Larger residential mortgage originators also look at the size and financial strength of a title insurance agency. Although we provide title settlement services to large commercial and residential customers and mortgage originators, there are other title insurance agencies that have substantially greater capital than we do, especially those affiliated with large title insurance underwriters. The size and number of title insurance agencies varies in the geographic areas in which we conduct our title business. Our existing competitors may expand their title insurance business and, although we are not aware of any current initiatives to reduce regulatory barriers to entering our industry, any such reduction could result in new competitors, including financial institutions, entering the title insurance business. From time to time, new entrants enter the marketplace with alternative products to traditional title insurance, although many of these alternative products have been disallowed by title insurance regulators. Further, advances in technologies could, over time, significantly disrupt the traditional business model of financial services and real estate-related companies, including title insurance. These alternative products or disruptive technologies, if permitted by regulators, could adversely affect our business, financial condition, and results of operations.

Our success depends upon the real estate and title insurance industries continuing to adopt new products at their current pace and the continued growth and acceptance of digital products and services as effective enhancements and alternatives to traditional manual products and services.

We provide title and escrow products in part through our platform, which competes with traditional manual counterparts. We believe that the continued growth and acceptance of digital and instant experiences generally will depend, to a large extent, on the continued growth in commercial use of the internet and the continued migration of traditional offline markets and industries online.

The title and escrow process may not migrate to new technologies as quickly as (or at the levels that) we expect, and existing or future federal and state laws may prevent us from offering certain of our title and escrow products. For example, certain states do not allow remote notarization, which may impact our ability to introduce our products in certain markets.

Furthermore, although consumers have a legal right to select their own title insurance provider, as well as all of their settlement service vendors, consumers regularly use the providers recommended by their advisor, which may be their real estate agent, loan officer, or attorney. If consumer awareness of their right to select their own title insurance provider or settlement service vendors and/or if demand for online title and escrow products does not increase, our business, results of operations and financial condition could be adversely affected.

Moreover, if, for any reason, an unfavorable perception develops that digital experiences and/or automation are less efficacious than in-person closings or traditional offline methods of preparing closing disclosures, purchasing title insurance and other services, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on partners, vendors, and other service providers to provide some of the software or data for our platform. If such partners, vendors, and other service providers interfere with the distribution of our platform or with our use of such software, our business could be adversely affected.

We rely upon certain partners, vendors, and other service providers to provide data used in, and software employed by, our platform and services or by customers and consumers using our platform and services, and it is possible that such software or data may not be reliable. From time to time we may in the future have disputes with certain of our partners, vendors, and other service providers. If, in connection with such a dispute, a partner, vendor, or service provider terminates its relationship with us or otherwise limits the provision of their software or data to us, the availability or usage of our platform could be disrupted. If the partners, vendors, and other service providers we rely upon cease to provide access to the software and/or data that we and our customers and consumers use, whether in connection with disputes or otherwise, do not provide access to such software and/or data on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software and/or data from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations using data centers provided by Amazon Web Services ("AWS"), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from natural disasters, cyberattacks, terrorist attacks, power outages, infrastructure changes, human error, disruptions in telecommunications services, fraud, military or political conflicts, computer viruses, ransomware, malware, and similar events or acts of misconduct. Our platform's continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS' service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any negative publicity arising from these disruptions and any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our master agreement with AWS will remain in effect until terminated by AWS or us. We have a three-year agreement with AWS, expiring on June 30, 2026, that may only be terminated by us or AWS for cause upon a material breach of the agreement, subject to the terminating party providing prior written notice and a 30-day cure period. Even though our platform is entirely in the cloud, our plan is to be vendor-agnostic and we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. We do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, and results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have built integrations with many technology partners, including leading providers of customer relationship management platforms, loan origination systems, core banking systems, document generation systems, income and asset verification services, and pricing and product engines, and a variety of other service providers. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors, partners, or other service providers may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors, partners, or other service providers modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our other competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely on a wide variety of data sources to provide our services and products, including data collected from applicants and borrowers, credit bureaus, payroll providers, data aggregators, and unaffiliated third parties. If we are unable to access and use data collected from or on behalf of applicants and borrowers, or other third-party data, or our access to such data is limited, our ability to provide our services and enable our customers to verify applicant data would be compromised. Any of the foregoing could negatively impact the consumer experience of our platform, the volume of loans enabled through our platform, the delivery of certain services, including closing services like title and settlement services, and the degree of automation in our application process and on our platform.

Further, although we utilize third parties to enable financial services firms to verify the income and employment information provided by certain selected applicants, we cannot guarantee the accuracy of applicant information. Information provided by borrowers may be incomplete, inaccurate, or intentionally false. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is important to the success of our business. We rely on a combination of trademark, trade secret, copyright, and patent law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cyberattacks, and legal or other methods of protecting this data may be inadequate.

We have registered the term "Blend" in the United States, Canada, the United Kingdom, and the European Union, and as of December 31, 2024, we had pending trademark applications in the United States. We have also registered the term "Title365" in the United States. Additionally, we have registered domain names that we use in, or are related to, our business, most importantly blend.com and title365.com. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. As of December 31, 2024, we had one issued patent in the United States. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties may assert that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees if we are found to have willfully infringed a party's patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, results of operations, and reputation.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Class A Common Stock

The multi-class structure of our common stock has the effect of concentrating voting power with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, which will severely limit your ability to influence or direct the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Our Class A common stock has one vote per share, our Class B common stock has 40 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. As of December 31, 2023, Nima Ghamsari, Head of Blend, Co-Founder, and Chair of our board of directors, beneficially owns all of the issued and outstanding shares of our Class B common stock. As of December 31, 2024, the shares beneficially owned by Mr. Ghamsari represented approximately 35% of the total voting power of our outstanding capital stock, which voting power may increase over time as Mr. Ghamsari exercises equity awards and exchanges them for our Class B common stock under the Equity Exchange Agreement. If all such equity awards held by Mr. Ghamsari (including the Co-Founder and Head of Blend Long-Term Performance Award) had been exercised for cash as of December 31, 2024, Mr. Ghamsari would hold approximately 82% of the voting power of our outstanding capital stock. As a result, for the foreseeable future, Mr. Ghamsari will be able to significantly influence matters requiring approval by our stockholders, including the election of members of our board of directors, the adoption of amendments to our Amended and Restated Certificate of Incorporation and amended and restated bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Mr. Ghamsari may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of control will limit or preclude your ability to influence corporate matters for the foreseeable future and could have the effect of delaying, preventing, or deterring a change in control of our company, could deprive you and other holders of Class A common stock of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and could negatively affect the market price of our Class A common stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Because of the 40-to-one voting ratio between our Class B and Class A common stock, even if Mr. Ghamsari transfers or sells a significant number of shares of Class A common stock, he will continue to control a significant portion of the voting power of our capital stock based on his current ownership. Transfers by Mr. Ghamsari and his affiliates of Class B common stock generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of our initial public offering ("IPO"), on which the number of shares of our capital stock, including Class A common stock, Class B common stock, and Class C common stock, and any shares of capital stock underlying equity securities or other convertible instruments, held by Mr. Ghamsari and his affiliates is less than 35% of the number of shares of Class B common stock held by Mr. Ghamsari and his affiliates as of immediately following the completion of our IPO, which we sometimes refer to herein as the 35% Ownership Threshold; (ii) 12 months after the death or total disability of Mr. Ghamsari, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Ghamsari and approved by our board of directors (or if there is no such person, then our secretary then in office); (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which Mr. Ghamsari is terminated for cause (as defined in our Amended and Restated Certificate of Incorporation); (iv) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Ghamsari is no longer providing services to us as an officer or employee and (B) Mr. Ghamsari is no longer a member of our board of directors, either as a result of Mr. Ghamsari's voluntary resignation or as a result of a request or agreement by Mr. Ghamsari at a meeting of our stockholders for Mr. Ghamsari not to be renominated as a member of our board of directors; or (v) the 50-year anniversary of the completion of our IPO. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our Amended and Restated Certificate of Incorporation occurs as the Final Conversion Date.

No shares of our Class C common stock, which entitle the holder to zero votes per share (except as otherwise required by law), were issued and outstanding as of December 31, 2024 and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Over time the issuance of shares of Class A common stock will result in voting dilution to all of our stockholders and this dilution could eventually result in Mr. Ghamsari and his affiliates holding a lower percentage of our total outstanding voting power. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which would prolong the significant voting influence of Mr. Ghamsari. Further, the issuance of such shares of Class C common stock to Mr. Ghamsari would also delay the final conversion of all of our outstanding Class B common stock because shares of Class C common stock issued to Mr. Ghamsari would be counted when determining whether the 35% Ownership Threshold has been met. As a result, the issuance of shares of Class C common stock could prolong the duration of Mr. Ghamsari's significant influence on the election of our directors and outcome of most matters submitted to a vote of our stockholders. In addition, we could issue shares of Class C common stock to Mr. Ghamsari and, in that event, he would be able to sell such shares of Class C common stock and achieve liquidity in his holdings without diminishing his voting control. Sales of significant amounts of stock by Mr. Ghamsari or changes in our capital structure, including as a result of the Final Conversion Date, could result in a change of control or cause volatility in our stock price and uncertainty. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of the New York Stock Exchange.

The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been and may continue to be volatile and could be subject to fluctuations or declines in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid for such shares. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders, including sales by or on behalf of Nima Ghamsari, Head of Blend, Co-Founder and Chair of our board of directors, to reduce or satisfy the outstanding amounts under his personal loans as required or permitted under his loan documentation with certain lenders (including as a result of foreclosure), under which he has pledged shares of his Class A common stock to secure certain personal indebtedness, or for any other reason;

- changes in our capital structure, including as a result of the Final Conversion Date, which could result in a change of control;

- the amounts and timing of repurchases, if any, under our share repurchase program;

- failure of securities analysts to maintain coverage of us or changes in financial estimates by securities analysts who follow our company;

- failure to meet our financial estimates or expectations or the financial estimates or expectations of securities analysts or investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new services or platform features;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- actual or perceived privacy or security breaches or other incidents;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

- announced or completed strategic transactions by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management;

- failure to continue to be listed on the New York Stock Exchange ("NYSE");

- general economic conditions and slow or negative growth of our markets; and

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, the war in Ukraine, the conflict in the Middle East, or responses to these events.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of our IPO, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive if we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Delaware law and provisions in our Amended and Restated Certificate of Incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our Amended and Restated Certificate of Incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any amendments to our Amended and Restated Certificate of Incorporation require the approval of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class;

- our amended and restated bylaws provide that approval of the holders of at least a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock voting as a single class is required for stockholders to amend or adopt any provision of our amended and restated bylaws;

- our multi-class common stock structure, which provides Nima Ghamsari with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the "Voting Threshold Date"), our stockholders will only be able to take action by written consent if such action is first recommended or approved by our board of directors, and after the Voting Threshold Date, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our Amended and Restated Certificate of Incorporation does not provide for cumulative voting;

- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our principal executive officer, our president, or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our Amended and Restated Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

The holders of our Series A Preferred Stock are entitled to vote on an as-converted to Class A common stock basis and have rights to approve certain actions. Additionally, Haveli may exercise influence over us through their ability to designate a member of our board of directors.

On April 29, 2024, we entered into an Investment Agreement (the "Investment Agreement") with Haveli Brooks Aggregator L.P. ("Haveli") and issued 150,000 shares of our Series A Preferred Stock (the "Series A Preferred Stock") for an aggregate purchase price of $150.0 million. The holders of our Series A Preferred Stock are entitled to vote with the holders of our Class A common stock on all matters submitted for a vote of holders of shares of Class A common stock (voting together with the holders of shares of Class A common stock as a single class) on an as-converted basis.

Pursuant to the Investment Agreement, Haveli has the right to designate one candidate for nomination for election to our board of directors for so long as Haveli and its permitted transferees maintain minimum aggregate holdings of our stock as described in further detail in the Investment Agreement. Notwithstanding the fact that all of our directors are subject to fiduciary duties to us and to applicable law, the interests of the director designated by Haveli may differ from the interests of our securityholders as a whole or of our other directors.

Additionally, the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock is required in order for us to take certain actions, including issuing securities that are senior to, or equal in priority with, the Series A Preferred Stock, increasing the number of shares available for grant under our equity compensation plans or making grants in excess of specified thresholds, incurring debt, redeeming or paying dividends on our common stock, engaging in certain mergers or acquisitions or divestitures, liquidating or dissolving, engaging in transactions with affiliates, incurring certain expenses in excess of our board-approved budget, and terminating the employment of certain of our officers. As a result, the holders of Series A Preferred Stock may in the future have the ability to influence the outcome of certain matters affecting our governance and capitalization.

The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our Class A common stock, and the conversion of those shares into shares of our Class A common stock would dilute the ownership of Class A common stockholders and may adversely affect the market price of our Class A common stock.

The holders of our Series A Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our Class A common stock on all matters submitted to a vote of the holders of our Class A common stock, which reduces the relative voting power of the holders of our Class A common stock. In addition, the conversion of our Series A Preferred Stock into Class A common stock or the exercise of the warrant issued to Haveli to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share of Class A common stock (the "Haveli Warrant"), would dilute the ownership interest of existing holders of our Class A common stock, and any conversion of the Series A Preferred Stock or exercise of the Haveli Warrant would increase the number of shares of our Class A common stock available for public trading, and which may adversely affect prevailing market prices of our Class A common stock.

Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

The holders of our Series A Preferred Stock have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our business before any payment may be made to holders of any other class or series of capital stock.

The holders of our Series A Preferred Stock also have certain redemption rights, including the right to require us to repurchase all or any portion of the Series A Preferred Stock at any time following the fifth anniversary of the original issuance date and a majority of the holders of the Series A Preferred Stock have the right to cause the Company to redeem, in whole, but not in part, the shares of Series A Preferred Stock at specified prices. In addition, upon prior written notice of certain change of control events, unless the holders elect to convert their shares of the Series A Preferred Stock into shares of Class A common stock, the shares of the Series A Preferred Stock will automatically be redeemed by us.

These repurchase obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of our Series A Preferred Stock could also limit our ability to obtain additional financing, which could have an adverse effect on our results of operation and financial condition. The preferential rights could also result in divergent interests between the holders of our Series A Preferred Stock and our other securityholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any current and/or future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have established processes and policies for assessing, identifying, and managing material risks arising from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on, or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. We also utilize threat modeling to evaluate changes to our applications or environments for new threats or risks, and our cybersecurity team monitors the threat landscape regularly using security industry sources and certain threat intelligence information. Blend conducts daily vulnerability assessments, prioritizes remediation, and engages in routine system and application patching as well as other proactive measures, where deemed appropriate, to mitigate reasonably foreseeable risks.

Blend maintains an incident response plan that is designed to contain and address any suspected security incident identified by the Company. This plan is tested at least annually. Our security operations team triages issues and invokes the incident response plan when deemed necessary. This plan includes provisions for notifications of internal and external parties, including Blend leadership and the Audit Committee as required.

Following these risk assessments, or when we otherwise identify cybersecurity risks through the processes described in this "Risk Management and Strategy" section, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to minimize identified risks and reasonably address any identified gaps in existing safeguards. We devote significant resources and designate high-level personnel, including our Information Security Officer, who reports to our Head of Finance and Administration, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with our human resources and information technology functional groups. Personnel at all levels and departments are made aware of our cybersecurity policies through training. Specific training is required for users of higher-risk systems or individuals associated with specific security processes such as incident response.

Our cybersecurity program includes processes for identifying and managing risks from third parties and is integrated into our overall risk management framework. Our program defines key risk objectives and if cybersecurity risk exceeds defined thresholds, such risks are documented and escalated into the enterprise risk program and Blend's internal audit team. We contractually obligate third-party service providers with access to our systems or processing sensitive data on our behalf to align with our cybersecurity objectives and adhere to industry best practices. We re-evaluate each such service provider at least annually and when the role or purpose of a service provider changes, and have processes to require service providers maintaining sensitive data on our behalf to delete such data upon contract termination.

We engage assessors or other third-party service providers in connection with our risk assessment and cybersecurity assessment or audit processes. These service providers assist us to evaluate risks and identify where our current security program may be improved. We consult with these service providers as required to verify mitigation approaches, to compare Blend's security posture against industry peers, and to provide overall feedback for the security program. Additionally, we utilize outside service providers, as well as a bug bounty program, to penetration test our network infrastructure and applications and provide prioritized security vulnerability findings reports. Some Blend customers also perform annual security testing on Blend's infrastructure and applications.

Like other technology companies, we have experienced cybersecurity incidents in the past. We have not, however, been materially impacted by any previous cybersecurity incidents. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K,including the risk factors entitled "Risks Related to Our Business and Operations: *A cyberattack, security breach, or incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and have an adverse effect on our reputation, brand, business, financial condition, and results of operations.*"

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function through the Audit Committee.

Our Information Security Officer and our cybersecurity team (which consists of our security policy manager, security operations manager, and red team lead) are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Information Security Officer has over 20 years of expertise within the cybersecurity field, and manages an experienced team with expertise in relevant security practices such as penetration testing, security operations, and policy.

Our Information Security Officer and our cybersecurity team oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our Information Security Officer and our cybersecurity team are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include monitoring of network, system and application logs, review of vulnerability scans and penetration test results, review of industry sources for vulnerability and threat indicators, and use of third-party service providers for audit or assessment purposes. In the event of a significant cybersecurity incident that is identified by the Company, Blend leadership and the Audit Committee are informed by the Information Security Officer or our manager of security operations to support swift and informed decision-making.

Our Information Security Officer provides quarterly briefings to the Audit Committee regarding our cybersecurity risks and activities, including our progress on mitigating threats identified by external cybersecurity risk audits, any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like, in each case as applicable. Our Audit Committee provides regular updates to the board of directors on such reports.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Novato, California under a lease agreement that expires in March 2025. We also lease offices in Newport Beach, California, Lewisville, Texas and Coraopolis, Pennsylvania. We have supplemented our leased space with temporary or on demand available space in New York City, New York, New Orleans, Louisiana, Little Rock, Arkansas, Las Vegas, Nevada, Montgomery, Alabama, Riverside, California and Mexico City, Mexico. We do not own any real property. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Recent Sales of Unregistered Securities

None.

Market Information for Common Stock

Our Class A common stock has traded on the New York Stock Exchange under the symbol "BLND" since July 16, 2021. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock and Class C common stock are neither listed nor traded.

Holders of Record

As of March 1, 2025, there were 181 stockholders of record of our Class A common stock. The number of beneficial owners of our Class A common stock is substantially greater than the number of record holders because a large portion of our Class A common stock is held in street name by brokers and other intermediaries. As of March 1, 2025, there were two record holders of warrants to purchase our Class A common stock.

As of March 1, 2025, there were two stockholders of record of our Class B common stock. All shares of our Class B common stock are beneficially owned by Nima Ghamsari.

As of March 1, 2025, there were no holders of our Class C common stock.

Dividend Policy

We have neither declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Stock Performance Graph

The following graph compares the cumulative total shareholder return from July 16, 2021, the date on which our Class A common stock commenced trading on the New York Stock Exchange, and its relative performance through December 31, 2024 of (i) our Class A common stock, (ii) the Russell 2000 Stock Index ("S&P 500 Index") and (iii) the Standard and Poor's 1500 Application Software Index ("S&P Application Software"). The stock performance graph and table assume an initial investment in our Class A common stock and in each index of $100 on July 16, 2021.

The performance graph and table are based on historical results and are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

COMPARISON OF CUMULATIVE TOTAL RETURN SINCE IPO
Among Blend Labs, Inc., the Russell 2000 Index and the S&P 1500 Application Software Index.



Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the share repurchase activity for the three months ended December 31, 2024:

Period	Total Number of Shares Purchased (in thousands)[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1]
October 1-31	-	-	-	25
November 1-30	-	-	-	25
December 1-31	-	-	-	25

(1) On August 6, 2024, our board of directors authorized the repurchase of up to $25.0 million of our Class A common stock. In connection with this authorization, we have entered into Rule 10b5-1 plans. As of December 31, 2024, no repurchases have been made under the program. Refer to Note 11, *Stockholders Equity*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and the section titled "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report on Form 10-K generally discusses fiscal years 2024 and 2023 items and year-to-year comparisons between fiscal years 2024 and 2023. Discussions of fiscal year 2022 items and year-to-year comparisons between fiscal years 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 14, 2024.


Overview


Blend Labs, Inc. was founded in 2012, with a vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform and suite of products for financial services firms that is designed to power the end-to-end consumer journey for any banking product. Our software platform was built in an extensible, modular, and configurable fashion to support continued product expansion. We have technology, data, and service providers on our software platform, including access to an extensive marketplace of insurance carriers and settlement agencies. Our products and marketplaces provide multiple opportunities for us to serve financial services firms and consumers and drive revenue growth.

The development of our business reflects continued product innovation as we continue to attract financial services firms to our software platform and grow with them as they serve consumers. Financial services firms have been shifting for years to a digital-first approach to acquiring consumers, delivering products, and deepening existing consumer relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. We believe there is a large, untapped opportunity to provide additional product offerings and drive increased transaction volume for financial institutions and consumers using our software platform.

We are continually seeking to enhance the end-to-end banking journeys we power through our software platform. To accelerate the adoption of innovations in our mortgage and home equity products, on June 30, 2021 we acquired 90.1% ownership of Title365, a leading title insurance agency that offers title, escrow and other trustee services.

Our platform also includes Blend Builder, which gives our customers the ability to easily configure or build custom workflows from a pre-built set of components, all while leveraging existing infrastructure. Financial services firms can create custom solutions with Blend Builder, or choose from pre-built solutions for Mortgage and Consumer Banking, including Home Equity, Deposit Accounts, Credit Cards, Personal Lending, Auto Lending and more.

As we navigate through a challenging economic environment, we are focused on customer acquisition, maximizing existing partnerships and product expansion as well as efficient investment and disciplined cost management. We see opportunities for expansion into new markets, including markets outside the United States.


Our Business Model


Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements where fees are assessed based on completed transactions, such as a funded loan, new account opening, or API call. For those products that involve a loan or deposit account application, we do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. We provide the platform, including Blend Builder, under (a) subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, (b) usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price, (c) a fixed price fee, which provides stand-ready access to one or more of our products and services, or (d) consumption-based arrangements, in which customers commit to a certain amount of consumption at specified prices and prepay a fixed amount in advance of their consumption. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Completed transaction fees are not impacted by the dollar size of transactions; however, we provide volume-based discounts to customers as they complete a higher volume of transactions on our software platform. Customers also have the opportunity to secure volume-based discounts determined by the size and length of contractual commitments. We may earn additional overage fees if the number of completed transactions exceeds contractual minimums or commitments for customers who elect to enter into subscription or consumption-based agreements, respectively. Other than our usage-based arrangements pursuant to which customers pay for a variable amount of completed transactions, our subscription and consumption-based agreements are generally non-cancelable during the contract term. Our usage-based arrangements generally can be terminated at any time by the customer. With our success-based business model, we are focused on driving revenue growth by enabling our customers to more efficiently process and complete transactions using our software platform.

We focus on customer success to drive transaction volumes and opportunities for follow-on sales. Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. Customers often complete an initial deployment for one or two products and may then add more products over time. The length of the sales cycle for our products generally declines for the second and subsequent products we sell to customers, highlighting our high customer satisfaction.

We also earn revenue through a combination of fixed and/or variable license fees when consumers use our Blend Platform integrated marketplaces, such as when they select a property and casualty insurance carrier. These license fees are typically generated from third-party providers that pay to access our platform and are incremental to what we earn from our financial services firm customers on completed transactions. Our marketplaces are intended to provide greater consumer choice and flexibility and to help financial services firms by providing them with a more complete offering in partnership with Blend. As we drive adoption of our software platform, we expect these license fees to comprise a larger part of our revenue.

The acquisition of Title365 has enabled us to provide our customers with a streamlined title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans, and we plan to continue to invest in improving and integrating settlement services into those banking products. In performing title search services, Title365 serves as an agent to place and bind title insurance policies with third-party underwriters. Title365 escrow, closing and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Title365 also provides title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans.

Recent Developments

Industry Trends

The mortgage market is heavily influenced by government policies and overall economic conditions. The real estate environment, including interest rates and the general economic environment, typically impacts the demand for mortgage and mortgage related products. Since 2022, increases in interest rates due to efforts by the Federal Reserve to manage rising inflation, combined with ongoing supply constraints, have resulted in a relative decline in mortgage origination activity, followed by a slight increase in 2024 as compared to 2023, based on the estimates of industry forecasters.

In 2024, we saw a decrease in total mortgage transactions on our software platform compared to 2023, which can be attributed to normal customer churn amidst continued high interest rates, decreased housing affordability, and uncertain worldwide political and economic conditions. We expect that the aggregate industry mortgage originations will be lower in 1Q25 relative to 4Q24 based on application volume observed to date through our customer base and our analysis of the latest relevant macroeconomic data. While industry forecasters currently project that mortgage origination activity will expand throughout 2025, we anticipate a more moderate growth rate in 2025.

Mortgage origination activity depends on many factors, such as changes in the Federal Reserve's policies or pressures in the macroeconomic environment, all of which are uncertain and out of our control. We expect the Federal Reserve's decision-making to continue to have impacts on mortgage origination activity. As a large portion of our revenue is driven by mortgage and mortgage-related transaction volumes, changes in mortgage origination volumes have had, and are likely to continue to have, material effects on our business.

Strategic Initiatives

We have taken actions to manage our operating expenses and focus our investments on initiatives critical to achieving our broader strategy. As part of our broader efforts to improve cost efficiency and better align our operating structure with our business activities and the current market, since 2022, we implemented several workforce reduction actions and in 2024, we entered into an agreement to fully terminate one of our leases and abandoned another leased facility. Refer to Note 13, *Restructuring*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information regarding our workforce reduction actions and leases optimization.

Additionally, in April 2024, we paid off all of our outstanding debt into connection with the Haveli transaction. Further, in September 2024, we entered into a strategic partnership agreement with Covered whereby we granted Covered a five-year term license allowing Covered to integrate their insurance solutions into our platform for an annual license fee plus variable charges and sold our insurance business to Covered for cash proceeds of $10.1 million and a warrant to purchase up to 177,516 of Covered's Class B Units, at a purchase price of $0.001 per unit (the "Covered Warrant"). Refer to Note 10, *Redeemable Convertible Stock*, and Note 16, *Strategic Partnership and Sale of Insurance Business,* of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information regarding these strategic transactions.


Components of Results of Operations


Revenue

Blend Platform

In our Blend Platform segment, we generate revenue from fees paid by customers to access our software platform and complete the transactions. Fees are assessed based on completed transactions, such as a funded loan, new account opening, closing transaction or API call. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. We do not charge for abandoned or rejected applications, even though they cause us to incur costs related to these applications. Arrangements with our customers do not provide the contractual right to take possession of our software at any point in time. Revenue is recognized when access to our platform is provisioned to our customers or as transactions are completed, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We also generate revenue from providing access to Blend Builder, professional services related to the deployment of our platform, premier support services, and consulting services. We also earn revenue from third-party providers which integrate their marketplaces into our platform for services such as property and casualty insurance. We typically charge third-party providers a combination of fixed and variable license fees.

Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers prepay a fixed amount in advance, typically annually or semi-annually, based on their anticipated consumption of specified products at specified prices or pay monthly in arrears a variable amount for completed transactions at specified prices. Our subscription and prepaid usage-based arrangements are generally noncancelable, and we may also earn additional overage fees if the number of completed transactions exceeds the contractual amounts. Our usage-based arrangements paid in arrears can generally be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform. Over the last year, we have seen a shift away from subscription arrangements towards prepaid multi-year usage-based arrangements in our customer contracts. Revenue from third-party providers for access to our platform is recognized ratably over the term of the contract.

Title

In our Title segment, we earn revenue from title search services for title insurance policies, escrow, and other closing and settlement services. In performing title search services, we act as an agent to place and bind title insurance policies with third-party underwriters that ultimately provide the title insurance policy to our customers. Revenue related to title insurance is recognized net of the amount of consideration paid to the third-party insurance underwriters. Our revenues from escrow, closing, and settlement services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, and providing notary and other real estate or title-related activities. Revenue related to these services is recognized at the closing of the underlying real estate transaction. We also offer title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans. Revenue for default title services and home equity services is recognized at the time of delivery of the title report.

We expect mortgage interest rates will continue to impact the demand for mortgage and mortgage related products, including refinance transactions. In most cases, higher interest rates have led to higher loan rates charged to consumers, which has adversely affected the ability of our customers to generate refinance transaction volumes. Refinance activity was strong in 2020 and 2021 relative to historical averages over the preceding decade; however, an increase in interest rates due to efforts by the Federal Reserve to manage rising inflation resulted in a decline in refinance transactions volume in both 2022 and 2023, resulting in lower title insurance and other services revenue within the Title segment. Since September 2024, the Federal Reserve lowered the federal funds rate by 100 basis points, easing monetary policy for the first time in four years. Should the Federal Reserve continue to ease monetary policy and further lower its interest rate target, we expect refinance transaction volumes may increase, which in turn may have a positive impact on Title revenue.

Cost of Revenue

Blend Platform

In our Blend Platform segment, cost of revenue consists primarily of software-related costs, which include costs of subscribed hosting and support, costs of premier support services, and the costs of delivering professional services.

Software-related costs of subscribed hosting services and support consist primarily of expenses related to hosting our services, third-party fees related to platform connectivity services, which include verification of income, assets, and employment, software licenses and expenses related to providing support to our customers.

Costs of premier support and professional services consist primarily of personnel-related expenses, including stock-based compensation expense, expenses associated with delivering implementation and other services, travel expenses, and allocated overhead costs.

For each application submission, we incur third-party costs as described above, including costs for incomplete transactions for which we do not charge fees to our customers. The timing of those costs may not be aligned with the revenue recognized. We expect our cost of revenue to continue to increase in dollar amounts as we grow our business and revenue and decrease as a percentage of our revenue over the long term as we achieve greater scale in our business, although the percentage may fluctuate from period to period.

Title

In our Title segment, cost of revenue consists of costs of title, escrow and other trustee services, which represent primarily personnel-related expenses of our Title segment as well as title abstractor, notary, and the cost of recording services provided by external vendors.

Since the cost of revenue for our Title segment is largely variable in nature, we expect that the cost of revenue for this segment will be impacted by the fluctuations in the segment's revenue and the number of title orders we receive in each period.

Operating Expenses

We have taken actions to manage our operating expenses and focus our investments on initiatives critical to achieving our broader strategy. We expect to see our expenses remain relatively flat in 2025 as compared to 2024.

Research and Development

Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expense, associated with our engineering personnel responsible for the design, development, and testing of new products and features, professional and outside services fees, software and hosting costs, facilities costs, and allocated overhead costs. Research and development costs are expensed as incurred, unless they qualify as capitalizable internal-use software development costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expense, costs of general marketing activities, advertising and promotional activities, travel-related expenses, facilities costs, and allocated overhead costs. Sales commissions that are incremental costs of acquiring a contract with a customer as well as associated payroll taxes, are deferred and amortized on a straight-line basis over the estimated period of benefit. Sales commissions that are not incremental costs of acquiring a contract with a customer are expensed in the period incurred.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expense for our finance, accounting, legal and compliance, human resources, and other administrative teams, certain executives, stock-based compensation expense related to the stand-alone stock option award granted to our Co-Founder and Head of Blend in 2021, professional services fees, including audit, legal and compliance, facilities costs, software and hosting costs, external consulting expenses, and insurance expenses.

Restructuring

Restructuring charges relate to our workforce reduction plans and facilities restructuring actions. Charges related to workforce reduction plans are comprised of cash expenditures for compensation and severance payments, executive transition costs, employee benefits, payroll taxes and related facilitation costs. Charges related to facilities restructuring actions are comprised of costs related to early termination of the lease agreement and impairment of the right-of-use asset in connection with the abandonment of the property. Refer to Note 13, *Restructuring*, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned from our investment portfolio. For the year ended December 31, 2024, other income (expense), net also includes a gain on sale of insurance business in connection with strategic partnership, an adjustment to the carrying value of investment in non-marketable equity securities, a loss on extinguishment of debt, and a loss on transfer of our subsidiary in India.

Interest Expense

Interest expense relates primarily to debt financing used to fund our acquisition of Title365 and includes interest payable under the terms of the Credit Agreement entered into in connection with the closing of the acquisition of Title365 and amortization of debt discounts and debt issuance costs. In connection with the full repayment of the Term Loan and termination of the Credit Agreement, the final interest payment under the Credit Agreement was fully paid in the quarter ended June 30, 2024.

Provision for Income Taxes

Provision for income taxes consists primarily of U.S. state and foreign income taxes. We maintain a full valuation allowance on our net federal and state deferred tax assets as we have concluded that it is not more likely than not that such net deferred tax assets will be realized.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

		Year Ended December 31,	
	2024	2023	2022
	(In thousands)		
Revenue			
Software platform	$ 106,914	$ 101,204	$ 113,589
Professional services	8,848	8,345	7,835
Title	46,257	47,297	113,777
Total revenue	162,019	156,846	235,201
Cost of revenue[1]			
Software platform	23,107	22,025	30,706
Professional services	9,434	11,065	15,504
Title	38,934	42,621	99,340
Total cost of revenue	71,475	75,711	145,550
Gross profit	90,544	81,135	89,651
Operating expenses:			
Research and development[1]	46,087	81,591	138,094
Sales and marketing[1]	36,049	60,130	85,248
General and administrative[1]	50,557	70,688	139,120
Amortization of acquired intangible assets	-	-	8,411
Impairment of intangible assets and goodwill	-	-	449,680
Restructuring	7,471	24,948	15,275
Total operating expenses	140,164	237,357	835,828
Loss from operations	(49,620)	(156,222)	(746,177)
Interest expense	(6,747)	(30,811)	(24,790)
Other income (expense), net	13,057	7,248	4,916
Loss before income taxes	(43,310)	(179,785)	(766,051)
Income tax (expense) benefit	(109)	(94)	2,241
Net loss	$ (43,419)	$ (179,879)	$ (763,810)

(1) Includes stock-based compensation as follows:		Year Ended December 31,	
	2024	2023	2022
	(In thousands)		
Cost of revenue	$ 527	$ 1,132	$ 2,069
Research and development[2]	9,870	19,046	47,280
Sales and marketing	3,546	7,137	11,725
General and administrative	14,134	18,706	48,628
Total stock-based compensation	$ 28,077	$ 46,021	$ 109,702

(2) Net of $2.5 million of additions to capitalized internal-use software for the year ended December 31, 2024, and none for the years ended December 31, 2023 and 2022.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(as a % of revenue) *		
Revenue			
Software platform	66%	65%	48%
Professional services	5	5	4
Title	29	30	48
Total revenue	100	100	100
Cost of revenue			
Software platform	14	14	13
Professional services	6	7	7
Title	24	27	42
Total cost of revenue	44	48	62
Gross margin	56	52	38
Operating expenses:			
Research and development	28	52	59
Sales and marketing	22	38	36
General and administrative	32	45	59
Amortization of acquired intangible assets	-	-	4
Impairment of intangible assets and goodwill	-	-	191
Restructuring	5	16	6
Total operating expenses	87	151	355
Loss from operations	(31)	(100)	(317)
Interest expense	(4)	(20)	(11)
Other income (expense), net	8	5	2
Loss before income taxes	(27)	(115)	(326)
Income tax (expense) benefit	-	-	1
Net loss	(27)%	(115)%	(325)%

---

*   Certain percentages may not foot due to rounding.

Comparison of the Years Ended December 31, 2024 and 2023

Revenue and Cost of Revenue

		Year Ended December 31,			$ Change		% Change
		2024		2023			
		(In thousands)					
Segment revenue:							
Blend Platform:							
Mortgage Suite	$	73,257	$	77,574	$	(4,317)	(6%)
Consumer Banking Suite		33,657		23,630		10,027	42%
Professional Services		8,848		8,345		503	6%
Total Blend Platform		115,762		109,549		6,213	6%
Title		46,257		47,297		(1,040)	(2%)
Total revenue	$	162,019	$	156,846	$	5,173	3%
Segment cost of revenue:							
Blend Platform	$	32,541	$	33,090	$	(549)	(2%)
Title		38,934		42,621		(3,687)	(9%)
Total cost of revenue	$	71,475	$	75,711	$	(4,236)	(6%)
Segment gross profit and gross margin:							
Blend Platform	$	83,221	72% $	76,459	70% $	6,762	9%
Title		7,323	16%	4,676	10%	2,647	57%
Total gross profit	$	90,544	56% $	81,135	52% $	9,409	12%

Revenue increased $5.2 million, or 3%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, driven by an increase in Blend Platform revenue of $6.2 million, or 6%, offset by a decrease in Title segment revenue of $1.0 million, or 2%, which was primarily due to the lower volume of title orders. Within Blend Platform revenue, Mortgage Suite revenue decreased $4.3 million, or 6%, primarily due to the lower volume of mortgage banking transactions with our customers, the Consumer Banking Suite revenue increased $10.0 million, or 42%, primarily due to an increase in home equity transactions and incremental platform fees, an increase in attach rates of our digital closing solution, higher volume of deposit account openings, offset by lower consumer lending transactions with our customers. Professional Services revenue increased by $0.5 million, or 6%, primarily due to an increase in professional services associated with the support of our platform.

Cost of revenue decreased $4.2 million, or 6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, driven by a decrease of $3.7 million, or 9% within the Title segment, primarily due to a decrease in personnel related expenses, attributable to a decrease in headcount related to our restructuring actions, as well as the lower volume of title orders, and a decrease in Blend Platform cost of revenue of $0.5 million, or 2%, primarily due to the lower volume of mortgage banking transactions.

Gross profit increased $9.4 million, or 12% for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Gross margin was 56% for the year ended December 31, 2024 compared to 52% for the year ended December 31, 2023. Within Blend Platform segment, gross profit increased by $6.8 million, while gross margin increased to 72% for the year ended December 31, 2024 as compared to 70% for the year ended December 31, 2023. The increase in gross profit was primarily due to expanding Consumer Banking Suite revenue and lower cost of revenue as the Company continues to focus on operational efficiency. Within the Title segment, gross profit increased by $2.6 million while gross margin increased to 16% for the year ended December 31, 2024 as compared to 10% for the year ended December 31, 2023 due to ongoing cost optimizations, such as rationalization of headcount and facilities footprint.

Operating Expenses

	Year Ended December 31,					$ Change		% Change
	2024		2023					
	(In thousands)							
Operating expenses:								
Research and development	$	46,087	$	81,591	$	(35,504)		(44%)
Sales and marketing		36,049		60,130		(24,081)		(40%)
General and administrative		50,557		70,688		(20,131)		(28%)
Restructuring		7,471		24,948		(17,477)		(70%)
Total operating expenses	$	140,164	$	237,357	$	(97,193)		(41%)

Research and Development

Research and development expenses decreased $35.5 million, or 44%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a $14.9 million decrease in personnel related expenses and a $6.7 million decrease in stock-based compensation expense attributable to a decrease in headcount, in each case, related to our restructuring actions, a $12.0 million decrease due to the capitalization of internal-use software development costs, a $1.3 million decrease in software and hosting costs and a $0.4 million decrease in facilities costs.

Sales and Marketing

Sales and marketing expenses decreased $24.1 million, or 40%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a $11.7 million decrease in personnel related expenses and a $3.6 million decrease in stock-based compensation expense attributable to a decrease in headcount, in each case, related to our restructuring actions, a $4.4 million decrease in commissions, a $1.4 million decrease in advertising and promotion expenses, a $1.3 million decrease in software and hosting costs, a $0.9 million decrease in trade shows and conference costs and a $0.6 million decrease in facilities costs.

General and Administrative

General and administrative expenses decreased $20.1 million, or 28%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a $7.0 million decrease in personnel related expenses, a $4.6 million decrease in stock-based compensation expense, primarily attributable to vesting of the second tranche of Head of Blend options in 2023 and a decrease in headcount related to our restructuring actions, a $2.1 million decrease in external consulting expenses, a $1.9 million decrease in insurance expenses, a $1.7 million decrease in professional and outside services costs, a $1.7 million decrease in software and hosting costs and a $0.3 million decrease in facilities costs.

Restructuring

Restructuring expenses decreased $17.5 million, or 70%, for the year ended December 31, 2024 compared to the year ended December 31, 2023 due to the 2023 workforce reduction plans being larger than the 2024 workforce reduction plans. This decrease in workforce-related restructuring expenses was partially offset by an increase in facilities-related restructuring charges incurred for the year ended December 31, 2024. The costs related to each workforce reduction plan included cash expenditures for compensation and severance payments, executive transition costs, employee benefits, payroll taxes and related facilitation costs.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	(In thousands)			
Interest expense	$ (6,747)	$ (30,811)	$ 24,064	(78%)

Interest expense decreased $24.1 million, or 78%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to the optional prepayment of the outstanding Term Loan under the Credit Agreement in an aggregate principal amount of $85.0 million on November 27, 2023 and repayment of all remaining amounts outstanding and payable under the Credit Agreement in an aggregate amount of $146.1 million on April 29, 2024. The borrowings under the Credit Agreement accrued interest at a floating rate which could be, at our option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The effective interest rate on our Term Loan was approximately 14.55% as of April 29, 2024, the date of its termination.

Other Income (Expense), net

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	(In thousands)			
Other income (expense), net	$ 13,057	$ 7,248	$ 5,809	80%

Other income (expense), net increased $5.8 million, or 80%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to an $9.2 million gain on sale of insurance business in connection with the strategic partnership, a $4.4 million gain on investment on non-marketable equity securities due to an observable price change, offset by a $5.5 million loss on extinguishment of debt recognized in the year ended December 31, 2024 compared to a $4.0 million loss on the partial extinguishment of debt recognized in the year ended December 31, 2023, a $5.9 million decrease in interest income on our investment portfolio due to a smaller investment balance in 2024 as compared to 2023, and a $0.6 million loss on transfer of our subsidiary in India.

Income Tax Expense

	Year Ended December 31,		$ Change	% Change
	2024	**2023**		
	(In thousands)			
Income tax expense	$ (109)	$ (94)	$ (15)	16%

The decrease in income tax expense for the year ended December 31, 2024 compared to the year ended December 31, 2023 was immaterial.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through proceeds from the issuance of our stock and warrants and cash generated from the sale of our product offerings, as well as debt financing. As of December 31, 2024, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $98.5 million. Cash and cash equivalents are comprised of bank deposits and money market funds. Marketable securities are comprised of U.S. treasury and agency securities, commercial paper, and corporate debt securities. Most of our cash and cash equivalents are held in the United States.

We have generated significant losses from operations and negative cash flows from operating activities in the past as reflected in our accumulated deficit of $1,385.0 million as of December 31, 2024. We may incur operating losses in the future due to the investments that we intend to make in our business and pressures on revenue growth due to the recent macroeconomic environment, and as a result, we may require additional capital resources to grow our business.

Share Repurchase Program

In August 2024, we announced the authorization of a share repurchase program for the repurchase of shares of our Class A common stock, in an aggregate amount up to $25 million. Repurchases may be made at out discretion from time to time through open market purchases or through privately negotiated transactions subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our Class A common stock under this authorization. The share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. During the year ended December 31, 2024, we did not repurchase any of our Class A common stock under our share repurchase program. As of December 31, 2024, approximately $25 million remained authorized and available under our share repurchase program for future share repurchases. Refer to Note 11, *Stockholder's Equity,* of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, for additional information.

Preferred Stock Investment

On April 29, 2024, we entered into the Investment Agreement with Haveli and issued 150,000 shares of the Company's Series A Preferred Stock for an aggregate purchase price of $150.0 million. In connection with the issuance of the Series A Preferred Stock, we issued the Haveli Warrant to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share of Class A common stock. The Haveli Warrant is exercisable for a period of 24 months from issuance.

Credit Agreement Termination

In connection with our acquisition of Title365, on June 30, 2021, we entered into a credit agreement (as amended from time to time, the "Credit Agreement") that provided for a $225.0 million term facility and a $25.0 million revolving facility. The term facility was funded on July 1, 2021 and was fully drawn upon to provide, in part, the acquisition consideration being paid in connection with the purchase of a 90.1% interest in Title365. On November 27, 2023, we entered into the Second Amendment to the Credit Agreement (the "Second Amendment"), which, among other things, terminated the revolving facility and amended the maturity date of the term facility to provide for a springing maturity extension to June 30, 2027, in the event that certain conditions are satisfied. These conditions were not met as of the termination date of the Credit Agreement. In connection with the Second Amendment, we opted to prepay the outstanding term facility under the Credit Agreement in an aggregate principal amount of $85.0 million. In connection with the issuance of the Series A Preferred Stock, on April 29, 2024, we paid approximately $146.1 million to repay all amounts outstanding and payable under the Credit Agreement in full, and terminated the Credit Agreement.

Material Cash Requirements

After the termination of the Credit Agreement, our material cash requirements arising from known contractual and other obligations primarily relate to lease obligations for our office locations and purchase commitments.

We believe that current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on continued growth in our customer base, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, the continuing market adoption of Blend's software platform, and the effectiveness of our efforts to improve cost efficiency. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights; additionally, we may repurchase shares of our Class A common stock from time to time under our share repurchase program. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled "*Risk Factors-Risks Related to Our Business-Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.*"

Cash Flows

The following table summarizes our cash flows for the periods indicated:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Net cash used in operating activities	$ (13,044)	$ (127,621)	$ (190,418)
Net cash provided by investing activities	45,395	127,306	99,431
Net cash (used in) provided by financing activities	(21,062)	(90,958)	2,220
Effect of exchange rates on cash, cash equivalents, and restricted cash	(5)	(31)	(116)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 11,284	$ (91,304)	$ (88,883)

Cash Used in Operating Activities

Our largest source of operating cash is cash collections from our customers, and our primary uses of cash in operations are for employee-related expenditures, sales and marketing expenses, and third-party hosting costs.

Net cash used in operating activities for the years ended December 31, 2024 and 2023 was $13.0 million and $127.6 million, respectively. The decrease in cash used in operations reflects our net loss adjusted for noncash items, such as charges associated with stock-based compensation, depreciation and amortization, gain on investment in equity securities, amortization of deferred contract costs, amortization of operating lease right-of-use assets, and amortization of debt discount and issuance costs on our long-term debt, loss on debt extinguishment, gain on sale of insurance business, and changes in operating assets and liabilities. Fluctuations in operating assets and liabilities are affected primarily by changes in trade and other receivables, prepaid expenses and other current assets, accrued compensation, deferred revenue, accounts payable and other liabilities.

Cash Provided by Investing Activities

Net cash provided by investing activities during the year ended December 31, 2024 was $45.4 million, which was primarily due to sales of marketable securities of $100.3 million and maturities of marketable securities of $53.2 million, $9.1 million proceeds from sale of insurance business, offset by $102.0 million used in the purchase of marketable securities, an investment via issuance of note receivable of $5.0 million and $9.8 million in additions of property and equipment, primarily related to capitalized internal-use software development costs.

Net cash provided by investing activities during the year ended December 31, 2023 was $127.3 million, which was primarily due to maturities of marketable securities of $310.5 million, sale of marketable securities of $56.0 million, partially offset by $236.1 million used in purchases of marketable securities, an investment via issuance of note receivable of $2.5 million, and property and equipment purchases of $0.6 million.

Cash Used in Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was $21.1 million, primarily consisting of $144.5 million repayment of long-term debt, $9.5 million payment of issuance costs related to the Series A Preferred Stock and the Haveli Warrant, payment of taxes related to net share settlement of equity awards of $18.1 million, offset by $149.4 million proceeds from the issuance of Series A Preferred Stock and the Haveli Warrant, and proceeds from the exercises of stock options of $1.7 million.

Net cash used in financing activities for the year ended December 31, 2023 was $91.0 million, primarily consisting of partial repayment of long-term debt principal of $85.1 million and payment of taxes related to net share settlement of equity awards of $6.2 million.

Contingent Obligations

We administer escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and/or undisbursed amounts received for settlement of mortgage and home equity loans. Cash held for these purposes was approximately $6.1 million, net of outstanding checks in transit of $33.8 million as of December 31, 2024. These funds are not considered assets of ours and, therefore, are not included in our consolidated balance sheet; however, we are contingently liable for the disposition of these funds on behalf of consumers.

As of December 31, 2024, we did not have any other relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.


Critical Accounting Estimates


Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with the U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows could be affected.

We believe that of our significant accounting policies, which are described further in Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, the following accounting estimates involve a greater degree of judgment and complexity. Accordingly, these are the estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

In our Blend Platform segment, we generate revenue from fees paid by our customers to access our platform, to complete mortgage and consumer banking transactions on our software platform, access Blend Builder, and, to a lesser extent, from professional services and premier support. In our Title segment, we generate revenue from digitally-enabled and traditional title insurance services, where we earn fees for placing and binding title insurance policies with third-party underwriters, and from escrow and other trustee services where we earn fees from managing the closing of real estate transactions.

In the Blend Platform segment, our customers have the ability to access our platform under subscription arrangements, consumption arrangements, or usage-based arrangements. We recognize fees for subscription arrangements ratably over the non-cancelable contract term and for consumption and usage-based arrangements as the completed transactions are processed using our platform.

In our subscription arrangements, the customers commit to a minimum number of completed transactions at specified prices over the contract term. We believe the area we apply the most critical judgment in our revenue recognition relates to determination of the transaction price, and specifically, the estimation of variable consideration in our subscription arrangements. The variable consideration relates to the estimated overage fees we expect to earn over the non-cancelable contract term, which is included in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating overage fees in subscription arrangements, we consider our historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions.

The estimated variable consideration is sensitive to the inputs, judgements, and assumptions made by us. Although we believe that our approach to developing estimates of variable consideration is reasonable, actual results could differ, and we may be exposed to increases or decreases in revenue that could be material.

Stock-Based Compensation

We measure and recognize our stock-based compensation based on estimated fair values for all stock awards, which include stock options, RSUs and PSUs. We recognize stock-based compensation expense for stock options and RSUs that vest only based upon the satisfaction of a service condition on a straight-line basis over the requisite service period, which is generally the vesting period. We recognize stock-based compensation expense for PSUs that vest based upon the satisfaction of a market condition on a straight-line basis over the derived service period. We account for forfeitures as they occur.

We believe the area we apply the most critical judgment in recognition of our stock-based compensation relates to the valuation of stock option awards and PSUs. We use the Black-Scholes-Merton option pricing model to determine the grant date fair value of the stock options and the Monte Carlo simulation to determine the grant date fair value of the PSUs. The assumptions used to determine the fair value of these awards, such as the risk-free interest rate, expected volatility of our stock price, and expected life of the award, represent our estimates, which involve inherent uncertainties and the application of management's judgment.

Certain stock options granted to our Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition and performance-based market conditions. The first tranche of the award, which vested upon completion of the IPO, was valued using the Black-Scholes-Merton option pricing model. The remaining tranches were valued using a Monte Carlo simulation model, and will vest upon achievement of performance goals tied to our stock price hurdles with specified expiration dates for each tranche.

Recent Accounting Pronouncements

Refer to Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:

Interest Rate Risk

We had cash and cash equivalents of $42.2 million and marketable securities and other investments of $56.2 million as of December 31, 2024, which consisted of bank deposits, money market funds, U.S. treasury and agency securities and commercial paper. The cash and cash equivalents are held primarily for working capital purposes. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points change in interest rates during any of the periods presented would not have had a material impact on our investments. On April 29, 2024, we repaid in full all amounts outstanding and payable under the Term Loan.

Inflation Risk

Inflationary factors such as increases in overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of revenue, if the selling prices of our products do not increase with these increased costs.

ITEM 8. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Blend Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blend Labs, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), of redeemable noncontrolling interest, series A redeemable convertible preferred stock, and stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements").
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 13, 2025

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Blend Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations and comprehensive income (loss), consolidated statement of redeemable noncontrolling interest, series A redeemable convertible preferred stock and stockholders' equity and cash flows of Blend Labs, Inc. and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements").
In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2019 to 2022.

San Francisco, California
March 16, 2023, except for Notes 1, 3 and 17 as to which the date is March 14, 2024.

Blend Labs, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

		December 31, 2024		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	42,243	$	30,962
Marketable securities and other investments		56,233		105,960
Trade and other receivables, net of allowance for credit losses of $80 and $149, respectively		17,365		18,345
Prepaid expenses and other current assets		19,329		14,569
Total current assets		135,170		169,836
Property and equipment, net		12,321		3,945
Operating lease right-of-use assets		1,469		8,565
Intangible assets, net		2,081		2,108
Deferred contract costs		2,868		2,453
Other non-current assets		24,103		19,158
Total assets	$	178,012	$	206,065
Liabilities, redeemable equity and stockholders' equity				
Current liabilities:				
Accounts payable	$	2,417	$	2,170
Deferred revenue		19,240		8,984
Accrued compensation		3,976		5,562
Other current liabilities		13,316		14,858
Total current liabilities		38,949		31,574
Operating lease liabilities, non-current		801		6,982
Other non-current liabilities		580		2,228
Debt, non-current, net		-		138,334
Total liabilities		40,330		179,118
Commitments and contingencies (Note 8)				
Redeemable noncontrolling interest		52,375		46,190
Series A redeemable convertible preferred stock, par value $0.00001 per share: 200,000 shares authorized as of December 31, 2024 and 2023, 150 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively (Note 10)		141,663		-
Stockholders' equity:				
Class A, Class B and Class C Common Stock, par value $0.00001 per share: 3,000,000 (Class A 1,800,000, Class B 600,000, Class C 600,000) shares authorized as of December 31, 2024 and 2023; 258,173 (Class A 254,426, Class B 3,747, Class C 0) and 249,910 (Class A 240,262, Class B 9,648, Class C 0) shares issued and outstanding as of December 31, 2024 and 2023, respectively		2		2
Additional paid-in capital		1,328,015		1,321,944
Accumulated other comprehensive loss		602		441
Accumulated deficit		(1,384,975)		(1,341,630)
Total stockholders' equity		(56,356)		(19,243)
Total liabilities, redeemable equity and stockholders' equity	$	178,012	$	206,065

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenue						
Software platform	$	106,914	$	101,204	$	113,589
Professional services		8,848		8,345		7,835
Title		46,257		47,297		113,777
Total revenue		162,019		156,846		235,201
Cost of revenue						
Software platform		23,107		22,025		30,706
Professional services		9,434		11,065		15,504
Title		38,934		42,621		99,340
Total cost of revenue		71,475		75,711		145,550
Gross profit		90,544		81,135		89,651
Operating expenses:						
Research and development		46,087		81,591		138,094
Sales and marketing		36,049		60,130		85,248
General and administrative		50,557		70,688		139,120
Amortization of acquired intangible assets		-		-		8,411
Impairment of intangible assets and goodwill		-		-		449,680
Restructuring		7,471		24,948		15,275
Total operating expenses		140,164		237,357		835,828
Loss from operations		(49,620)		(156,222)		(746,177)
Interest expense		(6,747)		(30,811)		(24,790)
Other income (expense), net		13,057		7,248		4,916
Loss before income taxes		(43,310)		(179,785)		(766,051)
Income tax (expense) benefit		(109)		(94)		2,241
Net loss		(43,419)		(179,879)		(763,810)
Less: Net loss attributable to noncontrolling interest		74		1,186		43,638
Net loss attributable to Blend Labs, Inc.		(43,345)		(178,693)		(720,172)
Less: Accretion of redeemable noncontrolling interest to redemption value		(6,259)		(6,627)		(48,438)
Less: Accretion of Series A redeemable convertible preferred stock to redemption value		(10,879)		-		-
Net loss attributable to Blend Labs, Inc. common stockholders	$	(60,483)	$	(185,320)	$	(768,610)
Net loss per share attributable to Blend Labs, Inc. common stockholders:						
Basic and diluted	$	(0.24)	$	(0.76)	$	(3.28)
Weighted average shares used in calculating net loss per share:						
Basic and diluted		253,921		245,206		234,161
Comprehensive loss:						
Net loss	$	(43,419)	$	(179,879)	$	(763,810)
Unrealized gain (loss) on marketable securities		87		1,030		(135)
Foreign currency translation gain		74		119		235
Comprehensive loss		(43,258)		(178,730)		(763,710)
Less: Comprehensive loss attributable to noncontrolling interest		74		1,186		43,638
Comprehensive loss attributable to Blend Labs, Inc.	$	(43,184)	$	(177,544)	$	(720,072)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock, and Stockholders' Equity

(In thousands)

	Year Ended December 31, 2024								
	Redeemable Noncontrolling Interest	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount	Shares	Amount				
Balances as of December 31, 2023	$ 46,190	-	$ -	249,910	$ 2	$1,321,944	$ 441	$ (1,341,630)	$ (19,243)
Issuance of common stock upon exercise of stock options, net of repurchases	-	-	-	961	-	1,658	-	-	1,658
Vesting of early exercised stock options	-	-	-	-	-	363	-	-	363
Vesting of restricted stock units	-	-	-	12,107	-	-	-	-	-
Shares withheld related to net share settlement of equity awards	-	-	-	(4,805)	-	(18,115)	-	-	(18,115)
Stock-based compensation	-	-	-	-	-	30,192	-	-	30,192
Unrealized gain on investments in marketable securities	-	-	-	-	-	-	87	-	87
Foreign currency translation gain	-	-	-	-	-	-	74	-	74
Accretion of redeemable noncontrolling interest to redemption value	6,259	-	-	-	-	(6,259)	-	-	(6,259)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs	-	150	130,784	-	-	-	-	-	-
Issuance of the Haveli Warrant in connection with the Series A redeemable convertible preferred stock	-	-	-	-	-	9,111	-	-	9,111
Accretion of Series A redeemable convertible preferred stock to redemption value	-	-	10,879	-	-	(10,879)	-	-	(10,879)
Net loss	(74)	-	-	-	-	-	-	(43,345)	(43,345)
Balances as of December 31, 2024	$ 52,375	150	$141,663	258,173	$ 2	$1,328,015	$ 602	$ (1,384,975)	$ (56,356)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock and Stockholders' Equity
(Continued)
(In thousands)

	Year Ended December 31, 2023						
	Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount				
Balances as of December 31, 2022	$ 40,749	240,931	$ 2	$1,286,815	$ (708)	$ (1,162,937)	$ 123,172
Issuance of common stock upon exercise of stock options, net of repurchases	-	274	-	460	-	-	460
Vesting of early exercised stock options	-	-	-	1,446	-	-	1,446
Vesting of restricted stock units	-	13,531	-	-	-	-	-
Shares withheld related to net share settlement of equity awards	-	(4,826)	-	(6,171)	-	-	(6,171)
Stock-based compensation	-	-	-	46,021	-	-	46,021
Unrealized gain on investments in marketable securities	-	-	-	-	1,030	-	1,030
Foreign currency translation gain	-	-	-	-	119	-	119
Accretion of redeemable noncontrolling interest to redemption value	6,627	-	-	(6,627)	-	-	(6,627)
Net loss	(1,186)	-	-	-	-	(178,693)	(178,693)
Balances as of December 31, 2023	$ 46,190	249,910	$ 2	$1,321,944	$ 441	$ (1,341,630)	$ (19,243)

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Redeemable Noncontrolling Interest, Series A Redeemable Convertible Preferred Stock and Stockholders' Equity
(Continued)
(In thousands)

	Year Ended December 31, 2022						
	Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount				
Balances as of December 31, 2021	$ 35,949	230,324	$ 2	$1,218,213	$ (808)	$ (442,765)	$ 774,642
Issuance of common stock upon exercise of stock options, net of repurchases	-	2,706	-	3,548	-	-	3,548
Vesting of early exercised stock options	-	-	-	4,060	-	-	4,060
Vesting of restricted stock units	-	7,901	-	-	-	-	-
Stock-based compensation	-	-	-	109,702	-	-	109,702
Unrealized loss on investments in marketable securities	-	-	-	-	(135)	-	(135)
Foreign currency translation gain	-	-	-	-	235	-	235
Accretion of redeemable noncontrolling interest to redemption value	48,438	-	-	(48,438)	-	-	(48,438)
Other	-	-	-	(270)	-	-	(270)
Net loss	(43,638)	-	-	-	-	(720,172)	(720,172)
Balances as of December 31, 2022	$ 40,749	240,931	$ 2	$1,286,815	$ (708)	$ (1,162,937)	$ 123,172

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net loss	$ (43,419)	$ (179,879)	$ (763,810)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	28,077	46,021	109,702
Depreciation and amortization	2,289	2,464	10,766
Impairment of intangible assets and goodwill	-	-	449,680
Amortization of deferred contract costs	1,068	2,979	4,638
Amortization of debt discount and issuance costs	690	2,968	3,058
Amortization of operating lease right-of-use assets	2,530	3,296	3,650
Accelerated amortization of right-of-use asset in connection with lease abandonment	2,992	-	-
Gain on investment in equity securities	(4,417)	-	(2,884)
Loss on extinguishment of debt	5,476	3,970	-
Gain on sale of insurance business	(9,213)	-	-
Release of valuation allowance and change in deferred taxes	-	-	(2,864)
Other	(1,009)	(5,187)	2,129
Changes in operating assets and liabilities:			
Trade and other receivables	918	4,274	12,289
Prepaid expenses and other assets, current and non-current	(1,060)	2,048	9,374
Deferred contract costs, non-current	(415)	(762)	2,487
Accounts payable	(67)	910	(4,900)
Deferred revenue	10,256	289	627
Accrued compensation	(1,959)	(4,497)	(8,081)
Operating lease liabilities	(4,585)	(4,012)	(3,888)
Other liabilities, current and non-current	(1,196)	(2,503)	(12,391)
Net cash used in operating activities	(13,044)	(127,621)	(190,418)
Investing activities			
Purchases of marketable securities	(102,030)	(236,079)	(145,543)
Sale of available-for-sale securities	100,327	56,022	6
Maturities of marketable securities	53,150	310,450	247,036
Additions to property, equipment and internal-use software development costs	(9,844)	(587)	(2,068)
Other	(283)	-	-
Proceeds from sale of insurance business	9,075	-	-
Investment in note receivable	(5,000)	(2,500)	-
Net cash provided by investing activities	45,395	127,306	99,431
Financing activities			
Proceeds from exercises of stock options, including early exercises, net of repurchases	1,658	268	2,611
Taxes paid related to net share settlement of equity awards	(18,115)	(6,171)	-
Repayment of long-term debt	(144,500)	(85,055)	-
Net proceeds from the issuance of the Series A redeemable convertible preferred stock and the Haveli Warrant	149,375	-	-
Payment for issuance costs related to the Series A redeemable convertible preferred stock and the Haveli Warrant	(9,480)	-	-
Proceeds from initial public offering, net of underwriters' fees and issuance costs	-	-	(391)
Net cash (used in) provided by financing activities	(21,062)	(90,958)	2,220
Effect of exchange rates on cash, cash equivalents, and restricted cash	(5)	(31)	(116)
Net increase (decrease) in cash, cash equivalents, and restricted cash	11,284	(91,304)	(88,883)
Cash, cash equivalents, and restricted cash at beginning of period	38,253	129,557	218,440
Cash, cash equivalents, and restricted cash at end of period	$ 49,537	$ 38,253	$ 129,557
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets:			
Cash and cash equivalents	$ 42,243	$ 30,962	$ 124,199
Restricted cash	7,294	7,291	5,358
Total cash, cash equivalents, and restricted cash	$ 49,537	$ 38,253	$ 129,557
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 76	$ 107	$ 276
Cash paid for interest	$ 6,150	$ 27,814	$ 25,056
Supplemental disclosure of non-cash investing and financing activities:			
Vesting of early exercised stock options	$ 363	$ 1,446	$ 4,060
Operating lease liabilities arising from obtaining new or modified right-of-use assets	$ 1,151	$ 327	$ 605
Stock-based compensation included in capitalized internal-use software development costs	$ 2,450	$ -	$ -
Accretion of redeemable noncontrolling interest to redemption value	$ 6,259	$ 6,627	$ 48,438
Accretion of Series A redeemable convertible preferred stock to redemption value	$ 10,879	$ -	$ -
Covered Warrant received in connection with strategic partnership and sale of insurance business	$ 222	$ -	$ -
Capitalized internal-use software development costs included in accrued compensation	$ 155	$ -	$ -

See accompanying notes to consolidated financial statements

Blend Labs, Inc.
Notes to Consolidated Financial Statements

1.
Description of Business and Basis of Presentation

Description of Business

Blend Labs, Inc. (the "Company," "Blend," "we," "us," or "our") was incorporated on April 17, 2012. The Company offers a cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for banking products. The Company's solutions make the journey from application to close fast, simple, and transparent for consumers, while helping financial services firms increase productivity, deepen customer relationships, and deliver exceptional consumer experiences.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Blend Labs, Inc. and its subsidiaries in which the Company holds a controlling financial interest. Noncontrolling interest represents the minority stockholder's share of the net income or loss and equity in a consolidated subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Changes in Financial Statement Presentation, Revenue Disaggregation and Segment Composition

In 2023, the Company changed the presentation of revenue and cost of revenue on the consolidated statements of operations and comprehensive income (loss), by disaggregating each caption into the categories of software platform, professional services, and title, in order to provide the financial statement users with greater visibility into the composition of these accounts.

In 2023, the Company changed its reporting segments to align with how the Company's Chief Operating Decision Maker ("CODM") reviews financial information in order to allocate resources and assess performance. As the result of this change, the Company's digitally-enabled title component (previously referred to as "software-enabled" title component) was reclassified from the Blend Platform segment to Title segment (previously referred to as "Title365" segment).

In 2023, the Company changed the presentation of its disaggregated revenue within the notes to the consolidated financial statements, to align with the change in how the CODM reviews financial information. This change was driven by the introduction of Blend Builder, which gives customers the ability to build custom solutions or configure workflows with pre-built solutions such as Instant Home Equity, Deposit Accounts, Credit Cards, and others. Within the new disaggregation, Mortgage Suite revenue represents revenue related to mortgage transactions processed through the Company's software platform, ancillary product revenue related to mortgage transactions, and marketplace revenue (property and casualty insurance). Consumer Banking Suite revenue represents revenue related to the Company's consumer banking products including personal loans, credit cards, deposit accounts, and home equity, including ancillary product revenue related to consumer banking transactions. Professional Services revenue represents revenue related to the deployment of the Company's software platform, client support and consulting services. Title revenue represents revenue related to title (traditional and digitally-enabled), escrow and other closing and settlement services provided by the Title segment.

Prior period amounts have been reclassified to conform to current period presentation.

Reclassification

Certain prior periods amounts have been reclassified to conform to the current period's presentation. None of these reclassifications had a material impact on the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Actual results may differ from those estimates. Such estimates include, but are not limited to, estimates of variable consideration, evaluation of contingencies, determination of the incremental borrowing rates used in calculations of lease liabilities, determination of fair values of stock-based compensation, determination of fair value of marketable securities, determination of the fair value of each of the Series A Preferred Stock and the Haveli Warrant, determination of fair values of assets transferred and performance obligations committed to under the strategic partnership agreement, assessment of expected credit losses on notes receivable, valuation of deferred tax assets, valuation of acquired intangible assets, valuation of the redeemable noncontrolling interest, determination of useful lives of tangible and intangible assets and capitalized internal-use software development costs, assessment of impairment of long-lived assets, and valuation of equity securities without readily determinable fair value.

Risks and Uncertainties

The Company has been and may continue to be affected by various macroeconomic factors, including interest rate environment, housing affordability, and worldwide political and economic conditions. The global financial markets have recently experienced extreme volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, rising interest rates, inflation, increases in unemployment rates and uncertainty about economic stability. The real estate environment, including interest rates and the general economic environment, typically impacts the demand for mortgage and mortgage related products. Increases in interest rates due to efforts by the U.S. Federal Reserve (the "Federal Reserve") to manage rising inflation, combined with ongoing supply constraints, have resulted in a decline in mortgage origination activity. The demand for mortgage and mortgage related products continues to be sensitive to these factors, and any material changes in Federal Reserve policy, interest rates or housing supply are expected to impact overall origination activity levels during 2025.

The Company's operations are principally funded by available liquidity from cash, cash equivalents and investments. The Company has incurred net losses in each period since inception, and its limited operating history in an evolving industry makes it difficult to accurately forecast the impact of macroeconomic or other external factors on its business and may increase the risk that the Company may not be able to achieve or maintain profitability in the future, or otherwise suffers adverse impacts on its operational and financial results.

2.
Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company places its cash with high credit quality and federally insured institutions. Cash with any one institution may be in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes the exposure to credit risk is not significant. The Company considers all highly liquid investments with an original maturity date of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024 and 2023, cash and cash equivalents consisted of cash, money market accounts, and highly liquid investments with original maturities less than 90 days. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value due to the short-term nature of the investments.

Restricted Cash

The Company has classified cash that is not available for use in its operations as restricted cash. Restricted cash consists primarily of collateral for letters of credit related to security deposits for the Company's office facility lease arrangements and collateral for surety bonds related to the Title segment. As of December 31, 2024, the Company had restricted cash of $
7.3 million, of which $5.0 million was presented within prepaid expenses and other current assets and $2.3 million was presented within other non-current assets on the consolidated balance sheets. As of December 31, 2023, the Company had restricted cash of $7.3 million, all of which was presented within other non-current assets on the consolidated balance sheets.

Trade and Other Receivables and Credit Loss Reserves

The Company reports trade and other receivables net of the allowance for credit losses, in accordance with Accounting Standards Codification ("ASC") 326, Financial Instruments-Credit Losses. ASC 326 requires an entity to recognize an allowance that reflects the entity's current estimate of credit losses expected to be incurred over the life of the financial instrument. The Company's estimate of expected credit losses is determined based on expected lifetime loss rates calculated from historical data and adjusted for the impact of current and future conditions, such as the age of outstanding receivables, historical payment patterns, any known or expected changes to the customers' ability to fulfill their payment obligations, or assessment of broader economic conditions that may impact the customers' ability to pay the outstanding balances. As of each of December 31, 2024 and 2023, the reserve for expected credit losses was immaterial. The provision for expected credit losses and the uncollectible portion of the receivables written off against reserve for expected credit losses were immaterial for the years ended December 31, 2024 and 2023.

Marketable Securities

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company's policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

Available-for-sale securities are carried at fair value, with the change in unrealized gains and losses reported as a separate component on the consolidated statements of comprehensive income until realized. Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of the excess, if any, is caused by expected credit losses. Expected credit losses on securities are recognized in other income (expense), net on the consolidated statements of operations and comprehensive income (loss), and any remaining unrealized losses are included in accumulated other comprehensive loss in stockholders' equity. For the purposes of computing realized and unrealized gains and losses, the cost of securities is based on the specific-identification method. Interest on securities classified as available for sale is included as a component of investment income within other income (expense), net. The Company does not measure an allowance for credit losses on accrued interest receivable and recognizes interest receivable write offs as a reversal of interest income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance and repairs are evaluated to determine whether they are capitalizable or should be expensed as incurred. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from their respective accounts.

Capitalized Internal-Use Software

The Company capitalizes certain costs incurred in the development of its platform and product offerings when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project, and (iii) it is probable that the project will be completed and the software will be used to perform the function intended. These capitalized costs include personnel and related expenses, including stock-based compensation, for employees who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases and amortization commences once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the existing software are capitalized, while the costs incurred for minor modifications, as well as training and maintenance are expensed as incurred. The capitalized internal-use software development costs are reported in property and equipment, net, in the consolidated balance sheets. The Company does not transfer ownership of its software, license, or lease the software to third parties. Capitalized internal-use software development costs are amortized using the straight-line method through cost of revenue over an estimated useful life of the software, as the straight-line recognition method best approximates the manner in which the expected benefit will be derived as follows:

Application	3 years
Integration	4 years
Platform	5 years

Leases

The Company measures lease liabilities based on the present value of the total lease payments not yet paid discounted based on the Company's incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The lease liability also includes expected renewal or termination options, if the option is reasonably certain to be exercised. The Company measures right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. The Company's leases do not provide a readily determinable implicit interest rate and the Company uses its incremental borrowing rate to measure the lease liability and corresponding right-of-use asset. The incremental borrowing rate is a fully collateralized rate that considers the Company's credit rating, market conditions, and the term of the lease. The Company accounts for all components in a lease arrangement as a single combined lease component and begins to recognize lease expense when the lessor makes the underlying asset available to the Company. For short-term leases, the Company records rent expense in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term and records variable lease payments as incurred. The Company has no finance leases.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, such as property and equipment and capitalized software development costs, whenever events or changes in circumstances occur that could impact the recoverability of the asset group to which the assets relate. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred during the application development stage under cloud computing arrangements that are service contracts in accordance with ASC 350-40, *Internal-Use Software*. The capitalized costs are presented within prepaid expenses and other current assets on the consolidated balance sheets and expensed over the term of the related hosting arrangement service period.

Investment in Non-Marketable Equity Securities

Investment in non-marketable equity securities without readily determinable fair values is recorded at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar investment of the same issuer. During the year ended December 31, 2024, the Company recognized a $4.4 million gain as the result of an adjustment to the carrying value of the non-marketable security to reflect observable price changes. The Company determined the adjustment by measuring the security at fair value using the option pricing model ("OPM") as of the date the observable transaction occurred. Observable transactions, such as the issuance of new equity by an investee, are indicators of investee enterprise value and are used to estimate the fair value of the Company's investment in the equity security. An OPM is utilized to allocate value to the various classes of securities of the investee, including classes owned by the Company. Such information, available to the Company from the investee entity, is supplemented with the Company's estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds. The inputs to valuation techniques used to measure fair value of the Company's non-marketable equity security are classified as Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Refer to Note 6, *Significant Balance Sheet Components,* for further information. There were no observable price changes for the year ended December 31, 2023. During the year ended December 31, 2022, the Company recognized a $2.9 million gain as the result of an adjustment to the carrying value of the non-marketable security to reflect observable price changes.

At each reporting date, the Company performs a qualitative assessment to evaluate the investment for impairment. If the qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, the carrying amount of the investment is reduced to its fair value. Any adjustments to carrying value based on observable price changes and impairment charges are recorded in other income (expense), net on the consolidated statements of operations and comprehensive income (loss) and the investment is presented within other non-current assets on the consolidated balance sheets.

Investment in Notes Receivable

Investment in notes receivable represents an investment in a privately-held company via convertible promissory notes that are accounted for under ASC 310, *Receivables,* at cost basis, less impairment. At each reporting date, the Company evaluates the collectability of the notes receivable in accordance with ASC 326, *Financial Instruments-Credit Losses.* The notes receivable are presented within other non-current assets on the consolidated balance sheets. Refer to Note 6, *Significant Balance Sheet Components*, for further information.

Business Combinations

The Company accounts for acquisitions in accordance with ASC 805, *Business Combinations*. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquired business are recognized and measured as of the acquisition date at fair value, which is based on best estimates and assumptions as of the acquisition date. Such estimates are inherently uncertain and subject to refinement. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquired business exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Transaction costs directly attributable to the acquisition are expensed as incurred. Upon acquisition, the accounts and results of operations of the acquired business are consolidated as of and subsequent to the acquisition date.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred in a business combination over the aggregate fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather tested for impairment annually, or more frequently, if events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

Acquired intangible assets are recorded at their estimated fair value at the date of acquisition. Determination of the fair value of the acquired customer relationships and licenses involves significant estimates and assumptions related to revenue forecasts, discount rates, customer attrition rates, and replacement costs. Determination of estimated useful lives of intangible assets requires significant judgment, and the Company regularly evaluates whether events and circumstances have occurred that indicate the useful lives of finite-lived intangible assets may warrant revision. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Due to a decline in economic and market conditions in 2022, the Company determined that triggering events that indicate the assets should be evaluated for impairment occurred and performed a quantitative impairment analysis, which resulted in a full impairment of goodwill and the acquired customer relationship intangible assets. Refer to Note 5, *Intangible Assets*, for further information.

Redeemable Noncontrolling Interest

The Company's 90.1% ownership of Title365 results in recognition of 9.9% noncontrolling interest, which represents the minority stockholder's share of the net income and equity in Title365. The Title365 stockholders agreement includes a provision whereby the Company has a call option to purchase the 9.9% noncontrolling interest at a purchase price equal to the greater of (1) $49.5 million plus an amount of interest calculated using an interest rate of 5.0% per annum compounding annually; or (2) 4.4 multiplied by the trailing 12-month EBITDA multiplied by the noncontrolling interest ownership percentage (the "Title365 Call Option"). The Title365 Call Option became exercisable on June 30, 2023. The noncontrolling interest holder also holds an option to compel the Company to purchase the remaining 9.9% noncontrolling interest at a price calculated in the same manner as the Title365 Call Option (the "Title365 Put Option"). The Title365 Put Option is exercisable beginning 5 years following the acquisition closing date. Neither the Title365 Call Option nor the Title365 Put Option have an expiration date. However, pursuant to the Title365 stockholders agreement, the Company also has certain bring-along rights that it can exercise under certain circumstances, which may result in the Title365 Put Option being extinguished. As the Title365 Put Option is not solely within the Company's control, the Company classified this interest as redeemable noncontrolling interest ("RNCI") within the mezzanine equity section of the consolidated balance sheets. The RNCI is accreted to the redemption value under the interest method from the acquisition date through the date the Title365 Put Option becomes exercisable. At each balance sheet date, the RNCI is reported at the greater of the initial carrying amount adjusted for the RNCI's share of earnings or losses and other comprehensive income or loss, or its accreted redemption value. The changes in the redemption amount are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net loss per share under the two-class method as being akin to a dividend. As of December 31, 2024 and 2023, the redemption amount of the Title365 Put Option as if it was currently redeemable was $58.7 million and $55.9 million, respectively.

Series A Preferred Stock

On April 29, 2024, the Company entered into an Investment Agreement (the "Investment Agreement") with Haveli Brooks Aggregator, L.P. ("Haveli") and issued 150,000 shares of the Company's Series A Preferred Stock. The Series A Preferred Stock is classified as mezzanine equity due to the redemption features that are not solely within the Company's control. The Series A Preferred Stock is accreted to its maximum redemption value over the seven year term, using the effective interest method. The increases in the redemption amount are recorded with corresponding adjustments against additional paid-in capital, in the absence of retained earnings. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net loss per share under the two-class method as being akin to a dividend, by reducing the income (or increasing the loss) attributable to common stockholders. The Series A Preferred Stock is a participating security for purposes of applying the two-class method when calculating earnings per share in periods of net income. Refer to Note 15, *Net Loss per Share*, for further information.

Debt and Debt Issuance Costs

The carrying value of the Company's term loan is presented net of debt issuance costs and discount relating to the issuance of preferred stock warrant. These costs are amortized as a non-cash component of interest expense using the effective interest method over the term of the loan. Unamortized debt issuance costs that exist upon the extinguishment of debt are expensed proportionally to the amount of debt extinguished and the resulting loss on extinguishment is presented within other income (expense), net on the consolidated statement of operations and comprehensive income (loss). On April 29, 2024, in connection with the issuance of the Series A Preferred Stock, the Company paid approximately $146.1 million to repay all amounts outstanding and payable under the Credit Agreement, including the exit fee of $4.5 million, and terminated the Credit Agreement. Refer to Note 9, *Debt Financing*, for further information.

Segment Information

The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the CODM evaluates the results and allocates the Company's resources.

The Company's operations are organized into two reportable segments: Blend Platform and Title. In March 2023, the Company introduced Blend Builder, which gives customers the ability to easily configure or build custom workflows from a prebuilt set of components. In connection with this development, the Company changed the reporting segments, so that the composition of the Title segment included the Company's digitally-enabled title component. This segment reporting change reflects a corresponding change in how the CODM reviews financial information in order to allocate resources and assess performance. The comparative prior period amounts have been reclassified to conform to current period presentation.

Revenue Recognition

Overview

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires the Company to recognize revenue upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If consideration promised in a contract includes a variable amount, for example, overage fees, credits, price concessions or incentives, the Company includes an estimate of the amount it expects to receive only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company determines the amount of revenue to be recognized through the application of the following five-step model:

- Identification of the contract, or contracts, with a customer - A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance, and (iii) it is determined that collection of substantially all consideration for services that are transferred is probable based on the customer's intent and ability to pay the promised consideration when it is due.

- Identification of the performance obligations in the contract - Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct within the context of the contract, whereby the transfer of the services is separately identifiable from the other promises in the contract. To the extent that a contract includes multiple promised services, the Company applies judgment to determine whether promised services are capable of being distinct and distinct within the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The Company has concluded that promised services included in its contracts with multiple performance obligations are distinct.

- Determination of the transaction price - The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in subscription arrangements, the Company considers historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Revenue is presented net of any taxes collected from customers and remitted to governmental authorities.

- Allocation of the transaction price to the performance obligations in the contract - The Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised service separately to a customer. In instances where the Company does not sell or price a service separately, the Company estimates the SSP by considering available information such as market conditions, internally approved pricing guidelines, and the underlying cost of delivering the performance obligation. Judgment is required to determine the SSP for each distinct performance obligation.

- Recognition of revenue when the performance obligation is satisfied - For each performance obligation identified, the Company determines at contract inception whether it satisfies the performance obligation over time or at a point in time.

Blend Platform

The Company delivers its cloud-based software platform as a service. The Company's arrangements do not provide the customers with a contractual right to take possession of the Company's cloud-based software products at any point in time.

In 2023, the Company introduced a consumption-based pricing model for mortgage-related and consumer banking products to better meet the needs of its customers. With the consumption-based pricing model, customers typically enter into one to three year arrangements ("consumption-based arrangements") that include a fixed annual commitment, which represents a portion of a customer's expected annual usage that is consumed at specified prices for each product. Under consumption-based arrangements, the Company typically bills its customers quarterly, semi-annually, or annually in advance of their consumption. To the extent customers consume completed transactions in excess of the pre-purchased amount, they are charged for their incremental usage billed as overages monthly in arrears. Consumption-based arrangements typically permit customers to rollover any unused amount to the subsequent renewal year, generally on the commitment to pre-purchase additional consumption. Therefore, under consumption-based arrangements, the nature of the Company's promise to customers is to provide a specified quantity of services. Consumption-based arrangements are generally non-cancelable during the contract term.

The Company also offers usage-based arrangements, in which customers pay a variable amount for completed transactions at specified prices. Under the usage-based arrangements, the Company bills its customers for completed transactions monthly in arrears. The Company recognizes revenue under these arrangements as customers consume completed transactions, such as funded loan, new account opening, or closing transaction. Completed transaction fees for mortgage-related and consumer banking products, including ancillary products (e.g., income verification and close products), are determined by the number and type of software platform components that are needed to support each product offering. Usage-based arrangements generally can be terminated at any time by the customer.

The Company continues to recognize revenue generated from subscription arrangements where customers pay fees for the ability to access the Company's platform. Under subscription-based arrangements, customers commit to a minimum number of completed transactions at specified prices over the contract term. For subscription-based arrangements, the Company estimates variable consideration, which takes into account historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer's contracted minimum number of completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Subscription arrangements are generally non-cancelable during the contract term and do not provide the contractual right to take possession of the software at any point in time. The Company begins recognizing revenue when access to the platform is provisioned to customers for an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Access to the platform represents a series of distinct services as the Company continually provides access to the platform, fulfills its obligation to the customer over the non-cancelable contractual term, and the customer receives and consumes the benefit of the platform throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. Under its subscription arrangements, the Company typically bills customers for any committed amounts quarterly, semi-annually or annually in advance and for overages beyond a customer's contracted minimum number of completed transactions on a monthly or quarterly basis in arrears. The Company recognizes fees for subscription arrangements ratably over the non-cancelable contract term of the arrangement as subscription services are provided.

Certain customer contracts also include access to the Blend Builder, which provides customers with a set of low-code, drag-and-drop design tools, modular components and integrations to allow them to create and deploy their own new product offerings. The Company typically invoices customers annually in advance for access to Blend Builder and recognizes revenue allocated to Blend Builder ratably over the contract term.

The Company also generates revenue from certain marketplace partners by charging them a combination of fixed and variable fees to access the Company's platform. Variable fees are typically received in arrears and fixed fees are typically billed in advance. Revenue is generally recognized ratably over the term of the license.

The Company also recognized revenue, to a lesser extent, from professional services and premier support. Professional services revenue consists of fees for services related to helping customers deploy, configure, and optimize the use of the Company's technology. These services include consulting, project management, system integration, data migration, process enhancement, and training. Professional services contracts are priced either on a fixed price basis and billed in full at the beginning of the contract term or on a time-and-materials basis and billed monthly in arrears. Professional services revenues for contracts on a fixed price basis are recognized on a proportional performance basis, which measures the service hours performed to date relative to the total expected hours to completion. Professional services revenues for contracts on a time-and-materials basis are recognized as services are delivered.

Premier support revenue consists of fees for various services provided as part of a support package, such as email and chat support, unlimited quantity of service requests, developer assist API support, VIP support escalation line, phone/web conference support, and advanced configuration support. Premier support contracts are typically billed annually in advance and recognized ratably over time as a stand-ready performance obligation.

Title365

Title365 is a title insurance agency that offers title, escrow and other trustee services, including title search procedures for title insurance policies, escrow and other closing and settlement services. Title365 also offers title services in connection with a borrower default and with the issuance of home equity lines of credit and home equity loans.

For title insurance services, the Company earns a fee for placing and binding title insurance policies with third-party underwriters that ultimately provide the title insurance policy to its customers. The Company acts as an agent to place and bind title insurance policies and satisfies the performance obligation upon the closing of the underlying real estate transaction. Revenue related to title insurance is recognized net of the amount of consideration paid to the third-party insurance underwriters. Escrow fees and fees for other trustee services are primarily associated with managing the closing of real estate transactions, including the processing of funds on behalf of the transaction participants, gathering and recording the required closing documents, providing notary and other real estate or title-related activities.

For title insurance services provided along with an associated escrow service, revenue is recognized at the closing of the underlying real estate transaction. For title insurance services provided without an associated escrow service, revenue is recognized upon issuance of the title insurance policy. Revenue for other title services are recognized at the time of delivery of the title report, as Title365 has no significant ongoing obligations after delivery.

Contract assets

The Company records a contract asset when revenue recognized on its subscription arrangements and professional services contracts exceeds billable amounts under the contract. Contract assets are included in prepaid expenses and other current assets in the Company's consolidated balance sheets.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition. Balances consist primarily of amounts prepaid under subscription and consumption-based arrangements and professional services not yet provided as of the balance sheet dates. Amounts that will be recognized during the succeeding 12-month period are recorded as deferred revenue, current, and the remaining portion, if any, is recorded as deferred revenue, non-current. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing its services, not to receive financing from its customers or to provide customers with financing.

Deferred Contract Costs

The Company capitalizes incremental and recoverable costs of obtaining contracts with customers as deferred contract costs, which consist of sales commissions paid to the Company's sales force. The Company applies the practical expedient to expense sales commissions as incurred when the amortization period is one year or less.

Sales commissions paid to obtain renewal contracts are not considered commensurate with commissions paid for new contracts. Therefore, deferred contract costs are amortized on a straight-line basis over an estimated period of benefit of five years, which includes subsequent renewal periods. The Company determined the period of benefit by taking into consideration customer attrition and estimated technology life cycles. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations and comprehensive income (loss).

The Company evaluates the period of benefit for its new revenue contracts on an annual basis, and reviews deferred contract costs for impairment as of each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Cost of Revenue

Software-related costs of subscribed hosting, support, and costs of delivering professional services are expensed as incurred. Costs of subscribed hosting and support are comprised of third-party web hosting costs and software licenses, customer support, and other customer related activities. Costs of professional services consist primarily of personnel and related direct costs, including employee salaries, payroll taxes, business expenses (e.g., employee travel and lodging expenses for customer projects), as well as allocated overhead. Amortization of capitalized internal-use software development costs is also included within cost of revenue.

Cost of revenue related to Title365 services consists of costs of title, escrow and other trustee services, which represent primarily personnel-related expenses of the Company's Title segment as well as title abstractor, notary, and recording service expense provided by external vendors.

Title and Escrow Loss Reserve

The Company serves as policy issuing agent for third party underwriters. The Company may be liable to the underwriter for certain policy claims losses pursuant to the terms of the agency agreement with the underwriter. Reserves for estimated future losses on policies issued are established at the time the title insurance revenue is recognized in accordance with ASC 450, *Contingencies*, and are based on claim loss history, industry trends, legal environment, geographic considerations, and the type of title insurance policies written. Title and escrow loss reserves are presented within other current liabilities and other non-current liabilities on the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded $1.8 million, $3.9 million and $5.2 million in advertising expense for the years ended December 31, 2024, 2023 and 2022, respectively, as part of sales and marketing expenses in the consolidated statements of operations and comprehensive income (loss).

Research and Development Costs

Research and development costs within the consolidated statements of operations and comprehensive income (loss) are comprised of personnel costs, including stock-based compensation expense, associated with the Company's product and engineering personnel responsible for the design, development, and testing of the product, depreciation of equipment used in research and development and allocated facilities and information technology costs. Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures and recognizes its stock-based compensation in accordance with ASC 718, *Stock Compensation*, which requires compensation cost for the grant-date fair value of stock-based awards to be recognized over the requisite service period.

The Company primarily grants RSUs and has historically granted stock option awards to its employees that vest upon the satisfaction of a service condition. For stock option awards, the Company uses the Black-Scholes-Merton option pricing model to determine the fair value of the stock options granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock (for pre-IPO awards), the expected volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The requisite service period of the stock option awards is generally the vesting period. The Company accounts for forfeitures as they occur. After the IPO, the fair value of each share of underlying Class A common stock is based on the closing price of the Company's Class A common stock as reported on the grant date. For RSUs, the Company determines the grant-date fair value as the fair value of the Company's common stock on the grant date.

Certain stock options granted to the Company's Co-Founder and Head of Blend vest upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions. In July 2021, the first tranche of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche.

The Company also grants restricted stock units with performance vesting conditions ("PSUs") to certain senior executives. The PSUs will vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. The Company estimates the grant date fair value and the requisite service period of the PSUs using a Monte Carlo simulation model.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are measured using enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets that, based on all available positive and negative evidence, are not expected to be realized. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, the anticipated reversal or expiration dates of the deferred tax assets and tax planning strategies.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than a 50% likelihood of being sustained.

Restructuring Charges

The restructuring charges consist primarily of cash expenditures for compensation and severance payments, employee benefits, payroll taxes and related facilitation costs associated with the Company's workforce reduction plans, as well as facilities restructuring costs. Employee termination benefits are recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing termination benefits are recognized as a liability at estimated fair value when the amount of such benefits is probable and reasonably estimable. Charges related to facilities restructuring actions are comprised of costs related to early termination of the lease agreement and impairment of the right-of-use asset in connection with the abandonment of the property incurred in the year ended December 31, 2024.

Other Income (Expense), Net

Other income (expense), net for the year ended December 31, 2024 consists primarily of $9.2 million gain on sale of insurance business in connection with the strategic partnership (Refer to Note 16, *Strategic Partnership and Sale of Insurance Business*, for details), a $4.4 million gain on investment on non-marketable equity securities due to an observable price change, income earned from the Company's investment portfolio of $5.4 million, offset by a $
5.5 million loss on extinguishment of debt and a $0.6 million loss on transfer of the subsidiary in India.

Other income (expense), net for the year ended December 31, 2023 consists primarily of income earned from the Company's investment portfolio of $11.4 million, offset by a loss on the partial extinguishment of debt of $4.0 million.

Other income (expense), net for the year ended December 31, 2022 consists primarily of income earned from the Company's investment portfolio of $2.4 million, an adjustment to carrying value of investment in non-marketable equity securities of $2.9 million, and net foreign currency transaction losses of $0.5 million.

Employee Benefit Plan

The Company maintains a 401(k) plan that covers all eligible employees in the United States. Employer matching contributions are discretionary. The Company, at its discretion, may match a percentage of the employee contributions. The Company recognized a contribution expense of $2.0 million, $3.0 million and $4.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities, trade accounts receivable, and notes receivable. The Company maintains its cash equivalents primarily in money market funds and highly liquid investments that are issued or guaranteed by the United States government or its agencies. As of December 31, 2024 and December 31, 2023, cash and cash equivalents was $
42.2 million and $31.0 million, respectively, and included $2.2 million and $1.9 million, respectively, of cash held in a foreign jurisdiction. Collateral is not required for trade accounts receivable.

Title365 has agreements with insurance underwriters authorizing the Company to issue title insurance policies on behalf of the insurance underwriters. The policies were underwritten by two title insurance companies, which accounted for approximately 62% and 38% during the year ended December 31, 2024, and 67% and 33% during the year ended December 31, 2023, respectively, of title policy fees earned during the period.

The following customer comprised 10% or more of the Company's revenue for the following periods:

Customer	Year Ended December 31,		
	2024	2023	2022
A[1]	17%	19%	29%

(1) this customer generates revenue in both Blend Platform and Title segments

The following customers comprised 10% or more of the Company's trade and unbilled receivables:

Customer	December 31, 2024	December 31, 2023
A	10%	10%
B	10%	13%

Fair Value Measurement

The Company measures its cash and cash equivalents, marketable securities, trade and other receivables, accounts payable, and other current liabilities at fair value on a recurring basis. In addition, the Company measures certain other assets, including intangible assets and investments in equity securities without readily determinable fair values, at fair value on a nonrecurring basis.

The Company reports its investments in cash equivalents and marketable securities at fair value on the consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1-Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3-Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company's assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.
The estimated fair value of trade and other receivables, accounts payable, and other current liabilities approximate their respective carrying values due to their short term nature.

JOBS Act Accounting Election

As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies (that is, those that have not had a Securities Act of 1933, as amended (the "Securities Act"), registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Company intends to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40).* The guidance simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity separately from the host convertible debt or preferred stock. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2024. ASU 2020-06 should be applied on a full or modified retrospective basis and early adoption is permitted. The adoption did not have a material impact on the Company's consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement (Topic 820).* This update clarifies the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments affect all entities that have investments in equity securities measured at fair value that are subject to a contractual sale restriction. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2024. Early adoption is permitted. The adoption did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280).* This update improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, the title and position of the CODM, and added disclosure of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources to enable investors to develop more decision-useful financial analyses. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU as of December 31, 2024 resulted in enhanced disclosures, but did not materially impact the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740).* This update improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses*. This update improves the disclosures about a public entity's expenses, primarily through additional disclosures of specific information about certain costs and expenses in the notes to financial statements. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

3.
Revenue Recognition and Contract Costs

Disaggregation of Revenue

The following table provides information about disaggregated revenue by service offering:

		Year Ended December 31,				
		2024		2023		2022
		(In thousands)				
Blend Platform:						
Mortgage Suite	$	73,257	$	77,574	$	94,280
Consumer Banking Suite		33,657		23,630		19,309
Total software platform		106,914		101,204		113,589
Professional services		8,848		8,345		7,835
Total Blend Platform		115,762		109,549		121,424
Title		46,257		47,297		113,777
Total revenue	$	162,019	$	156,846	$	235,201

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers:

Contract Accounts	Balance Sheet Line Reference		December 31, 2024		December 31, 2023
			(In thousands)		
Contract assets-current	Prepaid expenses and other current assets	$	2,539	$	1,593
Contract liabilities-current	Deferred revenue, current	$	(19,240)	$	(8,984)

There were
no long-term contract assets or deferred revenue as of December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company recognized $7.3 million of revenue that was included in the deferred revenue balance at the beginning of the respective period. During the year ended December 31, 2023, the Company recognized $7.9 million of revenue that was included in the deferred revenue balance at the beginning of the respective period.

During the year ended December 31, 2024, the Company recognized revenue of approximately $0.3 million related to performance obligations satisfied in previous periods. During the year ended December 31, 2023, the Company recognized revenue of approximately $2.4 million related to performance obligations satisfied in previous periods. The revenue recognized from performance obligations satisfied in the prior periods primarily related to changes in the transaction price, including changes in the estimate of variable consideration.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligations was $ 123.0 million. These remaining performance obligations represent commitments in customer contracts for services expected to be provided in the future that have not been recognized as revenue. The expected timing of revenue recognition for these commitments is largely driven by the Company's ability to deliver in accordance with relevant contract terms and when the Company's customers utilize services, which could affect the Company's estimate of when the Company expects to recognize revenue for these remaining performance obligations. The Company expects to recognize approximately half of the remaining performance obligations as revenue over the next 12 months. The Company expects the majority of non-current remaining performance obligations to be recognized over the next 13 to 24 months.

Deferred Contract Costs

As of December 31, 2024 and 2023, total unamortized deferred contract costs were $4.2 million and $3.5 million, respectively, of which $1.3 million and $1.0 million was recorded within prepaid expenses and other current assets and $2.9 million and $2.5 million was recorded within deferred contract costs, non-current, on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

The amortization of deferred contract costs was $1.1 million, $3.0 million and $4.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive income (loss).

4.
Investments and Fair Value Measurements

The carrying amount, unrealized gain and loss, and fair value of investments by major security type were as follows:

| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gain	Fair Value	Fair Value Hierarchy
	(In thousands)			
Cash equivalents:				
Money market funds	$ 7,112	$ -	$ 7,112	Level 1
Commercial paper	19,162	-	19,162	Level 2
Total cash equivalents	26,274	-	26,274	
Marketable securities:				
U.S. treasury and agency securities	31,160	92	31,252	Level 2
Commercial paper	12,244	-	12,244	Level 2
Debt securities	12,643	94	12,737	Level 2
Total marketable securities	56,047	186	56,233	
Restricted cash, current:				
Money market funds	5,023	-	5,023	Level 1
Restricted cash, non-current:				
Money market funds	1,938	-	1,938	Level 1
Certificates of deposit	333	-	333	Level 2
Total restricted cash	7,294	-	7,294	
Total	$ 89,615	$ 186	$ 89,801	

	December 31, 2023				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Fair Value Hierarchy
	(In thousands)				
Cash equivalents:					
Money market funds	$ 6,804	$ -	$ -	$ 6,804	Level 1
Commercial paper	14,932	-	-	14,932	Level 2
Total cash equivalents	21,736	-	-	21,736	
Marketable securities:					
U.S. treasury and agency securities	33,225	8	(71)	33,162	Level 2
Debt securities	56,512	187	(127)	56,572	Level 2
Asset-backed securities	16,037	99	-	16,136	Level 2
Mutual funds	60	-	-	60	Level 1
Total marketable securities	105,834	294	(198)	105,930	
Other investments:					
Certificates of deposit	30	-	-	30	Level 2
Total marketable securities and other investments	105,864	294	(198)	105,960	
Restricted cash, non-current:					
Money market funds	6,959	-	-	6,959	Level 1
Certificates of deposit	332	-	-	332	Level 2
Total restricted cash	7,291	-	-	7,291	
Total	$ 134,891	$ 294	$ (198)	$ 134,987	

Restricted cash that is not available for use in operations consisted of $
5.0 million collateral for standby letters of credit related to the Company's office lease facilities, $1.9 million collateral for surety bonds related to the Title segment and $0.3 million statutory deposits required under the California insurance code as of December 31, 2024 and 2023.

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

The fair value of the Company's investments in money market funds classified as Level 1 of the fair value hierarchy is based on real-time quotes for transactions in active exchange markets involving identical assets. The fair value of the Company's investments in commercial paper and marketable securities classified as Level 2 of the fair value hierarchy is based on quoted market prices for similar instruments. The Company's certificates of deposit are short-term in nature and are carried at amortized cost, which approximates fair value; as such, the certificates of deposit are classified within Level 2 of the fair value hierarchy.

The following table summarizes the stated maturities of the Company's marketable securities and other investments:

	December 31, 2024		December 31, 2023	
	(In thousands)			
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 35,422	$ 35,477	$ 66,795	$ 66,620
Due after one year through two years	20,625	20,756	39,069	39,340
Total marketable securities and other investments	$ 56,047	$ 56,233	$ 105,864	$ 105,960

All asset-backed securities have a maturity date in excess of one year from the balance sheet date.

The Company evaluates marketable securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or other factors. The Company considers the extent to which the fair value is less than cost, the financial condition and near-term prospects of the security issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company does not have an intent to sell any of these securities prior to maturity and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the securities approach their maturity date. Accordingly, the Company believes that generally the unrealized losses are due to noncredit-related factors, including changes in interest rates and other market conditions, and therefore no impairment charges or allowance for credit losses have been recognized in the Company's consolidated statements of operations for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, the number of investment positions that are in an unrealized loss position were 0 and 28, respectively. As of December 31, 2024, the Company had no securities that have been in a continuous unrealized loss position for twelve months or greater. As of December 31, 2023, the Company had four securities, with an aggregate fair value of $16.0 million, that have been in a continuous unrealized loss position for twelve months or greater. The Company determines realized gains or losses on the sale of marketable securities based on a specific identification method.

The Company recognized interest income from its investment portfolio of $5.3 million, $11.4 million and $2.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Accrued interest receivable related to marketable securities is $0.4 million and $0.9 million, as of December 31, 2024 and 2023, respectively, and is presented within prepaid expenses and other current assets on the consolidated balance sheets. The Company does not measure an allowance for credit losses on accrued interest receivable and recognizes interest receivable write offs as a reversal of interest income. No accrued interest was written off during the years ended December 31, 2024, 2023 and 2022.

5.
Intangible Assets

In connection with the impairment reviews performed during the year ended December 31, 2022, the Company determined that the reporting unit for purposes of the impairment assessments for goodwill is the Title365 business, and the asset group is the reporting unit for the purposes of the impairment assessment for long-lived assets under ASC 360-10. At the time of the assessments, the Company's reporting units were the same as its operating and reportable segments, Blend Platform and Title365. The Company performed the impairment assessment for Title365 in the following order: (1) indefinite-lived intangible assets, (2) long-lived assets held and used, and (3) goodwill.
Title365 indefinite-lived intangible assets are comprised of licenses. The Company determined that the fair value of licenses has not declined below the carrying amount and recognized no impairment on the indefinite-lived intangible assets.

Title365 long-lived assets in the asset group are primarily comprised of property and equipment, operating lease right-of-use assets, and customer relationship intangible assets. The Company compared the carrying value of the asset group to separately identifiable estimated undiscounted cash flows over the remaining useful life of the asset group, and concluded that the asset group was impaired due to the carrying value exceeding the estimated undiscounted cash flows.

The Company then determined the fair value of the asset group as of each impairment testing date utilizing an income approach derived from a discounted cash flow methodology. Under the accounting guidance in ASC 360, the excess of the carrying value over the fair value is recognized as an impairment loss and allocated to assets for which the carrying value exceeds the respective asset's fair value. Certain assets, such as property and equipment and operating lease right-of-use assets, were not allocated any impairment as the values of such assets approximated their respective carrying amounts. For customer relationships intangible asset, the fair value was determined using the discounted cash flow method. The significant assumptions used in the valuation of both the asset group and the customer relationship intangible asset included the estimated annual net cash flows expected to be generated from the Title365 customer portfolio, respectively, including revenue, long-term growth rates, EBITDA margins, and the discount rate.

Based on the results of the impairment analyses, the Company recorded an impairment charge of $162.5 million for the year ended December 31, 2022 to write down the value of the customer relationships to its estimated fair value, which represented a full write off of the carrying amount. These charges are presented within impairment of intangible assets and goodwill in the consolidated statements of operations and comprehensive income (loss).

In evaluating goodwill for impairment, the Company compared the fair value of the Title365 reporting unit to its associated carrying value after the write down of the customer relationship intangible asset to its estimated fair value. The Company also estimated the fair value of the Blend Platform reporting unit and reconciled the aggregate fair values of its reporting units to the Company's market capitalization adjusted for an estimated control premium.

Based on the results of the impairment analyses, the Company recorded an impairment charge of $
287.2 million for the year ended December 31, 2022 against the carrying value of goodwill, which represented a full write off of the carrying amount. These charges are presented within impairment of intangible assets and goodwill in the consolidated statements of operations and comprehensive income (loss) and are not deductible for tax purposes.

There was no impairment of intangible assets for the years ended December 31, 2024 and 2023.

Intangible assets consisted of the following:

| | December 31, 2024 | | | |
	Weighted Average Remaining Amortization	Gross Amount	Accumulated Amortization	Net Book Value
	(In years)		*(In thousands)*	
Intangible assets subject to amortization:				
Domain name	6.3	$ 192	$ (111)	$ 81
Indefinite-lived intangible assets:				
Acquired licenses		2,000	-	2,000
Total intangible assets, net		$ 2,192	$ (111)	$ 2,081

| | December 31, 2023 | | | |
	Weighted Average Remaining Amortization	Gross Amount	Accumulated Amortization	Net Book Value
	(In years)		*(In thousands)*	
Intangible assets subject to amortization:				
Domain name	7.7	$ 210	$ (102)	$ 108
Indefinite-lived intangible assets:				
Acquired licenses		2,000	-	2,000
Total intangible assets, net		$ 2,210	$ (102)	$ 2,108

Amortization of intangible assets for the years ended December 31, 2024 and 2023 was immaterial. Amortization of intangible assets for the year ended December 31, 2022 was $8.4 million.

6.
Significant Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Contract assets	$ 2,539	$ 1,593
Deferred contract costs	1,277	1,015
Prepaid software	3,076	4,319
Prepaid insurance	1,641	1,855
Prepaid other	2,409	3,438
Recording fee advances	1,765	470
Restricted cash	5,023	-
Other current assets	1,599	1,879
Total prepaid expenses and other current assets	$ 19,329	$ 14,569

Recording fee advances represent amounts advanced on behalf of customers in the Title segment associated with the recording of mortgage documents. These amounts are primarily recouped within 30 days from funds in the escrow accounts the Company administers.

Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Computer and software	$ 3,575	$ 6,335
Furniture and fixtures	149	1,816
Capitalized internal-use software	12,105	63
Leasehold improvements[1]	-	4,886
Total property and equipment, gross	15,829	13,100
Accumulated depreciation and amortization	(3,508)	(9,155)
Total property and equipment, net	$ 12,321	$ 3,945

_____

(1) Leasehold improvements were disposed of in the year ended December 31, 2024, in connection with the lease abandonment (refer to *Note 13, Restructuring)* and the sale of insurance business (refer to *Note 16, Strategic Partnership and Sale of Insurance Business*).

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $1.8 million, $2.4 million and $2.3 million, respectively.

Amortization of capitalized internal use software development costs for the year ended December 31, 2024 was $0.5 million. The amortization of capitalized internal use software development costs for the years ended December 31, 2023 and 2022 was not material.

No impairment was recorded for the years ended December 31, 2024, 2023 and 2022.

Other Non-Current Assets

Other non-current assets consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Notes receivable	$ 10,500	$ 5,500
Investments in non-marketable equity securities	9,801	5,384
Restricted cash	2,271	7,291
Other non-current assets	1,531	983
Total non-current assets	$ 24,103	$ 19,158

Notes Receivable

In 2021, the Company made a $3.0 million investment in a privately-held company via a convertible promissory note ("2021 Note"). In 2023, the Company made an additional $2.5 million investment into the issuer via another convertible promissory note ("2023 Note"). In 2024, the Company made an additional $5.0 million investment into the issuer via a third convertible promissory note ("2024 Note"). Interest accrues at 2% per annum for the 2021 Note and 2023 Note, and 4% per annum for the 2024 Note, and outstanding principal and accrued interest is due and payable at the earliest of (i) 60 months from the execution of each note, respectively, (ii) an initial public offering, or (iii) change in control, unless otherwise converted to shares of the issuer. The outstanding principal and unpaid accrued interest on the notes is convertible into 4,500,000 shares of the issuer's Series Seed Preferred Stock, 2,192,308 shares of the issuer's Series A Preferred Stock and 4,384,615 shares of the issuer's Voting Series B Preferred Stock, respectively, at the option of the issuer, upon a change in control, upon the issuer's initial public offering, or upon a qualified equity financing. The conversion options are not bifurcated from the promissory notes as the options do not meet the net settlement criteria of a derivative instrument due to the options not being readily convertible to cash. The Company also has a call option to merge the issuer with the Company for aggregate consideration of $
1.0 billion if exercised prior to November 18, 2029 or 11 times the issuer's last 12 months of aggregate gross revenue if exercised on or after November 18, 2029. The value of the call option was determined to be inconsequential.

At each reporting date, the Company evaluates the collectability of the notes receivable in accordance with ASC 326, *Financial Instruments-Credit Losses*. As of December 31, 2024 and 2023, the Company determined that no credit loss existed for the convertible promissory notes, and no provision for expected credit losses was recognized.

Investments in Non-Marketable Equity Securities

The Company holds an equity investment in a privately-held company in exchange for
103,611 shares of Series Growth 1a Preferred Stock. This investment in the equity securities without readily determinable fair value is measured at cost, less impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar investment of the same issuer.

As of December 31, 2024, the carrying value of this investment was $9.8 million, inclusive of a cumulative upward adjustment of $7.3 million, of which $4.4 million was recognized in 2024 to reflect observable price changes. As of December 31, 2023, the carrying value of this investment was $5.4 million, inclusive of cumulative upward adjustment of $2.9 million.

The Company determined the adjustment by measuring the security at fair value using the option pricing model ("OPM") as of the date the observable transaction occurred. Observable transactions, such as the issuance of new equity by an investee, are indicators of investee enterprise value and are used to estimate the fair value of the Company's investment in the equity security. An OPM is utilized to allocate value to the various classes of securities of the investee, including classes owned by the Company. Such information, available to the Company from the investee entity, is supplemented with the Company's estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds. The inputs to valuation techniques used to measure fair value of the Company's non-marketable equity security are classified as Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

The gain resulting from the adjustment to the carrying value of the non-marketable security is presented within other income (expense) in the consolidated statements of operations and comprehensive income (loss). There were no impairments for the years ended December 31, 2024, 2023 and 2022.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred during the application development stage under cloud computing arrangements that are service contracts. The carrying value of the capitalized costs was $
0.2 million as of December 31, 2024, of which $0.1 million is presented within prepaid expenses and other current assets, and $0.1 million is presented within other non-current assets on the consolidated balance sheets. The carrying value of the capitalized costs was $0.1 million as of December 31, 2023, which is presented within prepaid expenses and other current assets. Amortization of capitalized implementation costs is recognized on a straight-line basis over the term of the associated hosting arrangement when it is ready for its intended use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Accrued expenses	$ 4,910	$ 4,309
Accrued interest	-	101
Accrued professional fees	1,553	1,861
Accrued connectivity fees	3,489	3,103
Restructuring	75	-
Accrued litigation contingencies	258	1,105
Operating lease liabilities, current portion	3,031	4,379
Total other current liabilities	$ 13,316	$ 14,858

Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Early exercise liability	$ -	$ 362
Payroll tax liabilities	261	347
Other liabilities	319	1,519
Total other non-current liabilities	$ 580	$ 2,228

Title and Escrow Loss Reserve

The Company performs title insurance services and issues title insurance policies as an agent for a third-party title insurance underwriters. The Company may incur a loss if it does not follow the guidelines outlined in the agency agreements. Reserves for estimated future losses on policies issued are established at the time the title insurance revenue is recognized. As of December 31, 2024, title and escrow loss reserves were $
0.3 million, which is presented within other non-current liabilities on the consolidated balance sheets. As of December 31, 2023, title and escrow loss reserves were $1.5 million, of which $0.2 million is presented within other current liabilities and $1.3 million is presented within other non-current liabilities on the consolidated balance sheets.

7.
Leases

The Company leases its facilities under non-cancelable operating leases with various expiration dates. Leases may contain escalating payments.

The Company's total operating lease costs were $
6.1 million, $6.7 million and $7.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. For the year ended December 31, 2024, the Company incurred an additional $1.2 million net charge related to an early termination of one of its leases. Refer to Note 13, *Restructuring,* for details.

The Company's total operating lease costs included variable costs in the amount of $2.2 million, $2.2 million and $1.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Variable lease costs are primarily comprised of maintenance costs and are determined based on the actual costs incurred during the period. Variable lease payments are expensed in the period incurred and not included in the measurement of lease assets and liabilities. The Company's total operating lease costs also include short-term lease costs in the amount of $0.3 million, $0.2 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, the weighted average remaining operating lease term was 1.7 years and 3.1 years. The weighted average discount rate used to estimate operating lease liabilities for leases that existed as of December 31, 2024 and 2023 was 8.6% and 8.1%, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $4.9 million, $5.0 million and $5.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. For the year ended December 31, 2024, the Company made an additional $1.4 million cash payment related to an early termination fee. Refer to Note 13, *Restructuring,* for details.

During the year ended December 31, 2024, the Company restructured two of its facilities and transferred two of its lease agreements, one in connection with the strategic partnership and sale of the insurance business and another in connection with the transfer of the Company's subsidiary in India to a third party. Refer to Note 13, *Restructuring,* and Note 16, *Strategic Partnership and Sale of Insurance Business*, for details.

As of December 31, 2024, maturities of operating lease liabilities were as follows:

	(In thousands)
2025	$ 3,224
2026	270
2027	225
2028	236
2029	236
Thereafter	59
Total lease payments	4,250
Less: imputed interest	(418)
Total operating lease liabilities	$ 3,832

8.
Commitments and Contingencies

Purchase Commitments

The Company has future minimum purchase obligations under arrangements with third parties who provide hosting infrastructure services, cloud services, and software as a service ("SaaS") solutions to support our business operations.

The future non-cancelable purchase obligations, which were not recognized on the Company's consolidated balance sheet as of December 31, 2024, were as follows:

Year ending December 31,		(In thousands)
2025	$	8,235
2026		3,151
2027		81
2028		17
2029		16
Total	$	11,500

Contingencies

From time to time and in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. The litigation contingencies, if realized, could have a material negative impact on the Company's financial condition, results of operations, and cash flows. The Company recognizes a provision for litigation losses when a contingent liability is probable and the amount thereof is estimable. Costs associated with the Company's involvement in legal proceedings are expensed as incurred. Amounts accrued for litigation contingencies are based on the Company's best estimates, assessments of the likelihood of damages, and the advice of counsel and often result from a series of judgments about future events and uncertainties that rely heavily on estimates and assumptions, therefore the actual settlement amounts could differ from the estimated contingency accrual and result in additional charges or reversals in future periods. The Company had a litigation contingency accrual of approximately $0.3 million and $1.1 million as of December 31, 2024 and 2023, respectively, which is presented within other current liabilities in the consolidated balance sheets.

Warranties, Indemnifications, and Contingent Obligations

The Company's platform, products, and services are generally warranted to perform substantially as described in the associated documentation and to satisfy defined levels of uptime reliability. The service-level agreements that provide for defined levels of uptime reliability and performance permit the customers to receive credits or to terminate their agreements in the event that the Company fails to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of reliability and performance as a result of those agreements and historically the Company has not incurred any material costs associated with warranties. Accordingly, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with business partners, contractors, customers, and landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2024 or December 31, 2023.

The Company has agreed to indemnify its officers and directors to the fullest extent permitted by its amended and restated bylaws and the General Corporation Law of the State of Delaware for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The coverage applies only to acts that occurred during the tenure of the officer or director and has an unlimited term. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Escrow or Trust Funds

The Company administers escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and undisbursed amounts received for settlement of mortgage and home equity loans. These funds are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets; however, the Company remains contingently liable for the disposition of these funds on behalf of its customers. Cash held by the Company for these purposes was approximately $6.1 million, net of outstanding checks in transit of $33.8 million as of December 31, 2024, and approximately $3.2 million, net of outstanding checks in transit of $27.8 million as of December 31, 2023.

9.
Debt Financing

Debt consisted of the following:

	December 31, 2024		December 31, 2023
	(In thousands)		
Term Loan - principal	$ -	$	140,000
Term Loan - exit fee	-		4,500
Less: unamortized debt discounts and issuance costs	-		(6,166)
Total debt	$ -	$	138,334

On June 30, 2021, in connection with the closing of the acquisition of Title365, the Company entered into a credit agreement, as amended from time to time (the "Credit Agreement"), which provided for a $225.0 million senior secured term loan (the "Term Loan") and a $25.0 million senior secured revolving credit facility (the "Revolving Facility"). The Revolving Facility included $10.0 million sublimit for the issuance of letters of credit. The Revolving Facility also included a swingline sub-facility (the "Swingline Facility") that accommodated same-day borrowing of base rate loans. The sublimit for the Swingline Facility was $5.0 million.

The Term Loan was fully drawn at closing to provide, in part, the cash consideration paid in connection with the acquisition of Title365. The Term Loan was funded and the cash consideration was transferred on July 1, 2021. The Term Loan maturity date was June 30, 2026, and the full principal amount was due at maturity. No amortization payments were required with respect to the Term Loan.

The borrowings under the Term Loan accrued interest at a floating rate which were, at the Company's option, either (i) an adjusted Term SOFR rate for a specified interest period plus an applicable margin of 7.50% or (ii) a base rate plus an applicable margin of 6.50%. The Term SOFR rate applicable to the Term Loan was subject to a floor of 1.00%, and the base rate was subject to a floor of 2.00%. The base rate for any day was a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.50%, (ii) the rate of interest for such day as published in the Wall Street Journal as the "prime rate," and (iii) the adjusted Term SOFR rate for a one-month interest period, plus 1.00%. Interest was payable in arrears for the elected specified interest period.

Under the Revolving Facility, the Company was required to pay a commitment fee of 0.50% per annum of the unused commitments.

The Company was also required to pay letter of credit fees, customary fronting fees, and other customary documentary fees in connection with the issuance of letters of credit.

The Company incurred approximately $5.7 million of debt issuance costs in connection with the Term Loan, which had been deferred, and the remaining unamortized portion of these costs was presented as a reduction of long-term debt on the consolidated balance sheet as of December 31, 2023.

In connection with the Credit Agreement, the Company issued a Series G preferred stock warrant to purchase 598,431 shares of Class A common stock at an exercise price per share of $13.827822 (the "Series G Warrant"). The terms of the warrant agreement for the Series G Warrant provide the holder with an option to net settle if the fair value of Class A common stock is greater than the exercise price. The net shares to be issued in a cashless exercise will be based on the fair value of the Company's Class A common stock at the time the Series G Warrant is exercised. As of December 31, 2024, the Series G Warrant has not been exercised. The Series G Warrant will expire 10 years from the issue date. The proceeds from the issuance of debt were allocated between the Term Loan and the Series G Warrant based on their relative fair values, resulting in a debt discount of approximately $6.8 million for the amount allocated to the Series G Warrant and accounted for as paid-in capital.

In October 2022, the Company entered into the First Amendment (the "Amendment") to the Credit Agreement. The Amendment replaced the reference rate from LIBOR to SOFR as a result of the expected cessation of LIBOR and in accordance with the Credit Agreement.

On November 27, 2023, the Company entered into the Second Amendment to the Credit Agreement (the "Second Amendment"), which amended the Credit Agreement to, among other things, (i) terminate the Revolving Facility and (ii) amend the maturity date of the Term Loan to provide for a springing maturity extension to June 30, 2027, in the event that certain conditions were satisfied. These conditions had not been met as of the date of the termination of the Credit Agreement. In connection with the Second Amendment, the Company voluntarily prepaid outstanding Term Loan under the Credit Agreement in an aggregate principal amount of $85.0 million.

For the year ended December 31, 2023, in connection with prepayment made under the Second Amendment, the Company recognized approximately $4.0 million loss, consisting of the proportionate write-off of unamortized debt issuance costs and debt discounts due to the partial extinguishment of the Term Loan and the write off of unamortized portion of debt issuance costs related to the termination of the Revolving Facility.

On April 29, 2024, in connection with the issuance of the Series A Preferred Stock, the Company paid approximately $146.1 million to repay all amounts outstanding and payable under the Credit Agreement, including the exit fee of $4.5 million, and terminated the Credit Agreement.

For the year ended December 31, 2024, in connection with the full repayment of amounts outstanding and payable under the Credit Agreement and the termination of the Credit Agreement, the Company recognized approximately a $5.5 million loss consisting of the full write-off of unamortized debt issuance costs and debt discounts due to the full extinguishment of the Term Loan. The loss is presented within other income (expense), net in the accompanying consolidated statements of operations and comprehensive income (loss).

Including the impact of the deferred debt issuance costs and the debt discounts resulting from the exit fee and the Series G Warrant, the effective interest rate on the Term Loan was approximately 14.55% as of April 29, 2024. Debt issuance costs, debt discounts, and the Revolving Facility issuance costs were being amortized as interest expense over the term of the Credit Agreement.

As a result of the failure to execute control agreements for all applicable deposit and investment securities accounts in a timely manner, the Company was out of compliance with certain non-financial covenants as well as the minimum liquidity covenant as of December 31, 2023. Subsequent to December 31, 2023, the Company had remedied the failures. As of the date of termination of the Credit Agreement, the Company was in compliance with these covenants.

The fair value of the Term Loan was approximately $136.5 million as of December 31, 2023, and was classified as Level 2 in the fair value hierarchy. The fair value of the Term Loan was measured by applying the income approach, which discounts the future contractual cash flows using a current risk-adjusted rate available to borrowers with similar credit ratings.

10.
Redeemable Preferred Stock

On April 29, 2024, the Company entered into the Investment Agreement with Haveli and issued 150,000 shares of Series A Preferred Stock, for an aggregate purchase price of $150.0 million. The Company incurred $10.1 million of issuance costs. Net proceeds from the transaction in the amount of $139.9 million were used to repay in full the amounts outstanding under the Credit Agreement.

The Series A Preferred Stock has the following rights:

Conversion Rights

Each share of the Series A Preferred Stock is convertible into Class A common stock at the option of the holders thereof at any time at an initial conversion rate of 307.6923 shares of Class A common stock per $1,000 principal amount (equivalent to an initial conversion price of approximately $3.25 per share).

Redemption Rights

The Series A Preferred Stock includes the following redemption provisions:

- At any time following the fifth anniversary of issuance, a majority of the holders of the Series A Preferred Stock have the right to cause the Company to redeem in whole, but not in part the shares of Series A Preferred Stock for cash. The per share amount of such redemption will equal the then-current liquidation preference multiplied by (i) 150% if the redemption occurs on or after the fifth anniversary and prior to the sixth anniversary of the Issuance Date, (ii) 175% if the redemption occurs on or after the sixth anniversary and before the seventh anniversary of the Issuance Date, and (iii) 200% if the redemption occurs on or after the seventh anniversary of the Issuance Date.

- At any time following the seventh anniversary of issuance, the Company may redeem in whole, but not in part all of the Series A Preferred Stock in cash for a per share amount equal to the then-current liquidation preference multiplied by 200%.

- Upon notice of a change of control, holders of Series A Preferred Stock may elect to convert the shares into Class A common stock. If the holder does not elect to convert shares, the Company will be required to redeem the Series A Preferred Stock in cash for a price per share equal to the greater of (i) the amount of cash and the fair market value of any other property that the holder would have received on an as-converted basis at the then-current conversion price and (ii) 200% of the then-current liquidation preference.

Dividend Rights

The holders of the Series A Preferred Stock are entitled to receive any dividends paid and distributions made to the holders of the Class A common stock to the same extent in kind and amount of consideration that would be payable on an as-converted basis as of the same record date and payment date of any dividend paid or distribution made to the holders of the Class A common stock. Dividends do not accrue on the Series A Preferred Stock.

Voting & Consent Rights

The holders of the Series A Preferred Stock are entitled to vote, as a single class, with the holders of the Class A common stock and the holders of any other class or series of capital stock of the Company then entitled to vote with the Class A common stock on all matters submitted to a vote of the holders of Class A common stock (and, if applicable, holders of any other class or series of capital stock of the Company). The Company requires the affirmative approval of the holders of a majority of the Series A Preferred Stock then outstanding, voting as a single class, in connection with certain corporate actions or events of the Company that may have a material effect on the value of the Series A Preferred Stock.

Governance Rights

So long as Haveli, together with the other permitted transferees, beneficially owns at least 33% of the shares of Series A Preferred Stock purchased by Haveli in connection with the Investment Agreement on an as-converted basis, Haveli will have the right to designate a director nominee for election to the Company's board of directors.

Liquidation Preference

The Series A Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to the Class A common stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. As of December 31, 2024, the Series A Preferred Stock has a liquidation preference of $150.0 million.

The Series A Preferred Stock is not mandatorily redeemable and as such is not required to be classified as a liability. The Series A Preferred Stock is redeemable at the option of the holder starting with the 5-year anniversary of issuance, or redeemable upon notice of change of control. As the redemption of the Series A Preferred Stock is not solely within the Company's control, it is classified as mezzanine equity in the consolidated balance sheets.

As of December 31, 2024, the Series A Preferred Stock has a maximum redemption value of $300.0 million. The carrying value of the Series A Preferred Stock is accreted to its maximum redemption value over the seven year term, using the effective interest method. The increases in the redemption amount are recorded with corresponding adjustments against additional paid-in capital, in the absence of retained earnings. For each reporting period, the entire periodic change in the redemption amount is reflected in the computation of net loss per share under the two-class method as being akin to a dividend, by reducing the income (or increasing the loss) attributable to common stockholders.

In connection with the issuance of the Series A Preferred Stock, the Company issued a warrant (the "Haveli Warrant") to Haveli to purchase up to 11,111,112 shares of Class A common stock, at a purchase price of $4.50 per share. The number of shares and exercise price are subject to anti-dilution adjustments for splits, dividends, capital reorganizations, reclassifications and similar transactions. The Haveli Warrant is exercisable for a period of 24 months from issuance, subject to the expiration or early termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. The Haveli Warrant has not been exercised as of December 31, 2024. The net proceeds were allocated to the Series A Preferred Stock and the Haveli Warrant based on their relative fair values as of the issuance date, in the amount of $130.8 million and $9.1 million, respectively. The proceeds allocated to Haveli Warrant were accounted for as paid-in capital.

The Series A Preferred Stock does not contain any embedded features that are required to be bifurcated.

11.
Stockholder's Equity

The following is a summary of the rights of the holders of the Company's capital stock:

Common Stock

The Company has
three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive dividends out of funds legally available if the Company's board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Company's board of directors may determine.

Voting Rights

Holders of the Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of the Class B common stock are entitled to 40 votes for each share held on all matters submitted to a vote of stockholders, and holders of the Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of the Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law. At the completion of the IPO, the Co-Founder and Head of Blend held all of the issued and outstanding shares of the Company's Class B common stock.

No Preemptive or Similar Rights

The Company's common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company's stockholders would be distributable ratably among the holders of the Company's common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in the Amended and Restated Certificate of Incorporation, such as certain transfers effected for estate planning or charitable purposes.

Conversion of Class C Common Stock

After the conversion or exchange of all outstanding shares of the Company's Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock

Subject to the protective provisions afforded to the holders of the Series A Preferred Stock, the Company's board of directors has the authority to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the Company's stockholders. As of December 31, 2024, the Company had 200,000,000 shares authorized and 150,000 shares of preferred stock issued and outstanding.

Share Repurchase Program

In August 2024, the Company's board of directors authorized the repurchase of up to $25.0 million of the Company's Class A common stock. Repurchases may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. The repurchase program does not obligate the Company to acquire any particular amount of its Class A common stock, and it may be suspended at any time at the Company's discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The share repurchase program has no set expiration date. The Company did not make any share repurchases under the repurchase program during the year ended December 31, 2024.

12.
Stock-Based Compensation

2012 Stock Option Plan

Effective May 1, 2012, the Company adopted the 2012 Stock Plan (the "2012 Plan"). Options granted under the 2012 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") may be granted only to employees (including officers and directors). Non-qualified stock options ("NSOs") may be granted to employees and consultants. The exercise price of ISOs and NSOs shall not be less than
100% of the estimated fair value of the common shares on the date of grant, respectively, as determined by the Company's board of directors. The exercise price of an ISO granted to a 10% or greater stockholder shall not be less than 110% of the estimated fair value of the common shares on the date of grant. Options generally vest over a period of four years. No further grants may be made under the 2012 Plan.

2021 Equity Incentive Plan

In July 2021, the Company's board of directors adopted, and the Company's stockholders approved, the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective on July 14, 2021. The Company's prior plan, 2012 Plan, was terminated immediately prior to the effectiveness of the 2021 Plan with respect to the grant of future awards.

The 2021 Plan provides for the grant of ISOs, to the Company's employees and any parent and subsidiary corporations' employees, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), and performance awards to the Company's employees, directors, and consultants and the Company's parent and subsidiary corporations' employees and consultants.

Subject to the adjustment provisions of and the automatic increase described in the 2021 Plan, a total of 23,000,000 shares of the Company's Class A common stock were reserved for issuance pursuant to the 2021 Plan, plus 36,101,718 shares of the Company's Class A common stock reserved for future issuance under the 2012 Plan. Subject to the adjustment provisions of the 2021 Plan, the number of shares available for issuance under the 2021 Plan also includes an annual increase on the first day of each fiscal year beginning on January 1, 2022, equal to the least of (a) 34,500,000 shares of Class A common stock, (b) 5% of the total number of shares of all classes of the Company's common stock outstanding on the last day of the immediately preceding fiscal year, or (c) such other amount as the Company's board of directors (or its committee) may determine. Options granted under the 2021 Plan generally vest over periods ranging from one to four years.

A summary of the stock option activity is as follows:

	Number of options		Weighted average exercise price	Weighted average remaining contractual life		Aggregate intrinsic value
	(In thousands)			(In years)		(In thousands)
Balance as of December 31, 2023	19,946	$	4.58	5.62	$	11,762
Exercised	(961)	$	1.72		$	1,841
Canceled and forfeited	(1,685)	$	10.21			
Balance as of December 31, 2024	17,300	$	4.20	4.69	$	31,282
Vested and exercisable as of December 31, 2024	15,747	$	4.29	4.65	$	28,570

No options were granted during the years ended December 31, 2024 and 2023. The weighted average grant-date fair value of options granted during the year ended December 31, 2022 was $1.69 per share.

The number of options unvested as of December 31, 2024 and 2023 was 1,552 and 3,172, respectively. The weighted average grant-date fair value of these unvested options was $1.58 and $2.57 per share as of December 31, 2024 and 2023, respectively.

The total fair value of options vested during the years ended December 31, 2024, 2023 and 2022 was $4.5 million, $11.4 million and $31.6 million, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $1.8 million, $0.2 million and $1.8 million, respectively.

The estimated grant date fair values of the employee stock options granted under the 2012 and 2021 Plan were calculated using the Black-Scholes Merton Option pricing model, based on the following weighted average assumptions:

	Year Ended December 31, 2022
Expected term (years)	6.34
Expected volatility	51.50%
Risk-free interest rate	3.52%
Expected dividend yield	-

Risk-Free Interest Rate. The risk-free interest rate is based on U.S. treasury zero-coupon issues with remaining terms similar to the expected term of the options at the date of grant.

Expected Term. The expected term represents the period that the Company's share-based awards are expected to be outstanding. The Company applies the simplified method in determining the expected life of the stock options as the Company has limited historical basis upon which to determine historical exercise periods.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of
zero in the valuation model.

Expected Volatility. Expected volatility of the stock is based on the average historical volatility of the Company's peer group after consideration of their size, maturity, profitability, growth, risk, and return on investment as the Company has limited historical volatility.

Fair Value. For grants issued subsequent to the Company's IPO, the Company used the closing market price of its stock on the date of grant.

As of December 31, 2024, the total unrecognized stock-based compensation expense for stock options issued under the 2012 Plan and the 2021 Plan was approximately $
2.3 million, which is expected to be recognized over a weighted average period of 1.9 years.

Early Exercise of Common Stock Options

The Company's board of directors has authorized certain stock option holders to exercise unvested options to purchase shares of Class A common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee's termination of service as a service provider (as defined in the 2012 Plan and the 2021 Plan), at the lower of the fair market value on the date of the repurchase or the original exercise price, until the options are fully vested. The cash proceeds received for unvested shares of Class A common stock are presented within other non-current liabilities in the consolidated balance sheets.

As of December 31, 2024, no shares of Class A common stock were subject to repurchase. As of December 31, 2023, 123,611 shares of Class A common stock were subject to repurchase, and the cash proceeds related to these shares are presented within other non-current liabilities in the accompanying consolidated balance sheets were $0.4 million.

Restricted Stock Units

A summary of the Company's RSU activity and related information is as follows:

	Number of RSUs	Weighted average grant date fair value per share
	(In thousands)	
Balance as of December 31, 2023	20,137	$ 1.30
Granted	7,115	$ 2.73
Vested	(10,932)	$ 1.60
Forfeited	(2,550)	$ 1.61
Balance as of December 31, 2024	13,770	$ 1.75

As of December 31, 2024, there was $22.0 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.1 years. RSUs granted under the 2021 Plan generally vest quarterly over a period of one year from the grant date.

The total fair value of RSUs vested during the years ended December 31, 2024, 2023 and 2022 was $17.5 million, $33.6 million and $57.1 million, respectively.

Performance Stock Units

A summary of the Company's PSU activity and related information is as follows:

	Number of PSUs	Weighted average grant date fair value per share
	(In thousands)	
Balance as of December 31, 2023	5,500 $	0.65
Granted	- $	-
Vested	(1,175) $	0.67
Forfeited	(800) $	0.52
Balance as of December 31, 2024	3,525 $	0.67

In 2023, the Company's board of directors granted a total of 5,500,000 restricted stock units with performance vesting to certain senior executives. The estimated weighted-average grant date fair value of the PSUs was determined using a Monte Carlo simulation model, which included the following significant assumptions: risk-free interest rate, expected volatility of the Company's stock price, and expected life of the award.

As of December 31, 2024, there was $1.1 million of unrecognized stock-based compensation expense related to unvested PSUs, which is expected to be recognized over an estimated weighted average remaining period of 1.5 years. The PSUs will vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles.

The total stock-based compensation expense recognized for PSUs for the years ended December 31, 2024 and 2023 was $1.8 million and $0.6 million, respectively.

The total fair value of PSUs vested during the year ended December 31, 2024 was $0.8 million.

Non-Plan Co-Founder and Head of Blend Options

In March 2021, the Company's board of directors granted to its Co-Founder and Head of Blend a stand-alone stock option issued outside of the 2012 Plan covering a maximum of 26,057,181 shares of Class B common stock with an exercise price of $8.58 per share. The award has a 15-year term (subject to earlier termination when shares subject to the award are no longer eligible to vest) and vests upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions.

The terms of the award stipulated that if an IPO is completed within 15 months of the date of grant, the first tranche of 1,954,289 shares will vest. The remaining tranches of shares will vest dependent on performance goals tied to the Company's stock price hurdles with specified expiration dates for each tranche. In July 2021, the first tranche of the Co-Founder and Head of Blend stock option award vested upon completion of the IPO.

The remaining tranches were valued using a Monte Carlo simulation model. The weighted average estimated fair value of the remaining tranches was $3.80 per share based on the following assumptions:

Fair value of common stock	$18.00
Remaining contractual term (years)	14.75
Expected volatility	40.00%
Risk-free interest rate	1.71%
Expected dividend yield	-

The total stock-based compensation expense recognized for this award for the years ended December 31, 2024, 2023 and 2022 was $5.8 million, $12.3 million and $19.6 million, respectively.

The total unrecognized compensation expense related to the award was $8.1 million as of December 31, 2024, which will be recognized over an estimated weighted average remaining period of 3 years.

Stock-Based Compensation Expense

The Company's stock-based compensation expense was as follows:

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 527	$ 1,132	$ 2,069
Research and development[1]	9,870	19,046	47,280
Sales and marketing	3,546	7,137	11,725
General and administrative	14,134	18,706	48,628
Total	$ 28,077	$ 46,021	$ 109,702

_____
(1) Net of $2.5 million of additions to capitalized internal-use software for the year ended December 31, 2024, and none for the years ended December 31, 2023 and 2022.

13.
Restructuring

Workforce Reduction Plans

In 2022, the Company executed three workforce reduction initiatives as part of its broader efforts to improve cost efficiency and better align its operating structure with its business activities, with the focus on streamlining the Company's title operations as well as its general and administrative functions. In April 2022, the Company committed to its first workforce reduction plan (the "April Plan"), which eliminated approximately 200 positions, or 10% of the Company's then-current workforce. In August 2022, the Company committed to an additional workforce reduction plan (the "August Plan"), which eliminated approximately 140 positions, or 10% of the Company's then-current workforce. In November 2022, the Company committed to an additional workforce reduction plan (the "November Plan"), which eliminated approximately 100 positions, or 6% of the Company's then-current workforce.

In 2023, the Company executed two workforce reduction initiatives. In January 2023, the Company committed to a workforce reduction plan (the "January 2023 Plan"), which eliminated approximately 340 positions, or 28% of the Company's then-current workforce. In August 2023, the Company committed to an additional workforce reduction plan (the "August 2023 Plan"). The August 2023 Plan eliminated approximately 150 positions, or 19% of the Company's then-current workforce.

In 2024, the Company continued its workforce reduction initiatives with the elimination of certain additional positions in January (the "January 2024 Plan") and September (the "September 2024 Plan" and together with the January 2024 Plan, the "workforce reduction plans"). The Company executed these workforce reduction initiatives as part of its broader efforts to improve cost efficiency and better align its operating structure with its business activities, with the focus on streamlining the Company's title operations as well as its general and administrative functions. The execution of the January 2024 Plan was substantially completed in the second quarter of 2024. The execution of the September 2024 Plan was substantially completed in the fourth quarter of 2024.

The restructuring charges attributable to the workforce reduction plans, not including executive transition costs, amounted to approximately $3.0 million, $23.8 million and $15.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The restructuring charges for workforce reduction plans consisted primarily of cash expenditures for compensation, severance, and transition payments, employee benefits, payroll taxes and related facilitation costs. The restructuring charges attributable to the August 2023 plan also include an accelerated expense of $2.1 million consisting of prepaid cash bonuses issued in the first and second quarter of 2023 to certain employees in lieu of previously committed equity-based awards.

Lease Termination and Abandonment

During the year ended December 31, 2024, the Company entered into an agreement to fully terminate one of its leases incurring a net $1.2 million restructuring charge primarily related to the early termination fee, and abandoned another leased facility, incurring a $3.3 million restructuring charge primarily related to accelerated amortization of the right-of-use asset and disposal of the accompanying leasehold improvements. The remaining $2.6 million lease liability related to the abandoned lease facility is presented under other current liabilities and the Company will continue to make payments under the lease agreement until the end of the lease term on September 30, 2025.

Executive Transition Costs

Effective March 16, 2023, Marc Greenberg stepped down as Head of Finance of the Company, and as the Company's principal financial officer under Section 16a-1(f) of the Exchange Act. In connection with Mr. Greenberg's resignation as Head of Finance, the Company entered into a discretionary retention bonus letter with Mr. Greenberg, which provided that the Company would pay Mr. Greenberg a bonus (the "Bonus Payment") equal to the amount by which the aggregate value of his total compensation is less than $1,458,333 for the period between September 1, 2022 through the March 31, 2023, provided Mr. Greenberg remained continuously employed by the Company through March 31, 2023. The Bonus Payment was made in cash or fully vested shares of Class A Common Stock of Blend of equivalent value, as determined by the Company's Compensation Committee in its sole discretion. Mr. Greenberg's last day of employment with Blend was April 3, 2023, and subsequently he received the Bonus Payment in cash in the amount of $0.9 million. In addition to the Bonus Payment, Mr. Greenberg received a severance package, which included 9 weeks of severance and other benefits in accordance with Company practices.

Effective February 1, 2023, Crystal Sumner stepped down as Head of Legal, Compliance, and Risk and Corporate Secretary of the Company. In connection with Ms. Sumner's departure, the Company entered into a transition agreement with Ms. Sumner, pursuant to which Ms. Sumner received a transition payment equal to 9 weeks of Ms. Sumner's then-current base salary in accordance with Company practices.

The restructuring charges attributable to the executive transaction costs were $1.1 million for the year ended December 31, 2023. There were no restructuring charges attributable to the executive transition costs for the years ended December 31, 2022 and December 31, 2024.

The reconciliation of the restructuring liability balances is as follows:

	(In thousands)
Restructuring liability as of December 31, 2022	$ 1,614
January 2023 Plan charge	14,025
Executive transition costs	1,107
August 2023 Plan charge (excluding accelerated amortization of prepaid cash bonuses)	7,685
Settlements	(24,331)
Restructuring liability as of December 31, 2023	$ 100
January 2024 Plan charge	1,289
September 2024 Plan charge	1,632
Settlements	(2,946)
Restructuring liability as of December 31, 2024	$ 75

14.
Income Taxes

The total provision for income taxes consisted of the following:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Current:			
Federal	$ -	$ -	$ -
State	64	41	355
Foreign	11	87	268
Total current	75	128	623
Deferred:			
Federal	$ -	$ -	$ (1,831)
State	-	-	(1,033)
Foreign	34	(34)	-
Total deferred	34	(34)	(2,864)
Total provision for income taxes	$ 109	$ 94	$ (2,241)

The following summarizes the differences between the income tax provision recorded by the Company and the amount computed by applying the statutory federal income tax rate of 21% to loss before income tax for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Tax benefit at federal statutory rate	$ (8,955)	$ (37,524)	$ (151,504)
State taxes, net of federal benefit	(127)	481	(677)
Research and other credits	(2,771)	(3,774)	(3,798)
Valuation allowance release related to Title365 purchase price allocation	-	-	-
Change in valuation allowance	8,850	28,681	98,510
Section 162(m) adjustment	4,830	2,836	4,230
Non-deductible transaction costs	-	-	-
Stock-based compensation	(2,009)	9,380	(64)
Goodwill Impairment	-	-	60,318
Noncontrolling interest	(15)	(249)	(9,226)
Other	306	263	(30)
Total provision for income taxes	$ 109	$ 94	$ (2,241)

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

115

	December 31, 2024	December 31, 2023
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 163,431	$ 145,096
Lease liabilities	947	2,684
Research and other credits	25,297	21,697
Accruals and reserves	982	1,046
Interest expense limitation	15,023	13,437
Stock-based compensation	6,285	9,421
Fixed assets	1,469	1,382
Capitalized research and development costs	37,428	44,586
Other deferred tax assets	100	2,910
Gross deferred tax assets	250,962	242,259
Less: valuation allowance	(246,310)	(237,205)
Total deferred tax assets	4,652	5,054
Deferred tax liabilities:		
Right-of-use assets	$ (360)	$ (1,997)
Deferred contract costs	(1,016)	(858)
ASC 606 adjustments	(3)	(3)
Other deferred tax liabilities	(2,038)	(918)
Amortization	(745)	(749)
Acquired intangible assets	(490)	(495)
Gross deferred tax liabilities	(4,652)	(5,020)
Total net deferred tax assets	$ -	$ 34

Included in the Company's deferred tax assets and liabilities are the deferred tax effects associated with the fair value of the assets acquired and liabilities assumed from the acquisition of Title365 and acquired tax attributes that carry over to post-acquisition tax periods, including U.S. and state net operating losses and tax credits.

At December 31, 2024, the Company believes that, based on available evidence, both positive and negative, it is more likely than not that the net deferred tax assets will not be utilized.

At December 31, 2024, the Company had a valuation allowance of $
246.3 million. The valuation allowance increase of $9.1 million during 2024 is primarily attributable to an increase in deferred tax assets resulting from net operating losses in 2024 and disallowed interest expense.

At December 31, 2024, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $616.3 million and $618.1 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2028. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The state NOL carryforwards vary by state and begin to expire in 2025.

At December 31, 2024, the Company had $25.7 million of federal research credit carryforwards which will begin to expire in 2033 and state research credit carryforwards of $13.3 million which have no expiration date.

Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Events which may cause limitations in the amount of the NOLs that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Any annual limitations may result in the expiration of NOL and credits before they are able to be utilized.

As of December 31, 2024, the Company had $11.7 million of unrecognized tax benefits, none of which, if recognized, would impact the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. Interest and penalties were not significant during the years ended December 31, 2024, 2023 and 2022. The Company does not expect any material changes to its unrecognized tax benefits within the next twelve months.

The following table reflects the changes in the Company's unrecognized tax benefits:

		Year Ended December 31,			
		2024		2023	2022
		(in thousands)			
Beginning Balance	$	10,040	$	8,228 $	5,948
Gross increases-tax positions in prior periods		275		191	-
Gross increases-tax positions in current periods		1,362		1,621	2,300
Gross decreases-tax positions in prior periods		-		-	(20)
Ending balance	$	11,677	$	10,040 $	8,228

The Company files income tax returns in the U.S. federal, various state jurisdictions and India. The Company is currently not under income tax examinations by the U.S. federal or state tax authorities but is undergoing examination by the Indian tax authorities for the 2022 and 2023 tax years. Since the Company has net operating losses and credits carried forward in federal and various state jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and most state taxing authorities for three years and four years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

15.
Net Loss Per Share

The Company has three classes of authorized common stock for which voting rights differ by class. The Company computes net loss per share using the two-class method required for multiple classes of common stock. The Company's Series A Preferred Stock is considered a participating security for purposes of applying the two-class method when calculating earnings per share in periods of net income. Under the two-class method, net income (loss) attributable to common stockholders for the period is allocated between shares of common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of stock outstanding during the period, adjusted for options early exercised and subject to repurchase.

Diluted loss per share reflects the potential dilution that could occur if securities, including awards issued under the Company's equity compensation plans or other contracts to issue common stock, were exercised or converted into common stock or resulted in the issuance of common stock (net of any assumed repurchases) that then shared in the earnings of the Company. During the periods of net losses, the net loss is reduced for amounts allocated to participating securities only if the security has a right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in the net losses of the entity. The Company's participating securities are not allocated any share of the net loss, as the participating securities do not have a contractual obligation to share in the net losses of the Company. Diluted net loss per share attributable to the Company is computed by dividing the net loss attributable to common stockholders by the weighted average number of fully diluted common shares outstanding.

The following table presents the calculation of basic and diluted net loss per share for Class A and Class B common stock. No shares of Class C common stock were issued and outstanding during the periods presented.

	Year Ended December 31,					
	2024		**2023**		**2022**	
	Class A Common	Class B Common	Class A Common	Class B Common	Class A Common	Class B Common
	(In thousands, except per share data)					
Numerator:						
Net loss attributable to Blend Labs, Inc.	$ (42,257)	$ (1,088)	$ (171,266)	$ (7,427)	$ (681,657)	$ (38,515)
Less: accretion of RNCI to redemption value	(6,102)	(157)	(6,352)	(275)	(45,848)	(2,590)
Less: Accretion of Series A Preferred Stock to redemption value	(10,606)	(273)	-	-	-	-
Net loss attributable to Blend Labs, Inc common stockholders	$ (58,965)	$ (1,518)	$ (177,618)	$ (7,702)	$ (727,505)	$ (41,105)
Denominator:						
Weighted average common stock outstanding, basic and diluted	247,546	6,375	235,015	10,191	221,638	12,523
Net loss per share attributable to Blend Labs, Inc.:					$ -	$ -
Basic and diluted	$ (0.24)	$ (0.24)	$ (0.76)	$ (0.76)	$ (3.28)	$ (3.28)

The following potential shares of common stock were excluded from the computation of diluted net earnings per share attributable to the Company for the periods presented because including them would have been antidilutive as the Company has reported net loss for each of the periods presented:

	As of December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Outstanding stock options	17,300	19,946	25,337
Early exercised options subject to repurchase	-	124	528
Non-plan Co-Founder and Head of Blend options	26,057	26,057	26,057
Unvested restricted stock units	13,770	20,137	12,392
Unvested performance stock awards[1]	3,525	5,500	-
Series G Warrant	598	598	598
Haveli Warrant	11,111	-	-
Series A redeemable convertible preferred stock	46,154	-	-
Total anti-dilutive securities	118,515	72,362	64,912

_____

(1) Performance conditions were not satisfied for the unvested performance stock awards as of December 31, 2024.

16.
Strategic Partnership and Sale of Insurance Business

On September 30, 2024, the Company entered into a multi-element transaction with Covered Insurance Solutions which included a strategic partnership agreement as well as the sale of the Company's insurance business. As part of the strategic partnership agreement, the Company granted a five-year term license allowing Covered Insurance Solutions to integrate its insurance solutions into the Company's platform for an annual fixed fee plus variable charges. The Company also received $10.1 million in cash proceeds and the Covered Warrant. The Covered Warrant has a term of ten years and expires on September 30, 2034. The fair value of the Covered Warrant at the time of grant was approximately $0.7 million.

The Company recognized a gain on the sale of insurance business of $9.2 million, net of transaction costs of $0.3 million, which is presented within other income (expense), net in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2024.

The Company has determined the five-year term license is a performance obligation under ASC 606, *Revenue from Contracts with Customers.* The deferred revenue liability related to the performance obligations recognized under the strategic partnership agreement was $1.0 million as of December 31, 2024.

17.
Segment Information

The Company's CODM is the chief executive officer. The Company's operating segments are defined in a manner consistent with how the Company manages its operations and how the CODM evaluates the results and allocates the Company's resources. The Company's operations are organized into
two reportable segments: Blend Platform and Title.

In 2023, the Company introduced Blend Builder, which gives customers the ability to easily configure or build custom workflows from a pre-built set of components. In connection with this development, the Company changed its reporting segments as previously reported on its Annual Report on Form 10-K for the fiscal years ended December 31, 2022 and 2021, to change the composition of the Blend Platform segment to exclude the Company's digitally-enabled title component and instead report the digitally-enabled title component within the Title segment. This change reflects a corresponding change in how the CODM reviews financial information in order to allocate resources and assess performance. The comparative prior period amounts have been reclassified to conform to current period presentation.

The CODM assesses segment performance by using each segment's gross profit. The Company does not evaluate performance or allocate resources based on segment assets, and therefore, such information is not presented.

The CODM uses segment revenue and gross profit in the budget and forecasting process as well as in periodic financial reviews. The CODM considers budget-to-actual variances on a monthly basis to analyze historical performance of the segments. The CODM also considers revenue and gross margin growth when making decisions about capital and resource allocation between the segments to optimally support the Company's strategic goals.

The following tables provide information about each reportable segment:

	Year Ended December 31, 2024		
	Blend Platform	Title	Consolidated
	(in thousands)		
Revenue			
Software platform	$ 106,914	$ -	$ 106,914
Professional services	8,848	-	8,848
Title	-	46,257	46,257
Total revenue	$ 115,762	$ 46,257	$ 162,019
Cost of revenue			
Software platform	$ 23,107	$ -	$ 23,107
Professional services	9,434	-	9,434
Title	-	38,934	38,934
Total cost of revenue	$ 32,541	$ 38,934	$ 71,475
Gross profit	$ 83,221	$ 7,323	$ 90,544

	Year Ended December 31, 2023		
	Blend Platform	Title	Consolidated
	(in thousands)		
Revenue			
Software platform	$ 101,204	$ -	$ 101,204
Professional services	8,345	-	8,345
Title	-	47,297	47,297
Total revenue	$ 109,549	$ 47,297	$ 156,846
Cost of revenue			
Software platform	$ 22,025	$ -	$ 22,025
Professional services	11,065	-	11,065
Title	-	42,621	42,621
Total cost of revenue	$ 33,090	$ 42,621	$ 75,711
Gross profit	$ 76,459	$ 4,676	$ 81,135

	Year Ended December 31, 2022		
	Blend Platform	Title	Consolidated
	(in thousands)		
Revenue			
Software platform	$ 113,589	$ -	$ 113,589
Professional services	7,835	-	7,835
Title	-	113,777	113,777
Total revenue	$ 121,424	$ 113,777	$ 235,201
Cost of revenue			
Software platform	$ 30,706	$ -	$ 30,706
Professional services	15,504	-	15,504
Title	-	99,340	99,340
Total cost of revenue	$ 46,210	$ 99,340	$ 145,550
Gross profit	$ 75,214	$ 14,437	$ 89,651

The following table presents a reconciliation of reportable consolidated gross profit to loss before income taxes:

120

		Year Ended December 31,				
		2024		2023		2022
		(in thousands)				
Gross profit	$	90,544	$	81,135	$	89,651
Operating expenses:						
Research and development		46,087		81,591		138,094
Sales and marketing		36,049		60,130		85,248
General and administrative		50,557		70,688		139,120
Amortization of acquired intangible assets		-		-		8,411
Impairment of intangible assets and goodwill		-		-		449,680
Restructuring		7,471		24,948		15,275
Total operating expenses		140,164		237,357		835,828
Loss from operations		(49,620)		(156,222)		(746,177)
Interest expense		(6,747)		(30,811)		(24,790)
Other income (expense), net		13,057		7,248		4,916
Loss before income taxes	$	(43,310)	$	(179,785)	$	(766,051)

The Company does not generate revenue from external customers in foreign countries. The Company's long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic location are as follows:

		As of December 31,		
		2024		2023
		(in thousands)		
Long-lived assets:				
United States	$	13,677	$	11,747
India		-		763
Mexico		113		-
Total	$	13,790	$	12,510

18.
Subsequent Events

Performance Stock Units

In January 2025, the Company's board of directors granted a total of 1,300,000 PSUs to a recently hired senior executive. In March 2025, the Company's board of directors granted a total of 4,200,000 PSUs to the Co-Founder and Head of Blend. The PSUs will vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles.

Executive PSU Standardization

In 2023, the Company's board of directors granted PSUs (the "2023 PSU Awards") to two legacy senior executives, covering a total of 1,200,000 PSUs and 800,000 PSUs, respectively. The 2023 PSU Awards were scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. In December 2024, the first performance target related to the Company's stock price was satisfied and 25% of the PSUs subject to each 2023 PSU Award vested.

On March 13, 2025, the Company's compensation committee elected to standardize the performance goals applicable to all outstanding PSUs for these two legacy senior executives so that the Company's executives would have the same incentives and work towards the same objectives, thus creating a more cohesive and effective leadership team. In connection with this determination, the outstanding 2023 PSU Awards were cancelled and on the same date, the Company's compensation committee granted new PSUs (the "New PSUs") to each of the two legacy senior executives, covering a total of 1,300,000

PSUs and 800,000 PSUs, respectively. The New PSUs are scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles.

Agreement Relating to Title365

On February 26, 2025, the Company executed an agreement with the holder of the 9.9% noncontrolling interest in Title365, where such holder will surrender its remaining interest to the Company. Additionally, the agreement terminated the Title365 stockholders agreement as described in Note 2, Summary of Significant Accounting Policies. As a result of the foregoing, the Title365 Put Option has been extinguished as of February 26, 2025. The Company also terminated a non-compete and non-solicit agreement with the counterparty, allowing the counterparty to pursue business opportunities relating to the title insurance industry. In connection with the agreement, the Company and the counterparty executed an amendment to an existing revenue subscription arrangement, whereby the counterparty committed to a certain minimum amount of consideration for access to the Company's platform, updated pricing, and an extension of the existing arrangement's contractual term.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act until we are no longer an "emerging growth company" as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

On November 8, 2024, Amir Jafari, our Head of Finance and Administration, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 93,039 shares of our Class A common stock, with the exact number of shares to be sold pursuant to Mr. Jafari's trading arrangement to be determined based on market prices of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until July 31, 2025, or earlier if all transactions under the trading arrangement are completed.

On December 13, 2024, Nima Ghamsari, our Head of Blend, Co-Founder, and Chair of our board of directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of up to 800,000 shares of our Class A common stock and sales of shares of our Class A common stock to be issued upon the vesting of restricted stock units or exercise of options, with the exact number of shares to be sold pursuant to Mr. Ghamsari's trading arrangement to be determined based on market prices of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until September 25, 2025, subject to early termination for certain specified events set forth in the trading arrangement, or earlier if all transactions under the trading arrangement are completed.

No other officers or directors, as defined in Rule 16a-1(f),
adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the last fiscal quarter.

Executive Compensation Changes

On March 13, 2025, based on the recommendation of our compensation committee of our board of directors (the "compensation committee") our board of directors approved new compensation arrangements for Nima Ghamsari, Head of Blend, Co-Founder and Chair of our board of directors (the "Head of Blend"). Under the terms of the new compensation arrangements, the Head of Blend will receive (a) a base salary of $545,000 per year (unchanged from his current base salary), (b) an annual target bonus in the amount of $495,000, effective as of April 1, 2025, (c) an award of RSUs covering 1,000,000 shares of the Company's Class A Common Stock, vesting in quarterly installments over two years, with the first quarterly installment scheduled to vest on May 20, 2025, subject to the Head of Blend's continued employment with the Company through the applicable vesting date, and (d) an award of PSUs covering a maximum of 4,200,000 shares of the Company's Class A Common Stock with vesting contingent on the achievement of certain Company stock price hurdles to be set forth in the applicable award agreement.

On March 13, 2025, our compensation committee of the board of directors (the "compensation committee") approved new compensation arrangements for Amir Jafari, Head of Finance and Administration, and Winnie Ling, Head of Legal and People (each, a "Senior Executive"). Under the terms of the new compensation arrangements, Mr. Jafari will receive (a) a base salary of $450,000 per year, effective as of April 1, 2025, (b) an annual target bonus for 2025 in the amount of $200,000 (unchanged from his 2024 annual target bonus), (c) an award of RSUs covering 750,000 shares of the Company's Class A Common Stock, vesting in quarterly installments over two years, with the first quarterly installment scheduled to vest on May 20, 2025, subject to Mr. Jafari's continued employment with the Company through the applicable vesting date, and (d) an award of performance-based RSUs ("PSUs", and such award, the "New PSUs", as defined and described below). Under the terms of the new compensation arrangements, Ms. Ling will receive (a) a base salary of $400,000 per year (unchanged from her current base salary), (b) an annual target bonus for 2025 in the amount of $100,000, effective as of April 1, 2025, (c) an award of RSUs covering 250,000 shares of the Company's Class A Common Stock, vesting in quarterly installments over two years, with the first quarterly installment scheduled to vest on May 20, 2025, subject to Ms. Ling's continued employment with the Company through the applicable vesting date, and (d) an award of New PSUs (as described below).

Executive PSU Standardization

In 2023, our board of directors granted PSUs (the "2023 PSU Awards") to each Senior Executive, covering a total of 1,200,000 PSUs for Mr. Jafari and 800,000 PSUs for Ms. Ling, respectively. The 2023 PSU Awards were scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles. In December 2024, the first performance target related to the Company's stock price was satisfied and 25% of the PSUs subject to each 2023 PSU Award vested.

On March 13, 2025, our compensation committee deemed it advisable to standardize the performance goals applicable to all outstanding PSUs for the Senior Executives so that the Company's executives would have the same incentives and work towards the same objectives, thus creating a more cohesive and effective leadership team. In connection with this determination, on March 13, 2025, the outstanding 2023 PSU Awards, covering a total of 900,000 PSUs for Mr. Jafari and 600,000 PSUs for Ms. Ling, respectively, were cancelled, and on the same date, our compensation committee granted new PSUs (the "New PSUs") to Mr. Jafari covering a total of 1,300,00 PSUs and Ms. Ling covering a total of 800,000 PSUs. The New PSUs are scheduled to vest in four tranches upon continued service and satisfaction of certain market-based performance targets related to the Company's stock price hurdles.

Executive Severance Agreements

On March 13, 2025, our board of directors (with respect to Mr. Ghamsari and based on the recommendation of our compensation committee) and the compensation committee (with respect to the Senior Executives) approved the Company entering into a letter agreement (the "Letter Agreement") with Nima Ghamsari, Head of Blend, Co-Founder, and Chair of the Company's board of directors (the "Head of Blend" and, together with the Senior Executives, the "Executives") and each Senior Executive. Each Letter Agreement provides the Executive with certain severance protections under the circumstances described in the Letter Agreement. Pursuant to the terms of the Letter Agreement, if the Company terminates the Executive's employment without Cause (as defined in the Letter Agreement) and other than by reason of the Executive's death or Disability (as defined in the Letter Agreement), the Executive will receive a lump sum payment equal to: (i) six months of the Executive's base salary in effect immediately prior to the Executive's termination and (ii) an amount representing Company-paid COBRA for Executive and Executive's covered dependents for a period of six months following the termination (together, the "Severance Benefits"). Receipt of the Severance Benefits is conditioned on the Executive satisfying any conditions to receipt of severance set forth in the Letter Agreement, including the Executive timely signing and not revoking the Company's then-standard separation agreement and release of claims. In the event that any payments or benefits payable to the Executive (including the Severance Benefits) constitute "parachute payments" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then such payments or benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such payments or benefits being subject to the excise tax, whichever results in the receipt by the Executive on an after-tax basis of the greatest amount of payments or benefits. The foregoing is a summary of the material terms of the Letter Agreement and is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which will be included as an exhibit to the this Annual Report on Form 10-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 15. EXHIBITS

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Stock Purchase Agreement among the registrant, Title365 Holding Co., Xome Holdings LLC and, for the purposes of certain sections of the agreement, Mr. Cooper Group Inc., dated as of March 12, 2021.	S-1	333-257223	2.1	June 21, 2021
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-Q	001-40599	3.1	August 24, 2021
3.2	Amended and Restated Bylaws of the registrant.	10-Q	001-40599	3.2	August 24, 2021
3.3	Certificate of Amendment to Certificate of Designations of the registrant.	8-K	001-40599	3.1	June 24, 2024
3.4	Amended and Restated Certificate of Designations of the registrant.	8-K	001-40599	3.2	June 24, 2024
4.1	Form of Class A common stock certificate of the registrant.	S-1/A	333-257223	4.1	July 6, 2021
4.2	Amended and Restated Investors' Rights Agreement, among the registrant and certain holders of its capital stock, dated as of January 11, 2021.	S-1/A	333-257223	4.2	July 6, 2021
4.3	Warrant to Purchase Class A Common Stock between the registrant, OR Lending LLC, OR Tech Lending LLC, and OR BL LLC., dated as of July 2, 2021.	10-Q	001-40599	4.4	August 24, 2021
4.4	Description of Capital Stock.	10-K	001-40599	4.4	March 31, 2022
4.5	Warrant to Purchase Class A Common Stock between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	4.1	May 8, 2024
4.6	Registration Rights Agreement, between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	4.2	May 8, 2024
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1/A	333-257223	10.1	July 6, 2021
10.2+	Blend Labs, Inc. 2021 Equity Incentive Plan and related form agreements.	10-K	001-40599	10.2	March 14, 2024
10.3+	Blend Labs, Inc. 2012 Stock Plan and related form agreements.	S-1	333-257223	10.3	June 21, 2021
10.4+	Executive 2020 Bonus Plan.	S-1	333-257223	10.4	June 21, 2021

10.5+	Executive Incentive Compensation Plan.	S-1	333-257223	10.5	June 21, 2021
10.6+	Confirmatory Employment Letter between the registrant and Nima Ghamsari, dated as of July 1, 2021.	S-1/A	333-257223	10.8	July 6, 2021
10.7+	Letter Agreement between the registrant and Nima Ghamsari, dated as of August 25, 2023.	10-Q	001-40599	10.1	November 7, 2023
10.8+	Form of Award Letter.	10-Q	001-40599	10.3	November 7, 2023
10.9+	Blend Labs, Inc. Stand-Alone Stock Option Agreement between the registrant and Nima Ghamsari, effective as of March 30, 2021, as amended July 5, 2021.	10-Q	001-40599	10.12	August 24, 2021
10.10+	Form of Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.15	July 6, 2021
10.11+	Form of Equity Exchange Agreement between the registrant and Nima Ghamsari.	S-1/A	333-257223	10.16	July 6, 2021
10.12	Office Lease between the registrant and 500 Pine Street Company LLC, dated as of December 1, 2016.	S-1	333-257223	10.17	June 21, 2021
10.13+	Offer Letter between the registrant and Amir Jafari, dated as of January 9, 2023.	10-K	001-40599	10.20	March 16, 2023
10.14	Stockholders Agreement among the registrant, Title365 Holding Co., and Xome Holdings LLC, dated as of June 30, 2021.	10-K	001-40599	10.22	March 14, 2024
10.15+	Outside Director Compensation Policy, as amended.	10-Q	001-40599	10.3	May 8, 2024
10.16	Investment Agreement between the registrant and Haveli Brooks Aggregator, L.P., dated as of April 29, 2024.	10-Q	001-40599	10.4	May 8, 2024
10.17+	Form of Change in Control Severance Agreement.	10-Q	001-40599	10.1	November 6, 2024
10.18+*	Offer Letter between the registrant and Srinivasan Venkatramani, dated as of October 27, 2024.				
10.19+*	Form of Severance Letter Agreement.				
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated April 6, 2023.	8-K	001-40599	16.1	April 6, 2023
19.1*	Insider Trading Policy.				
21.1*	List of subsidiaries of the registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
23.2*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.	10-K	001-40599	97.1	March 14, 2024

| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements. |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) |

_____

* Filed herewith.

\+ Indicates management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLEND LABS, INC.

Date:	March 13, 2025	By:	/s/ Nima Ghamsari
			Nima Ghamsari
			Head of Blend and Co-Founder
			(Principal Executive Officer)
Date:	March 13, 2025	By:	/s/ Amir Jafari
			Amir Jafari
			Head of Finance
			(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nima Ghamsari, Amir Jafari, and Winnie Ling, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nima Ghamsari Nima Ghamsari	Chief Executive Officer and Chair *(Principal Executive Officer)*	March 13, 2025
/s/ Amir Jafari Amir Jafari	Head of Finance and Administration *(Principal Financial Officer)*	March 13, 2025
/s/ Oxana Tkach Oxana Tkach	Controller *(Principal Accounting Officer)*	March 13, 2025
/s/ Gerald C. Chen Gerald C. Chen	Director	March 13, 2025
/s/ Erin Lantz Erin Lantz	Director	March 13, 2025
/s/ Timothy J. Mayopoulos Timothy J. Mayopoulos	Director	March 13, 2025
/s/ Brian Sheth Brian Sheth	Director	March 13, 2025
/s/ Bryan E. Sullivan Bryan E. Sullivan	Director	March 13, 2025
/s/ Eric Woersching Eric Woersching	Director	March 13, 2025



Appendix

Blend Labs, Inc.
Reconciliation of GAAP to non-GAAP Measures
(In thousands)

	Year Ended December 31,	
	2024	**2023**
GAAP operating expenses	$ 140,164	$ 237,357
Non-GAAP adjustments:		
Stock-based compensation[1]	27,550	44,889
Workforce reduction costs[2]	2,987	24,948
Abandoned and terminated facilities costs[3]	5,021	—
Compensation realignment costs[5]	1,155	5,174
Litigation contingencies[6]	303	405
Transaction-related costs[7]	—	2,066
Non-GAAP operating expenses	$ 103,148	$ 159,875

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
GAAP loss from operations	$ (21,175)	$ (13,339)	$ (13,319)	$ (1,787)	$ (49,620)
Non-GAAP adjustments:					
Stock-based compensation[1]	8,071	7,271	6,671	6,064	28,077
Workforce reduction costs[2]	983	207	1,681	116	2,987
Abandoned and terminated facilities costs[3]	—	—	4,484	537	5,021
Amortization of capitalized internal-use software[4]	—	23	219	249	491
Compensation realignment costs[5]	901	254	—	—	1,155
Litigation contingencies[6]	—	—	303	—	303
Non-GAAP (loss) income from operations	$ (11,220)	$ (5,584)	$ 39	$ 5,179	$ (11,586)

(1) Stock-based compensation represents the non-cash grant date fair value of stock-based instruments utilized to incentivize our employees, for which the expense is recognized over the applicable vesting or performance period.

(2) Workforce reduction costs represent expenses incurred in connection with the workforce restructuring actions executed as part of our broader efforts to improve cost efficiency.

(3) Abandoned and terminated facilities costs represent charges related to the early termination of a leased facility and abandonment of another leased facility as part of our broader efforts to better align our operating structure with our business activities.

(4) Amortization of capitalized internal-use software represents the non-cash amortization expense related to our developed technology that is amortized over the estimated useful life.

(5) Compensation realignment costs relate to amortization of one-time cash bonus payment (paid in two installments in March and May 2023) to certain employees in lieu of previously committed equity-based awards, driven by an organizational initiative to standardize our equity compensation program.

(6) Litigation contingencies represent reserves for legal settlements that are unusual or infrequent costs associated with our operating activities.

(7) Transaction-related costs include non-recurring due diligence, consulting, and integration costs recorded within general and administrative expense.